

Fellow Stockholders:

On behalf of the entire Board of Directors, thank you for your continued investment in ATN International.

You will also find a letter nearby from our Chief Executive Officer, Brad Martin, which provides an overview of ATN's 2024 financial and operational performance, and outlines key priorities for 2025. As Executive Chairman, I will offer a broader perspective on the role the Board plays in providing governance and oversight during this period of operational recalibration.

Board Oversight and Long-Term Stewardship

This past year presented challenges across several fronts, particularly in our U.S. Telecom segment. As a result, both our financial outlook and market sentiment were impacted, including the Company's removal from certain equity indices. While these developments were disappointing, the Board has remained deeply engaged in supporting ATN's long-term strategy and ensuring strong accountability from leadership.

As you might expect, your Board of Directors dedicated considerable time and attention throughout the year to evaluating business execution, risk management, and financial resilience — engaging with management and outside advisors to help ensure ATN remains focused on long-term value creation. In addition to regular reviews of the Company's operational and financial performance, the Board worked closely with management to support the effective execution of its strategy — aimed at sustaining revenue, improving operating margins and enhancing cash flow generation.

Capital Allocation and Value Creation

Capital allocation continues to be a critical area of focus for the Board. We worked closely with management in reviewing dividend and share repurchase activity, balancing near-term financial considerations with our confidence in the long-term prospects of the business.

In 2024, ATN paid cash dividends totaling $15 million. In both December 2022 and December 2023, the Board increased the quarterly dividend by 24% and 14%, respectively. These increases reflected confidence in the strength of ATN's operational cash flows and the anticipated completion of its elevated capital investment cycle. This past December, the Board elected to maintain the dividend at its current level. This decision reflected careful consideration of the Company's 2024 financial performance, near-term operational challenges in certain markets, and a continued commitment to supporting long-term growth and enhancing stockholder value.

The Company also repurchased 423,511 shares in 2024, for a total of $10 million. Securities regulations limit when repurchases can occur, but the Company continues to evaluate opportunities to deploy its authorized share repurchase program strategically. As of December 31, 2024, $15 million remained available under the current repurchase authorization.

Board Composition Update

As part of this year's slate of nominees for your Board of Directors, you will notice that Richard Ganong is not standing for re-election. Rick has served on our Board since 2018 and has made a lasting impact through his strategic outlook and insight. During his tenure, he chaired the Compensation Committee and contributed meaningfully as a member of the Investment, Nominating and Governance and Audit committees. Rick's approach was characterized by clear, direct feedback and balanced support of management's efforts. The Board has chosen not to fill the vacancy at this time and is recommending a slate of seven directors. On behalf of the Board and the senior management team, I thank Rick for his dedication, leadership, and fellowship over these past seven years.

Looking Ahead

The Board will continue to review ATN's market positioning and long-term capital market strategy. While we believe in the strength of the Company's underlying assets and market position, we remain focused on supporting efforts that strengthen investor confidence and enhance long-term shareholder value.

As we look ahead, the Board remains focused on ensuring that ATN is positioned for sustainable success. That includes monitoring the progress of our 2025 goals, maintaining an open dialogue with management on performance and execution, and upholding a governance framework that reflects the interests of all stockholders.

We appreciate your trust and support as we work together toward improved results and greater long-term value. On behalf of the entire Board, thank you for your continued support.

Sincerely,

Michael T. Prior
Executive Chairman
ATN International, Inc.
April 30, 2025

Forward Looking Statements

Any statements contained in the Executive Chairman and Chief Executive Officer letters which do not describe historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our future financial performance, business goals and objectives, and results of operations; expectations regarding our future financial performance; demand for our services and industry trends; the expansion of our customer base and networks; receipt of certain government grants and our plans, expectations and strategy for the future. Any forward-looking statements contained herein are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including, but not limited to, those risks and uncertainties identified in our filings with the SEC, including, without limitation, (1) the general performance of our operations, including operating margins, revenues, capital expenditures, and the retention of and future growth of our subscriber base and ARPU; (2) our ability to replace and remove all prohibited mobile telecommunications equipment in our US network on the timeframe and at the cost approved by the Federal Communications Commission; (3) our ability to satisfy the needs and demands of our major carrier customers; (4) our ability to maintain government funding, including as a result of changes to governmental policies and programs, regulation of our businesses, and changes to funding imposed by the new US administration, which may impact our revenue, operating costs, and telecommunications licenses; (5) the adequacy and expansion capabilities of our network capacity and customer service system to support our customer growth; (6) our ability to efficiently and cost-effectively upgrade our networks and information technology platforms to address rapid and significant

To Our Valued Stockholders,

As we reflect on 2024, I want to begin by recognizing our teams across the organization for their hard work and dedication. Their focus and commitment enabled us to make meaningful progress throughout the year, even as we navigated challenges in our U.S. markets. Thanks to their efforts, we advanced our strategy and positioned the business for long-term success.

At ATN, our mission is simple yet powerful: to connect people, communities, and businesses with the communications infrastructure that enables opportunity. In 2024, we continued to deliver on that mission — expanding connectivity in rural Alaska, advancing fiber builds in the U.S. Southwest, and strengthening networks across the Caribbean. These efforts support education, power small businesses, and provide critical access to medical and other resources in regions where reliable service can be life changing.

2024 Performance

2024 was a year of transition, marked by strategic progress alongside significant market challenges. While we made important strides in reshaping the business for the future, our financial results reflect the near-term impact of these changes — particularly in our U.S. markets. The wind-down of government COVID-era service subsidies, combined with our strategic shift away from certain legacy consumer offerings and toward infrastructure projects supported by grants, has created near-term pressure on both revenue and profitability. We recognize that this has been a challenging period for our stockholders, and we remain firmly committed to restoring growth and delivering long-term value.

Against this backdrop, we experienced positive momentum in our international markets driven by the steady demand for high-speed broadband services. However, headwinds in our domestic markets led to a 4 percent decline in full-year revenue to $729 million. The net loss for 2024 was $26 million, or $2.10 loss per share, which included a $35 million goodwill charge offset by a $13 million gain on the disposition of assets and transfers. This is compared with a net loss of $15 million, or $1.25 loss per share, for full-year 2023. Adjusted EBITDA[1] decreased 3 percent to $184 million. Despite these pressures, we improved cash flow from operations by 16 percent year-over-year and reduced Company funded capital expenditures by 32 percent, underscoring our focus on financial resilience and capital efficiency.

Executing a Clear Strategy

Our investments over the past three years are beginning to yield measurable results that support our long-term growth thesis. During this three-year period, we expanded our fiber route miles by more than 50 percent, reaching nearly 12,000; increased the number of homes passed by high-speed data services by over 135% to 426,000, and grew our base of high-speed data customers by nearly 45 percent to 141,000[2].

These advances are already delivering real-world impact. In the U.S. Southwest, we're bringing fiber to communities that previously lacked access to even basic broadband — helping to close the digital divide and enable economic participation. In the Caribbean, our growing infrastructure is powering digital business models and advancing national development priorities.

We are working alongside regional partners to bring high-speed connectivity to remote and historically underserved areas. These projects reinforce our leadership in rural broadband, demonstrate effective public-private collaboration, and create long-term growth opportunities in markets with limited competition and significant need.

Moving forward, we expect to continue to expand in the U.S. markets largely with government infrastructure grant funding — an important differentiator for ATN. We've now secured more than

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[1]   Adjusted EBITDA is defined as Operating income (loss) before depreciation and amortization expense, transaction-related charges, restructuring expenses, one-time impairment or special charges, the gain (loss) on disposition of assets and transfers, and non-cash stock-based compensation.

[2]   High speed data service is defined as download speeds 100 Mbps or greater and high-speed data customers as subscribers connected to our high-speed networks regardless of the speed of plan selected.

$370 million in grants that help extend the reach of our infrastructure while reducing upfront capital requirements. More than half of these projects are expected to be completed in 2025, creating long-term opportunities for growth and value creation in future years.

We continue to pursue federally supported fiber expansion through the Broadband Equity, Access, and Deployment (BEAD) Program, with multiple applications submitted in the southwest. These opportunities could enable us to extend our fiber footprint using public funding while advancing our mission to serve underserved communities. The impact of this program would also be felt over a longer-term horizon.

Financial Discipline and Operational Focus

We entered 2024 with a plan to scale back capital intensity and sharpen our operational focus, and we delivered on that plan. Our approach to internal capital deployment is now more selective, with a growing share reimbursed in the 2025 year through grant or government funding in our U.S. markets. This alignment supports our commitment to capital efficiency and sustainable cash generation.

We also took measured steps to manage debt and improve cash flow, which remains a key priority moving forward. Our long-term objective is to maintain a strong and flexible balance sheet that supports both investment and stockholder returns.

International Growth and Efficiency

Our international segment continues to be a source of stability and growth. In 2024, we achieved both revenue and margin expansion, fueled by rising demand for high-speed broadband services, and business mobility solutions. Our efforts remain focused on enhancing our network capabilities, targeting high-value business segments, and driving greater operational efficiency.

These markets continue to be a strong contributor to our overall portfolio and demonstrate how disciplined execution can generate consistent results — even across diverse and dynamic operating environments.

Transforming Our U.S. Operations

Our U.S. Telecom operations are undergoing a strategic transition — shifting both in customer focus and in the technologies deployed. In 2024, we expanded our fiber and fiber-fed footprint in priority markets, streamlined our portfolio by exiting offerings that no longer aligned with our strategic direction, and strengthened our leadership team to enhance execution.

As a result, the business is building upon its strong base of business and carrier services aligning with long-term demand trends and offering more durable, recurring revenue potential. While the transition away from legacy offerings comes with near-term impacts, we believe it is laying the foundation for a more scalable and higher-margin U.S. business going forward.

Our Strategic Pillars

ATN's strategy is anchored in three core strengths:

- Fiber & Fiber-Fed Telecom Services: We invest in high-value infrastructure to meet the growing demand for high-speed broadband, laying the foundation for scalable, long-term growth.

- Enterprise & Carrier Solutions: We deliver higher-margin, business-driven services using fiber-based technologies and deep local market expertise.

- Operational and Capital Efficiency: We are optimizing operations and capital allocation, while leveraging government grants to enhance free cash flow and long-term shareholder value.

Looking Ahead to 2025 and Beyond

As we look ahead, our strategic priorities are clear. We're focused on growing international telecom segment contributions by enhancing services and operating with increased efficiency. At the same time, we are completing grant-funded fiber projects in the U.S. while continuing to optimize the business for long-term performance. Throughout, we remain disciplined in our approach to capital allocation and committed to maintaining a strong, flexible balance sheet.

We expect 2025 to be a year of improved operating efficiency in our international markets and stabilization in our U.S. markets. With grant-backed fiber builds progressing, a solid balance sheet, and a more focused business mix, we are cautiously optimistic about our ability to build momentum as the year unfolds.

Staying True to Our Mission

We are proud of the progress we've made, and clear-eyed about the work ahead. ATN's mission — to connect underserved markets with critical communications infrastructure — continues to guide every decision we make. We believe staying true to our mission will continue to generate value — for the communities we serve, and for you, our shareholders.

Thank you for your continued trust and support. We look forward to sharing our progress with you in the year ahead.

Sincerely,

Brad Martin
President and Chief Executive Officer
ATN International, Inc.
April 30, 2025

Forward Looking Statements

Any statements contained in the Executive Chairman and Chief Executive Officer letters which do not describe historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our future financial performance, business goals and objectives, and results of operations; expectations regarding our future financial performance; demand for our services and industry trends; the expansion of our customer base and networks; receipt of certain government grants and our plans, expectations and strategy for the future. Any forward-looking statements contained herein are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including, but not limited to, those risks and uncertainties identified in our filings with the SEC, including, without limitation, (1) the general performance of our operations, including operating margins, revenues, capital expenditures, and the retention of and future growth of our subscriber base and ARPU; (2) our ability to replace and remove all prohibited mobile telecommunications equipment in our US network on the timeframe and at the cost approved by the Federal Communications Commission; (3) our ability to satisfy the needs and demands of our major carrier customers; (4) our ability to maintain government funding, including as a result of changes to governmental policies and programs, regulation of our businesses, and changes to funding imposed by the new US administration, which may impact our revenue, operating costs, and telecommunications licenses; (5) the adequacy and expansion capabilities of our network capacity and customer service system to support our customer growth; (6) our ability to efficiently and cost-effectively upgrade our networks and information technology platforms to address rapid and significant technological changes in the telecommunications industry; (7) continued access to capital and credit markets on terms we deem favorable; (8) our reliance on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure; (9) our ability to continue to cost-effectively service our debt to levels needed to fund our business given rising interest rates; (10) our estimated plan with respect to material construction projects and the effect such progress will have on our financial results; (11) increased risk of political, geopolitical and other risks and opportunities facing our operations, including those resulting from the new US administration, the persistence of high inflation, and other macroeconomic headwinds including increased costs, higher interest rates, availability of exchanging foreign currency into US dollars, and supply chain disruptions; (12) the loss of, or an inability to recruit and retain skilled personnel in our various jurisdictions, including key members of management; (13) our ability to find investment or acquisition or disposition opportunities that fit our strategic goals; (14) the occurrence of weather events and natural catastrophes and our ability to secure the appropriate level of insurance coverage for these assets; (15) increased competition; and (16) any other risks described in our Annual Report on Form 10-K for the year ended December 31, 2024, as may be updated by our quarterly reports on Form 10-Q. We expressly disclaim any intent or obligation to update these forward-looking statements other than as required by law.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

Or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from   to   **

Commission File No. 001-12593

ATN INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**47-0728886**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 Cummings Center	
Beverly, Massachusetts	**01915**
(Address of principal executive offices)	(Zip Code)

(978) 619-1300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	ATNI	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

(Title of each class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant as of June 30, 2024, was approximately $231 million based on the closing price of the registrant's Common Stock as reported on the Nasdaq Global Select Market.

As of March 17, 2025, the registrant had 15,481,207 outstanding shares of Common Stock, $.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Report") contains forward-looking statements relating to, among other matters, our future financial performance and results of operations; the impact of federal support program revenues; expectations regarding future revenue, operating income, EBITDA and capital expenditures; the competitive environment in our key markets, demand for our services and industry trends; expectations regarding litigation; our liquidity; and management's plans and strategy for the future. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and are not guarantees of future events or results. Actual future events and results could differ materially from the events and results indicated in these statements as a result of many factors, including, among others, (1) the general performance of our operations, including operating margins, revenues, capital expenditures, and the retention of and future growth of our subscriber base and ARPU; (2) our ability to replace and remove all prohibited mobile telecommunications equipment in our US network on the timeframe and at the cost approved by the Federal Communications Commission; (3) our ability to satisfy the needs and demands of our major carrier customers; (4) our ability to maintain government funding, including as a result of changes to governmental policies and programs, regulation of our businesses, and changes to funding imposed by the new US administration, which may impact our revenue, operating costs, and telecommunications licenses; (5) the adequacy and expansion capabilities of our network capacity and customer service system to support our customer growth; (6) our ability to efficiently and cost-effectively upgrade our networks and information technology platforms to address rapid and significant technological changes in the telecommunications industry; (7) continued access to capital and credit markets on terms we deem favorable; (8) our reliance on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure; (9) our ability to continue to cost-effectively service our debt to levels needed to fund our business given rising interest rates; (10) our estimated plan with respect to material construction projects and the effect such progress will have on our financial results; (11) increased risk of political, geopolitical and other risks and opportunities facing our operations, including those resulting from the new US administration, the persistence of high inflation, and other macroeconomic headwinds including increased costs, higher interest rates, availability of exchanging foreign currency into US dollars, and supply chain disruptions; (12) the loss of, or an inability to recruit and retain skilled personnel in our various jurisdictions, including key members of management; (13) our ability to find investment or acquisition or disposition opportunities that fit our strategic goals; (14) the occurrence of weather events and natural catastrophes and our ability to secure the appropriate level of insurance coverage for these assets; and (15) increased competition.

Please keep in mind that any forward-looking statement made by us in this Report or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors may cause actual results to differ materially from those indicated by our forward-looking statements, including those set forth in Item 1A of this Report under the caption "Risk Factors." We have no duty to, and do not intend to, update or revise the forward-looking statements made by us in this Report after the date of this Report, except as may be required by law.

In this Report, the words "the Company," "we," "our," "ours," "us" and "ATN" refer to ATN International, Inc. and its subsidiaries. This Report contains trademarks, service marks and trade names that are the property of, or licensed by, ATN and its subsidiaries.

References to dollars ($) refer to US dollars unless otherwise specifically indicated

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PART I

ITEM 1. BUSINESS

Strategy

We believe that access to reliable, high-quality communications services for data, voice and video is fundamental to the economic growth and well-being of every community and should be easy and ubiquitous. Our strategy is informed by our mission which is to digitally empower people and communities so that they can connect with the world and prosper. We seek to do so by providing our customers with critical communication technologies that enable rural and remote communities to access reliable, high-speed broadband access through fiber or fiber-like services. These services are essential for allowing these communities to access things such as healthcare, education, and economic opportunities.

At the start of 2022, we launched a three-year strategy to deploy capital into fiber and fiber-fed high-speed data solutions to increase our network reach and grow the number of business and consumers utilizing high-speed broadband services. The key elements of our strategy are the following:

- ***Glass & Steel™***. We have focused on building and owning advanced digital infrastructure to adapt and meet our customers' evolving connectivity needs. This investment period has been focused on advancing our carrier managed services business, enabling us to utilize critical infrastructure while transitioning away from legacy wholesale services business.

- ***First-to-Fiber***. We have pursued a "first-to-fiber" strategy targeting underbuilt or historically underserved markets to "close the digital divide" in our rural or remote markets. We used a variety of technologies to pursue our goal of closing the digital divide while ensuring a viable return on our investment. In addition to deploying our own capital, we utilized federal, state, local or tribal government funding incentives and programs. As of December 31, 2024, we had approximately 800,900 homes passed by our broadband services of which 53% of those homes had access to high-speed data (HSD) (defined as download speeds equal to or more than 100 megabits per second), and approximately 203,200 broadband subscribers, of which 69% were HSD broadband subscribers, and 11,921 fiber route miles. While we expect that our rate of organic investment will continue to slow, we anticipate that we will continue to access federal, state, local or tribal government funding incentives and programs to supplement our investments in this area.

- ***Operational Efficiencies***. We have focused on enhancing operational efficiencies to reduce operating costs and improve operating margins. This includes initiatives to streamline legacy copper-based networks and align our workforce with our business needs. We anticipate these efforts will continue across both of our segments.

- ***Localized Operations***. We believe that strong local management enhances our customer relationships and reduces risk. By maintaining these relationships and leveraging our management experience and operational, technical, and financial expertise with company-wide resources, we can assist these local management teams in further improving operations and growing their businesses.

- ***Capital Allocation Strategy Designed for Long-Term Investor Return***. We take a long-term perspective on our businesses, which we believe enhances our likelihood of success while mitigating risk. When evaluating investment opportunities, we seek out infrastructure-based services that result in steady, long-term cash flows. The durability of these investments ensures consistent operating cash flows over extended periods that enable us to re-invest in our core operations, reduce debt, and return value to our investors through dividends or stock repurchases. We consider new investments, acquisitions and dispositions on a disciplined, return-on-investment basis.

As of December 31, 2024, we completed our planned three-year capital investment phase which has increased the capabilities and lifespan and reduced the operating costs of our networks. We are focused on fully leveraging our upgraded network assets. Our strategy prioritizes optimizing business performance to enhance margins, generating increased cash flow and delivering sustained value to our shareholders and customers over the long term.

Overview

We provide digital infrastructure and communications services in the United States, primarily in the western US, the Navajo Nation and Alaska, and internationally, including Bermuda and the Caribbean region. We focus on smaller markets, many of which are rural or remote, that have a growing demand for connectivity services. Through our operating subsidiaries, we primarily provide: (i) fixed and mobile telecommunications connectivity to residential, business and government customers, including a range of high-speed internet and data services, fixed and mobile wireless solutions, and video and voice services; and (ii) carrier communications services, such as communications tower facilities to large business and government customers, and terrestrial and submarine fiber optic transport.

About the Company

We are a leading provider of digital infrastructure and communications services with a focus on rural and remote markets in the United States, and internationally, including Bermuda and the Caribbean region.

We have developed significant operational expertise and resources that we use to augment our capabilities in our local markets. With this support, our operating subsidiaries can improve their quality of service with greater economies of scale and expertise than would typically be available in the size markets we operate in. We provide management, technical, financial, regulatory, and marketing services to our operating subsidiaries and typically receive a management fee calculated as a percentage of their revenues, which is eliminated in consolidation. We also actively evaluate investment opportunities and other strategic transactions, both domestic and international, and generally look for those that we believe fit our profile of telecommunications businesses while keeping a focus on generating excess operating cash flows over extended periods of time. We use the cash generated from our operations to maintain an appropriate ratio of debt and cash on hand and to re-invest in organic growth, to fund capital expenditures, to return value to our stockholders through dividends or stock repurchases, and to make strategic investments or acquisitions.

For further information about our financial segments and geographical information about our operating revenues and assets, see Notes 1 and 14 to the Consolidated Financial Statements included in this Report.

As of December 31, 2024, we offered the following types of services to our customers:

- *Fixed Telecommunications Services*. We provide fixed data and voice telecommunications services to business and consumer customers. These services include high-speed consumer broadband and high-speed data solutions for businesses. For some markets, fixed services also include video services and revenue derived from support under certain government programs.

- *Carrier Telecommunication Services*. We deliver services to other telecommunications providers including the leasing of critical network infrastructure such as tower and transport facilities, wholesale roaming and long-distance voice services, site maintenance and international long-distance services.

- *Mobile Telecommunications Services*. We offer mobile communications services over our wireless networks and related equipment (such as handsets) to both business and consumer customers.

- *Managed Services*. We provide information technology services such as network, application, infrastructure and hosting services to both our business and consumer customers to complement our fixed telecommunications services in our existing markets.

Through December 31, 2024, we identified two operating segments to manage and review our operations, as well as to support investor presentations of our results. These operating segments are as follows:

- *US Telecom*. In the United States, we offer fixed, carrier, and managed services to customers in Alaska and the western United States. In 2024, we ceased providing mobility services to retail customers in the western United States.

- ***International Telecom***. In our international markets, we offer fixed, carrier, mobility and managed services to customers in Bermuda, the Cayman Islands, Guyana and the US Virgin Islands.

The following chart summarizes the operating activities of our principal subsidiaries, the segments in which we reported our revenue and the markets we served during 2024:

International Telecom			US Telecom		
Services	**Markets**	**Tradenames**	**Services**	**Markets**	**Tradenames**
Mobility Services .	Bermuda, Guyana, US Virgin Islands	One Communications, GTT (1), Viya	Mobility Services . .	United States (rural markets)	Choice, Choice NTUA Wireless
Fixed Services	Bermuda, Cayman Islands, Guyana, US Virgin Islands	One Communications, Logic, GTT, Viya	Fixed Services	United States	Alaska Communications, Commnet, Choice, Choice NTUA Wireless, Sacred Wind Communications, Ethos Broadband, Deploycom
Carrier Services . . .	Bermuda, Guyana, US Virgin Islands	One Communications, GTT, Viya, Essextel	Carrier Services . . .	United States	Alaska Communications, Commnet, Sacred Wind Communications
Managed Services .	Bermuda, Cayman Islands, US Virgin Islands, Guyana	One Communications, Logic, GTT, Viya, Brava, Fireminds (2)	Managed Services .	United States	Alaska Communications, Choice

(1) In 2024, we completed a rebranding in Guyana. GTT is now known as One Communications. We refer throughout this report to our business in Guyana as "OneGY."

(2) In 2024, we completed a rebranding of our services offerings to government and large business customers, including those services formally known as Fireminds, which is now known as Brava.

Our principal corporate offices are located at 500 Cummings Center, Suite 2450, Beverly, Massachusetts, 01915. The telephone number at our principal corporate offices is (978) 619-1300.

Available Information

We file with or submit to the SEC our annual, quarterly, current reports, proxy statements and other information meeting the informational requirements of the Securities Exchange Act of 1934, as amended ("the Exchange Act"). We make available, free of charge, on our website our proxy statement, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports and other publicly filed information available as soon as reasonably practicable after we electronically file such material with, or furnish it to the SEC. Our Internet address where these documents and other information can be found is *www.atni.com*. Information contained on our website is not incorporated by reference into this Report, and you should not consider that information to be part of this Report. Our annual, quarterly, periodic and current reports, proxy statements and other public filings are also available free of charge on the EDGAR Database on the SEC's Internet website at www.sec.gov.

US Telecom Segment

Our US Telecom segment generates fixed, carrier, mobility and managed services revenues in Alaska and parts of the western United States.

In Alaska, we own approximately 52% of the common equity of the operating company, Alaska Communications, and control its operations and management. Our co-investors in Alaska Communications, Freedom 3 Capital, LLC as well as other institutional investors (collectively the "Freedom 3 Investors"), collectively own the remaining 48% of the common equity of Alaska Communications.

In November 2022, we acquired the issued and outstanding stock of Sacred Wind Enterprises, Inc. ("Sacred Wind"), a rural telecommunications provider in New Mexico (the "Sacred Wind Transaction"). As part of the Sacred Wind Transaction, we paid a combination of cash and equity for Sacred Wind, resulting in the Sacred Wind stockholders becoming minority owners in the new business formed by combining Sacred Wind with our existing operations in the western United States, Commnet. Beginning on November 7, 2022, the results of the Sacred Wind Transaction are included in our US Telecom segment.

Revenues from our US Telecom segment were approximately 48% of our consolidated revenues for fiscal years 2024 and 2023.

Carrier Services

Carrier Services. In Alaska, we provide wholesale voice and internet connectivity to carrier customers. In the western United States, we provide wholesale mobile voice and data roaming services in rural markets and wholesale transport services to national, regional, local and select international wireless carriers as part of our carrier services as well as tower rental, backhaul and maintenance services. Our largest wholesale networks are located principally in the western United States.

In Alaska, we provide connectivity to our wholesale customers, either through direct sales of wholesale transport over our terrestrial or subsea networks or by entering into transactions whereby we agree to build, host or maintain networks on behalf of another carrier over a contracted term.

In the western United States, we provide network infrastructure services as part of our expanded carrier services, such as tower leasing and transport facilities to our carrier partners, to supplement our historic revenue base. By the end of 2024, we substantially completed the build of AT&T's network for the First Responder Network Authority ("FirstNet"). Ongoing, we are providing equipment and site maintenance and high-capacity transport from these FirstNet cell sites to AT&T's core network for an initial term ending in 2031. In March of 2025, we amended the FirstNet agreement to extend the deadline for completing the build requirements. In 2023, we signed our second major Carrier Managed Services ("CMS") agreement with Verizon to build out a large network to support their customer base. We expect the Verizon build to be substantially complete by the end of 2025.

We also have roaming agreements with each of the three US national wireless network carriers (AT&T, T-Mobile, and Verizon Wireless) along with several other wireless service providers. Other than these agreements with the national carriers, our standard roaming agreements are usually terminable within 90 days. While we continue to provide services pursuant to these roaming agreements, our business focus has shifted away from traditional roaming and toward a network infrastructure model of carrier services.

Sales and Marketing. Our wholesale transport customers are predominately communications carriers such as local exchange carriers, wireless carriers, internet service providers and interstate integrated providers. Our services are mainly sold through direct and inside sales. Our business customers select from our wide range of service offerings tailored to meet their needs.

We believe that our ability to deliver reliable, high capacity backhaul across multiple provider footprints, both from licensed fixed wireless microwave and fiber access solutions, creates value for our customers who are typically unable to scale their rural access capacities as rapidly and successfully as they can in less remote markets. We are investing in the expansion of our regional fiber and network asset footprint, and in enhanced network reliability and route diversity, in the expectation that our carrier customers will have greater demand for higher capacity, higher reliability and lower latency backhaul to support their own investments in network deployments.

Fixed Services

Services. In Alaska, we provide fiber broadband and managed IT services, offering technology and service-enabled customer solutions to business and wholesale customers in and out of Alaska. We also provide telecommunication services to consumers in the most populated communities throughout the state. Our facilities-based communications network connects to the contiguous states via our two diverse undersea fiber optic cable systems. We provide high-capacity data networking, internet connectivity, voice communications and IT Services. Networking services include Ethernet and IP routed services as well as switched and dedicated voice services. In addition, we offer other value-added services such as network hosting, managed IT services and long-distance services. Our network is among the most expansive in Alaska and forms the foundation of service to our customers. We operate in a largely two-player terrestrial wireline market and our customers are primarily business customers.

In the western United States, we provide fiber and fixed wireless services to business customers such as schools, libraries, mine operators and state and local governments as well as residential customers. Our focus in the western United States is to continue to build-out our residential and commercial broadband services.

Network. We provide communications and IT solutions that connect Alaskans, as well as customers in the continental United States, to the world. This is based on an extensive facilities-based wireline telecommunications network in Alaska that we operate. We continually upgrade our network to provide higher levels of performance, higher bandwidth speeds, increased levels of security and additional value-added services for our customers. We operate significant terrestrial and submarine fiber miles which serve as the backbone of our network with a focus on reaching government and large business customers. Our network is extensive within Alaska's urban areas and connects our largest markets, including Anchorage, Fairbanks and Juneau with each other and the contiguous states as well as many rural areas. Residential broadband customers are served in Alaska with a mix of fiber-driven broadband and copper-based DSL internet access.

We own and operate two undersea fiber optic cable systems, AKORN® and Northstar, that provide diverse routing from our Alaskan network to our facilities in Oregon and Washington designed to serve the critical communications requirements of our internal companies and the requirements of our external customers. Through our landing stations in pacific northwest, we also provide an at-the-ready landing point for other large fiber optic cables, and their operators, connecting the US to networks in Asia and other parts of the world.

Our terrestrial fiber network on the North Slope of Alaska allows us to provide broadband solutions to the oil and gas sector and to advance our sales of managed IT services. Rural healthcare, education, and business customers are served by a satellite earth station network utilizing a combination of Geosynchronous Equatorial Orbit ("GEO") and low earth orbit ("LEO") satellite capacity. These satellite services provide internet and WAN backhaul connectivity to our customers.

In the western United States, we have deployed, and are working to deploy more, carrier-grade fiber optic networks strategically throughout our markets to continue to serve government, education, healthcare, business, consumer and tribal customers in Arizona, Nevada, New Mexico, Colorado and Utah. We are continuing to expand our capacity offerings with a focus on enhancing our owned and leased transport facilities. The expansion of our network anchored by new fiber deployments is facilitating a long-held vision for reducing reliance on limited capacity microwave backhaul and enabling new wholesale agreements with additional national and regional carriers for both lit and dark fiber services.

Competition. In Alaska, we face competition in our markets from larger competitors with substantial resources. For traditional voice and broadband services, we compete with GCI and AT&T on a statewide basis, and smaller providers such as Matanuska Telephone Association, Inc., a co-op owned telephone and internet service provider operating in the Matanuska Valley region of Alaska, on a more local basis.

In the western United States, we experience competitive pressures from ILEC providers such as AT&T, Comcast, Windstream Lumen and Frontier along with their channel partners and other smaller regional providers and cooperatives. Similarly, national fiber providers such as Zayo also offer our customers services and employ vast wholesale channel solutions. Our ability to offer full-service solutions across multiple LEC service areas and very remote sites back to mobile telephone switching offices continues to be a market differentiator and a key driver of our success.

Our fixed services in the United States also face additional competitive pressure from the continued development and commercialization of LEO satellite technologies with the capacity for providing high-quality data services to our customers.

Mobility Services

Mobility Services. Historically, we offered mobile services to retail customers in certain rural markets already covered by our wholesale networks in the western United States. During 2024, we transitioned our focus to carrier services and at the end of the year, we ceased providing retail mobile services under our own brand to retail customers.

Replace and Remove Program. In July 2022, we were approved to participate in the Federal Communication Commission's Secure and Trusted Communications Networks Reimbursement Program (the "Replace and Remove Program"), designed to reimburse providers of advanced communications services for reasonable costs incurred in the required removal, replacement, and disposal of communications equipment and services in their networks that has been deemed to pose a national security risk. Pursuant to the Replace and Remove Program, our eligible subsidiaries in the western United States and in the US Virgin Islands were initially allocated up to approximately $207 million under the Replace and Remove Program, however, in December 2024 this program was fully funded for an increased allocation to the Company of approximately $517 million. The Replace and Remove Program requires each of our participating subsidiaries to complete the project no later than a specified deadline, which is currently in the third quarter of 2025. As of December 31, 2024, we have received approximately $131 million in reimbursements under the Replace and Remove Program. For a discussion of our risks in completing the project on the timeline and currently allocated budget, please see "*We are reliant on government funding to execute on the FCC's Replace and Remove program*" in our Risk Factors.

Network and Operations. We provide wireless communications network products and services with owned and leased cellular, PCS, BRS, EBS, AWS, and Citizens Broadband Radio Services ("CBRS") spectrum. Our networks are comprised of base stations and radio transceivers located on owned or leased towers and buildings, telecommunications switches and owned or leased transport facilities. We design and construct our network in a manner intended to provide high-quality service to substantially all types of compatible wireless devices.

We operate high-capacity, carrier-class digital wireless switching systems that are capable of serving multiple markets through a mobile telephone switching office and centralized equipment used for network and data management that is located in high-availability facilities supported by multiple levels of power and network redundancy. Our systems are designed to incorporate Internet Protocol (IP) packet-based Ethernet technology, which allows for increased data capacity and a more efficient network. Interconnection between the mobile telephone switching office and the cell sites utilizes Ethernet technology over fiber or microwave links for virtually all of our sites.

International Telecom Segment

Our International Telecom segment generates fixed, carrier, mobility and managed services revenues in Bermuda, the Cayman Islands, Guyana and the US Virgin Islands. Revenues from our International Telecom segment were approximately 52% of our consolidated revenues for fiscal years 2024 and 2023.

During 2024, we took significant steps to integrate and align management across our international markets, thereby driving efficiencies and advancing the shared mission of these markets. As part of these efforts, we consolidated our international management team and developed new shared branding across the segment. We launched our new brand, Brava, in our four international markets and in the Caribbean region generally. Brava is focused on the delivery of high-quality business, managed and connectivity solutions to government and large business customers. We also introduced unified branding across two of our networks; now, we sell fixed and mobility services under the "One Communications" brand in both Bermuda and Guyana.

Fixed Services

High-Speed Data Services and Networks. We offer high-speed broadband and data connectivity services to residential and business customers in all our International Telecom markets. We provide a number of broadband internet plans with varying speeds to address different customer needs and price requirements in our various markets. As of December 31, 2024, we had approximately 203,200 broadband customers across our international markets and approximately 69% of those customers had access to high-speed networks.

Our high speed data services are delivered over fiber to the premises using fiber-optic and hybrid fiber coaxial cable ("HFC") networks throughout our international markets. We make efforts to construct our high speed networks with durable materials and routes redundancies that are designed to withstand the climate of the regions, including challenges such as high winds. In Guyana, we are working to migrate customers in Guyana from the legacy copper network and its DSL broadband internet service to either fiber or fixed wireless networks.

Voice Services and Digital Switching. We offer fixed voice services that include local exchange, regional and long distance calling and voice messaging services to residential, government and business customers in Bermuda, Guyana, the Cayman Islands and the US Virgin Islands. With respect to our international long-distance business, we also collect payments from foreign carriers for handling international long-distance calls originating from the foreign carriers' countries and terminating on our network. We also make payments to foreign carriers for international calls originating on one of our networks and terminating in the foreign carrier's countries and collect from our subscribers or a local originating carrier a rate that is market-based or set by regulatory tariff. All fixed access lines in our network are digitally switched from our switching centers in the US Virgin Islands, Bermuda, Cayman Islands and Guyana. Our switching centers in these markets enable dedicated monitoring of our network designed to ensure quality and reliable service to our customers.

Video services. We offer video services in Bermuda, the Cayman Islands, and the US Virgin Islands. We have several offerings available to our video customers, including basic and tiered local and cable TV channels grouped into various content categories, such as news, sports and entertainment.

Sub-Sea Fiber Networks. Our international voice and data networks link with the rest of the world through undersea fiber-optic cables in the Caribbean and Atlantic regions. These cables are crucial arteries that supply access to communications services for islands and remote markets like the ones in which we operate. Our sub-sea fiber connectivity utilizes physically diverse routes, designed to supply resilient services to our customers. Our sub-sea fiber network is comprised of both owned assets (through memberships of certain consortia) and assets leased from third parties.

Sales and Marketing. Our fixed services are sold through five main distribution channels: digital, company owned and operated retail/pop-up retail, authorized dealers and agents, direct sales, and inside sales. Business and residential customers are able to purchase any of our standalone or bundled data, managed services, security services, and voice services through any of our above channels. We are seeking to grow and protect our existing business customer base with our Brava service offerings, which are provided through a simplified bundling approach that enhances our value proposition and brand position in our markets. We have invested in a number of Brava sales support and delivery resources to support subscriber growth and enhance delivery quality.

Competition. We compete with a limited number of other providers, including Digicel, Liberty Latin America, and individual newer entrants in select markets, with respect to various services. We believe our breadth of services and regional strategy to strengthen and enhance our business offerings provide us with a strong competitive position and the ability to win and retain an economically viable share of our markets.

Mobility

We provide mobile, data, and voice services to retail and business customers in Bermuda, Guyana and in the US Virgin Islands. We also provide roaming services for many of the largest US providers' and other international operators' customers visiting these locations. As of December 31, 2024, we had approximately 389,000 mobile subscribers in our International Telecom segment.

Products and Services. A significant majority of our international customers use prepay plans, which require them to pay in advance for our mobile services. These plans allow customers to purchase a specific amount of voice minutes, text messages, or data for a specified period of time before usage. A smaller minority of customers subscribe to our postpaid plans that allow customers to select a plan with voice minutes, text messaging, a given amount of data and other features that recur on a monthly basis and are billed at the end of the service period.

Network and Operations: We offer our mobility services over 4G (LTE) in all of our markets (other than in the Cayman Islands) with emerging 5G in Bermuda and the US Virgin Islands. We own and operate base stations on owned and leased sites throughout our international markets. Except for VoLTE, which has components in each market and leverages shared components in Miami and Denver, all of our mobile networks have their core supporting facilities in the home network in the US Virgin Islands, Bermuda and Guyana. Our local Network Operations Centers ("NOCs") provide dedicated monitoring of our networks and are designed to ensure that we have continuous monitoring of all our wireless and wireline facilities.

The transport networks in all the markets are primarily fiber based with route diversity provided by the deployment of fiber rings where possible and supplemental microwave deployments. The vast majority of the networks are IP based utilizing MPLS for redundancy to provide high availability networks. Standby power is provided by back up battery and generators. As part of our three-year capital investment strategy, we have made upgrades designed to enhance the resiliency of our network. We have standardized business continuity and disaster recovery plans and engaged in regular reviews and testing of those plans throughout the markets. Connection between these markets and the rest of the world is principally through subsea fiber networks described in our "*International Telecom – Fixed Services – Sub-Sea Fiber Networks*" section above.

Sales and Marketing. We provide mobile services, mobile connectivity devices and account management through five main distribution channels: digital, company owned retail/pop-up retail, authorized dealers/agents, direct sales, and inside sales. Business and residential customers are able to purchase any of our services, prepaid mobile, postpaid mobile, and mobile data, through any of the above channels. Customers are also able to purchase devices and accessories to enhance their services through these same channels. We offer a full suite of mobile devices and add-on accessories, similar to what is typically available in most other countries. Our sales channels are strategically located throughout our service areas, staffed by trained, branded, and supported sales and service representatives.

Handsets and Accessories. We offer a diverse line of wireless devices and accessories designed to meet both the personal and professional needs of our customers. These devices support a variety of wireless connectivity technologies that are deployed across our various markets. Our device assortment includes a wide range of smartphones including those featuring the Android™ and iOS™ operating systems in addition to a full line of feature phones, wireless hotspots and various wireless solutions for small businesses. To complement our phone offerings, we sell a complete range of original equipment manufacturer and after-market accessories that allow our customers to personalize their wireless experience, including phone protection, battery charging solutions and Bluetooth hands-free kits.

Competition. We believe we compete for wireless retail customers in our international markets based on features, price, technology deployed, network coverage (including through roaming arrangements), quality of service and customer care. We compete against Digicel and Liberty Latin America in the Caribbean region, other smaller local providers, and in the US Virgin Islands, against one or more US national operators or mobile virtual network operators.

Human Capital Resources

People and Culture

We know that our employees are our most valuable assets to realize our mission to digitally empower people and communities so they can connect with the world and prosper. We do this through meeting the everyday connectivity needs of rural and historically underserved communities. We developed the values listed below to reflect both our current culture and the values that we strive to embody to attract and maintain key talent. We endeavor to implement these values every day through employee engagement events, regular communication on company goals and milestones, and foster a connected and empowered workplace.

ATN Values	Description
Commitment	Operate for the Long-Term
Respect	Variety of Viewpoints
Excellence	Smart and Determined Work
Accountability	Do What You Say
Thoughtfulness	Caring Behavior
Empowerment	Leaders at Every Level

ATN Workforce Overview

As of December 31, 2024, we had approximately 2,300 employees, of whom approximately 900 were employed in the United States (including the US Virgin Islands) and approximately 1,400 were employed by our international subsidiaries. At the holding company level, we employ our executive management team and staff. Approximately 31% of our total employee population are covered by contracts with various unions. Employees represented by unions are located in Alaska and all our international markets except for the Cayman Islands. As of the end of 2024, we believe we have a good relationship with our unions.

Commitment to Local Management and Variety of Viewpoints

We seek engaged managers who have strong values, integrity, knowledge of our market and business model, and have respect for differing viewpoints. We strive to cultivate a dynamic working environment that fosters a greater understanding of our differences and strengthens our company.

We rely heavily on local management teams to run our subsidiary operating units. Many of the markets in which we operate are small and remote, and in some cases are subject to government restrictions on granting work visas, all of which makes it difficult to attract and retain talented and qualified managers and staff in those markets.

Employee Engagement and Development

Together with our subsidiaries, we are dedicated to enhancing the use of technology in the various communities we serve. We believe having management and staff with deep local expertise of the communities in which they operate is crucial to our success and to our ability to have a positive impact on those communities. We celebrate different perspectives and backgrounds because we believe they help us to have a stronger, more creative, and more successful workplace.

We are proud to offer benefits to our employees that promote wellness and personal care, a safe work environment and career growth opportunities. We regularly utilize performance development tools for our employees, which are focused on driving engagement and high performance through frequent communication throughout the year.

Our employee engagement survey provides employees with the opportunity to share confidential feedback on what they believe has been working well and where they believe we can improve to better support our employees. Our focus areas for engagement include skills development and manager performance. Anonymous, aggregated results are shared with employees, and the results inform our long-term action plans aimed at continuously improving our work environment.

US Federal Regulation

At the federal level in the United States, we are regulated in large part by the FCC. Our operations in the United States are subject to the Communications Act of 1934, as amended, including the Telecommunications Act of 1996 ("Communications Act"), and the FCC's implementing regulations.

The FCC provides regulations that impose certain disclosures, operational measures, and regulatory payment obligations applicable to both our fixed and wireless services. To date, that includes, but is not limited to:

- *Regulatory Fees and Contributions.* We are obligated to pay certain annual regulatory fees and assessments to support FCC regulation of wireless and wireline providers, as well as fees to support federal universal service programs, number portability, regional database costs, centralized telephone numbering administration, telecommunications relay service for people who are deaf or hard of hearing, and application filing fees. These fees are subject to periodic change by the FCC and the manner in which carriers may recoup these fees from customers is subject to various restrictions.

- *Broadband Disclosures.* The FCC requires broadband service providers to display "nutrition labels" at the point of sale, that disclose information about broadband prices, introductory rates, data allowances, broadband speeds, and latency, and to disclose their broadband network management practices on their websites or via an FCC website.

- *Broadband Data Collection.* The FCC requires broadband service providers to submit twice annual reports detailing their broadband deployment by location, speed, and technology.

- *Robocalls.* The FCC continues to take steps to limit unwanted and illegal telephone calls, including restricting the use of automatic telephone dialing systems and artificial or prerecorded voice messages, requiring the implementation of STIR/SHAKEN caller ID authentication framework in the Internet Protocol ("IP") portions of provider networks, establishing the Do-Not-Call registry in coordination with the Federal Trade Commission, and permitting voice service providers to block calls in certain circumstances.

- *Telecommunications Privacy Regulations.* We are subject to federal regulations relating to privacy and data security that impact all parts of our business.

- *911 and 988 Call Routing.* The FCC requires that providers transmit all 911 emergency calls to an appropriate public safety answering point ("PSAP") based on the caller's location and all 988 calls to the National Suicide

Prevention Lifeline.

- *CALEA and Cybersecurity*. We are required to provide law enforcement agencies with capacity and technical capabilities to support lawful wiretaps pursuant to the Communications Assistance for Law Enforcement Act. Furthermore, we are required to secure our networks from unlawful access and interception.

Fixed Services

The FCC generally exercises jurisdiction over the interstate and international fixed wireline telecommunications services that we provide as a regulated common carrier. The Communications Act and regulations promulgated thereunder require, among other things, that we offer regulated interstate telecommunications common carrier services at just, reasonable, and non-discriminatory rates and terms. The Communications Act also requires us to offer competing carriers interconnection and non-discriminatory access to certain facilities and services designated as essential for local competition.

We are subject to competitive market forces, as well as rate-of-return regulation for intrastate services that originate and terminate in Alaska and the US Virgin Islands and price-cap rate regulation for interstate services in Alaska and the US Virgin Islands regulated by the FCC. Because we face competition, we may not be able to charge the maximum permitted rates under price-cap regulation or realize the authorized intrastate rate of return. A broader range of data and information services are offered by our unregulated affiliates or as unregulated services by our regulated companies.

Wireless Services

The FCC regulates, among other things, the licensed and unlicensed use of radio spectrum; the ownership, lease, transfer of control, and assignment of wireless licenses; the ongoing technical, operational, and service requirements applicable to such licenses; the timing, nature, and scope of network construction; the provision of certain services, such as enhanced 911 ("E-911"); and the interconnection of communications networks in the United States. Although some of these regulations apply to both our services to retail customers and our wholesale services to wireless carriers, many apply only to our retail services. As we reduce the markets in which we provide retail wireless services, the significance to our business of regulatory obligations applicable only to our retail services will diminish.

Spectrum Licenses. We provide our wireless services pursuant to various commercial mobile radio services ("CMRS") licenses issued by the FCC. Some of these licenses are site-based while others cover specified geographic market areas. The specific radio frequencies, the authorized spectrum amounts, and certain of the technical and service rules vary depending on the licensed service. In addition to CMRS licenses, our wireless business relies on common carrier and non-common carrier fixed point-to-point microwave licenses issued by the FCC. Most of our license grants are for a period of ten years and are renewable upon application to the FCC. The FCC conditions some spectrum licenses on the satisfaction of certain obligations to construct networks covering a specified geographic area or population by specific dates. We are substantially in compliance with the applicable construction requirements that have arisen for the licenses we currently hold and at this time, do not expect to be in violation of future construction requirements.

Public Interest and Safety Obligations. The Communications Act and the FCC's rules impose additional requirements upon wireless service providers. The radio systems towers that we own and lease are subject to Federal Aviation Administration and FCC regulations that govern the location, marking, lighting, and construction of towers and are subject to the requirements of the National Environmental Policy Act, National Historic Preservation Act, and other environmental statutes enforced by the FCC. In addition, the FCC has also adopted guidelines and methods for evaluating human exposure to emissions of radiofrequency radiation from radio equipment.

The FCC has adopted requirements for CMRS providers to promote access to reliable 911, hearing aid compatible devices, emergency alerting, and first responder communications. For example, wireless providers are obligated to transmit all 911 calls to an appropriate PSAP based on geographic data generated by increasingly accurate location information technologies mandated by the FCC. The FCC also has adopted obligations on wireless providers related to network reliability and resiliency and disaster management. To our knowledge, we comply with the foregoing obligations currently applicable to our operations, and we devote resources necessary to meet these obligations and maintain network services.

Universal Service Support and Contributions

In general, all telecommunications providers are obligated to contribute to the Universal Service Fund ("USF"), which is used to promote the availability of qualifying telecommunications and broadband service to low-income households, households located in rural and high-cost areas, and to schools, libraries, and rural health care providers. We contribute to the USF and also receive various forms of USF support. We are subject to audit by the Universal Service Administrative Company ("USAC") with respect to our federal contributions and our receipts of universal service funding. To our knowledge, we comply in all material respects with applicable federal and state USF assessment and support requirements.

USF High-Cost Support. The FCC's high-cost USF (or alternatives to former high-cost USF) mechanisms promote the deployment and operation of voice and broadband networks in areas where high costs would otherwise undermine the availability of service to consumers, including in rural, insular, and remote areas. High-cost support mechanisms generally include explicit conditions to deploy broadband to new locations and provide service meeting specified standards.

We receive several forms of high-cost support, including but not limited to, as follows:

- We receive federal USF support under the Alaska Connect Fund ("ACF"). Beginning January 1, 2025, we expect to receive $25.6 million per year until December 31, 2028. Beginning in 2029 and continuing through 2034, the amount of ACF support will be determined by FCC staff taking into consideration broadband deployment funded through the Broadband Equity Access and Deployment Program. The ACF replaced the $19.7 million per year that we had received in Connect America Fund II support in Alaska;

- As part of the Enhanced Alternative Connect America Model funding available to our operations in the western United States, we are estimated to receive approximately $109 million over the next 14 years, through 2038, with approximately $9 million annually through 2030 before a gradual step down to $6 million annually in 2038. This funding is subject to a requirement to deploy voice and broadband service at speeds of 100/20 Mbps to all required locations by the end of calendar year 2028;

- We receive approximately $8 million per year in Connect America Fund II support in the rural southwest until July 2028;

- We receive approximately $5.5 million annually in the US Virgin Islands through December 31, 2025 (this annual support is scheduled to end in 2025), subject to the requirement to enhance network resiliency and operations in those markets;

- We were awarded approximately $2.3 million annually in the western United States through December 31, 2031 as part of the Rural Digital Opportunity Fund Phase I ("RDOF") auction. In exchange for this support, we committed to deploy voice and broadband service to areas covered by our remaining winning bids within six years and to provide service in those areas for ten years. In 2024, we transferred $1.3 million of the annual awards to other providers and returned $0.3 million of the annual awards to the FCC;

- We receive state USF support in Alaska, which for the fiscal year ended December 31, 2024 was approximately $2.5 million.

As of December 31, 2024, we were in compliance in all material respects with our deployment and service requirements associated with such funding. If we fail to meet these obligations or require substantial additional capital expenditures to meet the obligations in a timely manner, our revenue, results of operations and liquidity may be materially adversely impacted.

Rural Health Care Universal Service Support Program. The FCC's Rural Health Care Universal Service Support Mechanism ("RHC program") provides funding to help make broadband telecommunications and Internet access services provided by us and other service providers affordable for eligible rural health care providers.

Subsidies for Low-Income Customers. The FCC's Lifeline support mechanism provides a subsidy to eligible low-income consumers against the cost of voice services, as well as broadband in CAF II locations. In addition, from January 1, 2022, to June 1, 2024, the FCC administered the Affordable Connectivity Program ("ACP"), which provided eligible low-income consumers and students with a monthly subsidy for the purchase of broadband Internet access service from service providers that elected to participate in the program, which we did.

E-Rate. We have provided telecommunications services, broadband internet access services, and internal connections supported by the FCC's Schools and Libraries Universal Service Support Mechanism ("E-rate") for many years. E-rate support provides an invaluable means by which elementary and secondary schools can afford those services, particularly in rural and remote, high-cost areas. Historically, E-rate has primarily supported services that connect eligible school buildings. To our knowledge, we comply with applicable E-Rate requirements.

In March 2025, the US Supreme Court will hear arguments about the constitutionality of the federal USF program. In July 2024, the US Court of Appeals for the Fifth Circuit ruled that the statute creating the federal USF program constituted an unconstitutional delegation by Congress of its revenue-raising powers to the FCC and that the FCC's further delegation of the administration of the fund to the Universal Service Administrative Company (a private company) was impermissible. Conversely, the United States Court of Appeals for the Sixth and Eleventh Circuit have upheld the constitutionality of the USF statute and the FCC's administration of the USF program. The US Supreme Court is expected to render a decision regarding the constitutionality of USF in June or July 2025.

Video Services

Video services systems are regulated by the FCC under the Communications Act. We provide video services in the US Virgin Islands. The FCC regulates our programming selection through local broadcast TV station mandatory carriage obligations, constraints on our retransmission consent negotiations with local broadcast TV stations, and limited regulation of our carriage negotiations with cable programming networks. The FCC and federal laws also impose rules governing, among other things, leased cable set-top boxes, our ability to collect and disclose subscribers' personally identifiable information, access to inside wiring in multiple dwelling units, cable pole attachments, customer service and technical standards, and disability access requirements. Failure to comply with these regulations could subject us to penalties. To our knowledge, we comply in all material respects with currently applicable FCC video services requirements.

US State and Territorial Regulation

In addition to FCC regulation, we are subject to state and local regulation, such as environmental, zoning, land use, privacy, consumer protection, and other regulations.

Alaska Regulation

Providers of intrastate wireline (i.e., voice, broadband internet, and cable video) telecommunication services in Alaska are required to obtain a certificate of public convenience and necessity from the Regulatory Commission of Alaska (the "RCA"), which Alaska Communications holds. The RCA also adopts and administers various regulatory requirements applicable to certificate holders, although the scope of such regulations was materially reduced in 2019. We believe that Alaska Communications complies with these RCA requirements.

US Virgin Islands Regulation

Our wireline operations in the US Virgin Islands are subject to the US Virgin Islands Public Utilities Code, pursuant to which the Virgin Islands Public Service Commission ("PSC") regulates certain telecommunications and cable TV services that Viya provides in the US Virgin Islands.

Our video, internet, and wireless companies in the US Virgin Islands also receive tax benefits as qualifying participants in the US Virgin Islands' Research & Technology Park ("RTPark") program. These benefits resulted in tax exemptions of approximately $2.7 million during the year ended December 31, 2024. In order to qualify, we are required to pay monthly management fees of 0.4% of tenant company revenue, make annual charitable contributions to the University of the Virgin Islands, purchase products and services locally when feasible and provide in-kind services to RTPark. Our RTPark program agreement is up for renewal in 2025 and at this time, we currently expect to be able to renew such agreement.

Guyana Regulation

Our subsidiary, One Communications (Guyana) Inc. (formerly known as GTT Inc., ("OneGY"), in which we hold an 80% interest, is subject to regulation in Guyana under the provisions of a telecommunications License from the Government of Guyana, the Guyana Public Utilities Commission Act of 2016 as amended and the Guyana Telecommunications Act of 2016 including its various regulations. The Public Utilities Commission of Guyana is an independent statutory body with the principal responsibility for regulating telecommunications rates and services in Guyana. The Prime Minister, acting on and behalf of the Government of Guyana, has statutory authority over telecommunications licensing and related issues. The Telecommunications Agency advises and makes recommendations to the Prime Minister, or its delegee, implements policy and has principal responsibility for operating licenses and frequency authorizations.

Licenses. In Guyana, OneGY provides domestic fixed wireline and mobile as well as international voice and data services pursuant to licenses from the Government of Guyana granting OneGY the right to provide a variety of domestic fixed wireline and mobile and international voice and data services. This license was issued in October 2020.

On October 5, 2020, the Prime Minister of Guyana formally implemented telecommunications legislation previously passed by the Guyana Parliament in 2016 that introduces material changes to many features of Guyana's existing telecommunications regulatory regime with the intention of creating a more competitive market. The regulations include new requirements for the market as a whole, that impact our operations, administrative reporting and services. There can be no assurance that these regulations will be administered in such a way that does not lead to adverse impacts for OneGY's operational and financial performance.

Bermuda Regulation

The Regulatory Authority of Bermuda (the "RA") is the primary regulator of our operations in Bermuda. The relevant legislation is the Regulatory Authority Act 2011 and the Electronic Communications Act 2011. Pursuant to these statutes, the RA is responsible for regulating all electronic communications services in Bermuda, including the broadband, mobile and video services we offer. The statutory framework provides the RA powers in respect of licensing, consumer protections, ex post competition issues, and the identification and remedying of significant market power concerns.

In 2024, the RA initiated a process to review the telecommunications market. The outcome of the review may result in the RA imposing certain remedies or restrictions on operators in the market, such as binding restrictions or specifying low-cost service plans. While we do not have any indication regarding the outcome of this review, which will largely take place in 2025, any such restrictions could impact our financial results or operations in Bermuda.

ITEM 1A. RISK FACTORS

In addition to the other information contained in, or incorporated by reference into, this Report, you should carefully consider the risks described below that could materially affect our business, financial condition, or future results. These risks are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially adversely affect our business, financial condition and/or results of operations.

Operational Risks

Cybersecurity breaches could have an adverse effect on our business.

We are highly dependent on our information technology ("IT") systems for the operation of our network, our facilities, delivery of services to our customers and the compilation of our financial results. Telecommunications providers, including vendors to providers, are increasingly being targeted by cyber criminals. These attacks do not always target data specific to our business but often seek access to the data from market participants in more lucrative industries. Disruptions in our networks and the unavailability of our services or our inability to efficiently and effectively complete necessary technology or systems upgrades, or conversions could lead to a loss of customers, damage to our reputation and violation of the terms of our licenses and contracts with customers. Additionally, breaches of security may lead to unauthorized access to our customer or employee information processed and stored in, and transmitted through, our IT systems. We may be required to expend significant resources to protect our IT and operational networks and may need to expend additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. There can be no assurance that we will be able to successfully prevent a material security breach stemming from future cyberattacks or avoid major outages caused by such an attack or breach. These failures could also lead to significant negative publicity, and we may be subject to litigation, regulatory penalties and financial losses.

Network outages and rising energy costs could have an adverse effect on our business.

Network outages could have a material adverse effect on our business and can be caused by a myriad of incidents, including aging or faulty infrastructure, natural disasters, and third-party outages, such as power loss or subsea cable outage. Much of our underlying physical infrastructure (particularly in Guyana and Alaska), including buildings, fleet vehicles and related systems and equipment, has been in service for an extended period of time. In addition, our aging network exposes us to increased energy consumption and costs may expose us to additional cybersecurity risks as we maintain out-of-date software to maintain these systems. We may not be able to adequately fund the maintenance and replacement of this infrastructure on a basis timely enough to avoid material outages, accurately predict equipment failure rates, or be able to locate replacement parts or spares to repair existing equipment due to its age.

Due to the rural and island locations of our networks, our energy costs tend to be high, and due to the nature of our network on average can be higher than those of our competitors operating in the same markets. We are reliant on the stability of the energy grid in each of our markets to provide services, however, frequent power outages in several of our markets result in our service outages. We are working to shut down certain energy-inefficient parts of our network, such as our copper plants in Guyana, but rising energy costs may offset any efficiencies gained. While generator backups are in place where blackouts are common, generators run on costly fuel which contributes to higher energy costs. Notwithstanding the significant investments that are being made in the US Virgin Islands and in Guyana to upgrade the country's power network, there is no guarantee that the local governments will be able to stabilize the electric infrastructure in the future.

Any network outage could negatively impact our operations, including the provision of service to our customers, and could result in adverse effects to our financial condition and reputation.

Inclement weather, changes in meteorological conditions and other natural disasters may materially disrupt our operations.

Many of the areas in which we operate have experienced severe weather conditions including hurricanes, tornadoes, blizzards, fires, damaging storms, floods and earthquakes. Such events may materially disrupt and adversely affect our business operations. Major hurricanes have hit the US Virgin Islands, Bermuda, and Cayman several times in the past decade, causing damage to our network and to the infrastructure on the islands. Guyana and Cayman have each suffered from severe rains and flooding in the past as well. In Alaska, our operations face earthquake, volcanic, fire and winter storm risk. This risk to our company is heightened by the limited emergency response resources in many of our service areas, which may be difficult to access during an emergency situation, potentially delaying service restoration during critical times following a natural disaster or other disruptive event. In addition, the impacts of climate change may exacerbate the risk of significant damage in the areas in which we operate if the frequency or duration of more intense weather events increase. We cannot be sure that these types of events will not have an impact in the future or that we can procure insurance coverage against these types of severe weather and geological events under reasonable business terms and conditions, or that any insurance coverage we are able to maintain will fully fund the replacement of assets and adequately compensate us for all damage and economic losses resulting from natural catastrophes. If we are unable to restore service on a timely and cost-effective basis, it could harm our reputation and have a material adverse effect on our business, financial condition or results of operations through continued loss of revenue and customer attrition.

We rely on a limited number of key suppliers and vendors.

As a telecommunications service provider, we depend on a limited number of suppliers for equipment and services relating to our network infrastructure, mobile handset lineup, and back-office IT systems infrastructure. If these suppliers experience interruptions, price increases due to tariffs, including those imposed or that may be imposed by the new US administration, or higher inflation, or other problems delivering equipment to us on a timely and cost-effective basis, our subscriber or revenue growth and operating results could suffer significantly. For instance, our retail wireless businesses depend on access to compelling handset devices at reasonable prices on the primary and secondary markets. The size of our business, relative to many of our competitors puts us at a disadvantage in terms of whether we will get access to the newest technologies at the same time as our competitors, as well as a financial disadvantage in terms of the ability to achieve economies of scale and receive commensurate discounts that may be available to our competitors.

A large portion of our equipment is sourced, directly or indirectly, from outside the United States. Major changes in tax policy or trade relations, such as the disallowance of tax deductions for imported products or the imposition of higher tariffs or duties on imported products imposed or that may be imposed by the new US administration , could also adversely affect our business, results of operations, effective income tax rate, liquidity and net income. We continue to monitor other supply chain risks such as the increased cost and impact of tariffs, inflationary trends, availability of materials and services based on the subsidized dollars available for telecommunications companies in the US.

Our inability to recruit and retain experienced management and technical personnel could adversely affect our results of operations and our ability to maintain effective internal controls.

The success of our business depends on the ability of our executive officers and operating unit leaders to develop and execute our business plan, identify and pursue new opportunities and product innovations, and attract and retain these leaders along with other highly qualified technical and management personnel. We believe that there is, and will continue to be, strong competition for qualified personnel in the communications industry and in our markets and we cannot be certain that we will be able to attract and retain the personnel necessary for the development of our business.

We rely heavily on local management to run our operating units. Many of the markets in which we operate are small and remote, and in some cases are subject to government restrictions on granting work visas, which could make it difficult for us to attract and retain talented and qualified managers and staff in those markets. While the Company has consolidated certain key management roles, particularly in our international segment, reducing the risk associated with filling and maintaining fewer positions, it also increases the need for effective change management and continuity planning. The loss of key personnel or the inability to attract or retain individuals with the expertise to operate complex communications equipment, networks and systems could have a material adverse effect on our ability to maintain effective internal controls, and on our business, financial condition and results of operations. We do not currently maintain "key person" life insurance on any of our key employees and none of the executives at our parent company have executed employment agreements requiring a specified period of service.

We are reliant on government funding to execute on the FCC's Remove and Replace program.

The FCC's governmental restrictions on the procurement of equipment from certain vendors has resulted in a costly network replacement build in our western United States operations that is funded in part by the FCC's Replace and Remove Program. In July 2022, the FCC approved our eligible subsidiaries' participation in the program but also announced that the total amount of approved costs for which reimbursement was sought by all applicants was far in excess of the amount appropriated by Congress. In December 2024 this program was fully funded for reimbursement to the Company of up to approximately $517 million. *See US Telecom Segment – Mobility Services –Replace and Remove Program.*

Companies that were awarded funding must complete the removal, replacement, and disposal of Covered List equipment and services in their networks within a specified project completion deadline. However, delays due to factors such as supply-chain issues, delayed approval of reimbursement requests, the underfunding of the program, and other external circumstances could prevent our subsidiaries from meeting these timelines.

We cannot predict whether and to what extent the fund administrator will approve our subsidiaries' requests for the specific reimbursement of costs, whether we will obtain additional necessary extensions of the completion deadlines, or whether we can complete our participation in the program within the timelines set by the FCC.

Finally, there is a risk that the FCC may continue to enumerate requirements, change stated rules, or delay or withhold funding, including as result of changes to governmental policies and programs, including loans, grants, guarantees and other subsidies. For example, if the FCC were to add a new company to the Covered List of foreign companies whose telecommunications equipment is subject to usage restrictions that has provided a significant amount of equipment to our subsidiaries, we cannot predict how our business will be impacted or what sort of adverse consequences may result.

We are reliant on government funding which brings compliance obligations and risk of change in federal or state funding, including as a result of changes to governmental policies and programs.

In the western United States, we are using government awards to both enable our expanded carrier service initiative and grow the footprint of our network. We receive federal and state universal service revenues to support our wireline operations in high-cost areas in Alaska, the US Virgin Islands, and in the western United States. We receive US government funding and awards from numerous other sources, including E-rate, EACAM, RHC program, Tribal Broadband Connectivity, CAF II, RDOF, and state funding. Each government award or support imposes explicit conditions regarding operational requirements, timelines and deployment of service, and required reporting, each that require strict compliance. Administrative and operational expertise is required to meet the growing number of government award programs that we have been awarded. If we are unable to meet the terms of the awards, our funding may be subject to claw back in addition to other consequences. For example, on May 8, 2024, we entered into a Consent Decree with the FCC Enforcement Bureau, regarding both the USAC and FCC Enforcement Bureau's investigation with respect to our compliance with Rural Healthcare Program Rules in the 2017 year and agreed to (i) pay a settlement amount of approximately $6.3 million, and (ii) enter into a three-year compliance agreement in connection with Alaska Communication's continued participation in the RHC Program. While we believe that we are in material compliance with the Consent Decree and our ongoing RHC Program obligations, any violation of the Consent Decree or other compliance failures may result in additional penalties.

Further, there can be no assurance that we will continue to meet our various government obligations in a capital-efficient manner. For example, if we fail to meet our buildout and service obligations, or if we require substantial additional capital expenditures to meet the obligations under the timeline required, or if the relevant government agencies reduce funding availability, our revenue, results of operations, and liquidity may be materially adversely impacted.

Finally, there is uncertainty regarding any future levels of these revenues, as the new US administration may choose to decrease or cease funding certain programs, and the constitutionality of the federal universal service program is currently under judicial review. There can be no assurance that government support will continue at its current levels and decreases, losses, or disruptions in the funding of certain programs may have a materially adverse impact on our revenues.

Strategic Risks

Increased competition may require increased capital expenditures or result in the loss of existing customers.

Over the past decade, an increase in competition in many areas of the telecommunications industry has contributed to a decline in prices for communication services, including mobile wireless services, local and long-distance telephone services and data services. This is exacerbated by declining or stagnant population trends and changes in the local business environment in certain island markets where we operate, notably Bermuda. Thus, the growth of our retail businesses relies on our ability to upsell our existing customer base with new or higher quality products while decreasing operating expenses. Increased competition, whether from new market entrants or heightened capital investment by our competitors in their existing networks, will make it more difficult for us to attract and retain customers in our small markets, which could result in lower revenue and cash flow from operating activities.

We may not be able to realize the benefits of our investments in our operating markets.

Historically, we have funded our capital expenditures and transactional matters from a combination of cash on hand, cash from operations, and debt. With the acquisitions of Alaska Communications and Sacred Wind and our investment in our "First-to-Fiber" and "Glass & Steel™" strategies, we have substantially decreased our cash reserves and increased our leverage on a consolidated basis.

Beginning in 2022, we invested in higher-than-average capital expenditures to support our strategies of "First-to-Fiber" and "Glass & Steel™" in our businesses. In 2025, we intend to return to more normalized investment levels. However, our ability to support multiple organic and inorganic growth opportunities across our businesses may be limited by our liquidity resources and require significant oversight from our senior management. Major business initiatives are underway, focusing on improving mobile and other enterprise sales across all markets, digitizing internal processes to enhance response times to customer requirements, modernizing and centralizing existing processes in select markets, and improving operational execution of certain US Telecom businesses. Execution on multiple simultaneous and transformational initiatives requires in-depth management attention in multiple jurisdictions to capitalize on economic growth in Guyana, capture additional operational efficiencies, and develop and grow enterprise revenue streams in our US Telecom segment.

To support multiple simultaneous growth opportunities, we may need to raise additional capital or incur additional debt to fund our future operations or investment opportunities. We cannot provide any assurances that we will be able to secure additional funding from public or private offerings on terms acceptable to us, if at all. As we exit our planned period of capital investments in various infrastructure projects, particularly upgrading and expanding our fiber network in Guyana, the success of those investments is largely dependent on the business being able to maintain and expand its customer base. We also face execution risk with respect to our planned margin expansion, which relies on reducing operating expenses without compromising service quality or losing revenues. Whether due to increased competition, ineffective sales activity or other market forces, we may fail to achieve our sales targets and cost reduction goals on our upgraded networks.

Rapid and significant technological changes and advancements in the telecommunications industry may adversely affect us.

Our industry faces rapid and significant changes in technology that may directly impact our business, including the introduction of new telecom delivery platforms. For example, Starlink began offering direct-to-consumer products which in some locations in our markets is a direct competitive alternative to our new fiber offerings in certain locations, such as in Alaska and Guyana. Given the high capital investments that we have already made in the new fiber offerings, this competition may have an adverse impact on our anticipated return on investment.

For us to keep pace with these technological changes and advancements and remain competitive, at a minimum we must continue to make capital expenditures to add to our networks' capacity, coverage and technical capability. We cannot predict the effect of technological changes and advancements on our business. Alternative or new technologies, including artificial intelligence technologies, may be developed that provide communications services superior to those available from us, which may adversely affect our business. Failure to provide these services or to upgrade to new technologies on a timely basis and at an acceptable cost, or to secure any necessary regulatory approvals to roll out such new technologies on a timely basis, all could have a material adverse effect on our ability to compete with carriers in our markets and may expose us to additional risks. For example, failure to implement the right artificial intelligence technologies could lead to poor customer experience or brand damage. Any problems with our implementation or use of artificial intelligence or other technological advancements could also negatively impact our business or results of our operations.

Regulatory Risks

Regulatory changes may impose restrictions that adversely affect us or cause us to incur significant unplanned costs in modifying our business plans or operations.

We are subject to US federal, state, and local regulations and foreign government regulations, all of which are subject to change, including as a result of the new administration in the US. As new laws and regulations are issued or discontinued, we may be required to materially modify our business plans or operations. We cannot be certain that we can do so in a cost-effective or timely manner. The interpretation and implementation of the various provisions of the Communications Act and the FCC rules implementing the Communications Act continue to be heavily debated and may have a material adverse effect on our business.

FCC regulatory activity has increased since 2023, particularly in connection with broadband. We cannot predict how increased regulatory activity at the FCC will impact our businesses.

Our international operations are subject to similar regulations, the interpretation and implementation of which are also often debated, and which may have a material adverse effect on our business. For instance, in 2020, the Government of Guyana formally implemented telecommunications legislation that introduces material changes to many features of Guyana's existing telecommunications regulatory regime that impact our operations, administrative reporting and services. There can be no assurance that these regulations will be effectively or uniformly administered, and Guyana remains a high-risk environment due to economic, political, and judicial uncertainty.

Our interpretations of our obligations in the United States and our international jurisdictions may differ from those of regulatory authorities. Both federal and state regulators, as well as international regulators, require us to pay various fees and assessments, file periodic reports and comply with various rules regarding our consumer marketing practices and the contents of our bills, on an on-going basis. If we fail to comply with these requirements, we may be subject to fines or potentially be asked to show cause as to why our licenses to provide service should not be revoked.

The loss of certain licenses could adversely affect our ability to provide wireless and broadband services.

In the United States, wireless licenses generally are valid for 10 years from the effective date of the license and generally may be renewed for additional 10-year periods by filing renewal applications with the FCC. While to date we have successfully renewed our licenses in the ordinary course of operations, failure to file for renewal of these licenses or failure to meet any licensing requirements could lead to a denial of the renewal application and thus adversely affect our ability to continue to provide service in that license area.

In our international markets, telecommunications licenses are typically issued and regulated by the applicable telecommunications ministry. The application and renewal process for these licenses may be lengthy, require us to expend substantial renewal fees, and/or be subject to regulatory or legislative uncertainty, such as we are experiencing in Guyana, as described above. Failure to comply with these regulatory requirements may have an adverse effect on our licenses or operations and could result in sanctions, fines or other penalties.

Economic Risks

Availability and cost of capital.

The tightening of access to capital markets (both debt and equity) and increasing costs of capital combined with a squeeze on operating cashflow generation capability due to inflationary pressures could decrease our capital funding below a desirable level. This could impact needed future capital projects, or the speed that we are able to complete them, and/or limit our ability to grow through inorganic acquisition opportunities, which could have an adverse impact on our business.

General economic factors, such as inflation and a potential economic downturn, domestically and internationally, may adversely affect our business, financial condition and results of operations.

Our operations and performance depend on worldwide economic conditions. These conditions have been adversely impacted by continued global economic concerns over inflation, supply chain disruptions, a potential recession, outbreak of war and other monetary and financial uncertainties. Continued inflation may adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. Increased interest rates and additional debt have resulted in increased interest expenses.

Slower economic activity, increased unemployment, concerns about inflation, decreased consumer confidence and other adverse business conditions could have an impact on our businesses. For example, among other things:

- the new US administration's threats to impose, or imposition of, new or increased tariffs may impact our ability to timely or cost effectively procure materials (such as steel, aluminum, or copper) that we use to construct our networks;

- the economies of Alaska and Guyana depend heavily on the strength of the natural resource industries, particularly oil production and prices of crude oil. The supply and price of crude oil can be volatile and influenced by a myriad of factors beyond our control, including foreign actors (like OPEC), worldwide supply and demand, war, economic sanctions, natural disasters, the move by many governments, businesses, and institutions towards "de-carbonization" and other political conditions. Overall economic impacts from a sustained lower price of crude oil, on Alaska on the one hand, and from projected revenue from sales of oil, for Guyana on the other hand, if maintained over time, will impact our growth in the future;

- a decrease in tourism could negatively affect revenues and growth opportunities from operations in the islands and in a number of areas covered by US rural and wholesale wireless operations that serve tourist destinations;

- the lack of foreign exchange, specifically US dollars, available in Guyana is impacting our ability to pay for goods and services because many of our key vendors in Guyana, including the vendor that we use to construct our fiber assets, will not accept payment in Guyana dollars. This affects the liquidity available in the market to fund key capital projects, as well as cash requirements in other areas of the local operating company. With a shortage of foreign currency in the jurisdiction, we are relying on foreign currency from intercompany sources, including debt, which is impacting both our liquidity and leverage.

- if we are unable to collect subscription fees from our subscribers, we may have an increase in credit losses on trade receivables or the amounts that we have to write off of our accounts receivable.

The long-term impact, if any, that these events might have on us and our business is uncertain.

Our debt instruments include restrictive and financial covenants that limit our operating flexibility.

The credit facilities that we and our subsidiaries maintain include certain financial and other covenants that, among other things, restrict our ability to take specific actions, even if we believe such actions are in our best interest. These include restrictions on our ability to do the following:

- incur additional debt;

- sell, create liens or negative pledges with respect to our assets;

- pay dividends or distributions on, or redeem or repurchase, our capital stock;

- make investments, loans or advances or other forms of payments;

- issue, sell or allow distributions on capital stock of specified subsidiaries;

- enter into transactions with affiliates; or

- merge, consolidate or sell our assets.

Failure to comply with the restrictions of the credit facilities or any subsequent financing agreements may result in an event of default. Such default may allow our creditors to accelerate the repayment of the related debt and may result in the acceleration of the repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, these creditors may be able to terminate any commitments they have made to provide us with additional funding.

As our debt levels have increased over the last three years to fund our higher-than-normal capital expenditures, the higher debt levels coupled with higher interest rates has increased our interest expense burden and negatively impacted our earnings, cash flow and financial condition.

Labor costs and the terms of collective bargaining agreements can negatively impact our ability to remain competitive, which could cause our financial performance to suffer.

Our four largest markets all have some unionized labor pools. Alaska Communications presents a particular operating challenge that differs from those that we have in other markets given the remote location of operations and the extent of the unionized workforce. Labor costs are a significant component of Alaska Communications' expenses and, as of December 31, 2024, approximately 59% of its workforce is represented by the International Brotherhood of Electrical Workers ("IBEW"). The collective bargaining agreement ("CBA") between Alaska Communications and the IBEW, which was extended through mid-2025, governs the terms and conditions of employment for all IBEW represented employees working for Alaska Communications and has significant economic impacts on it as the CBA relates to wage and benefit costs and work rules. We believe Alaska Communications' labor costs are higher than our competitors who employ a non-unionized workforce. In addition, Alaska Communications may make strategic and operational decisions that require the consent of the IBEW. In all of our markets, the local union may not provide consent when needed to execute upon strategic new initiatives or cost saving measures, it may require additional wages, benefits or that other consideration be paid in return for its consent, or it may call for a work stoppage against our operating companies. Any deterioration in the relationship with our local unions could have a negative impact on our operations and on our ability to achieve our plans for growth.

Alaska Communications may incur substantial and unexpected liabilities arising out of its pension plans.

Alaska Communications is required by the CBA to contribute to the AEPF for benefit programs, including defined benefit pension plans and health benefit plans. Alaska Communications also maintains pension benefits for substantially all of its Alaska-based employees. The AEPF is a multi-employer pension plan to which Alaska Communications makes fixed, per employee, contributions through the CBA, which covers the IBEW represented workforce, and a special agreement, which covers most of its non-represented workforce. Because contribution requirements are fixed, Alaska Communications cannot easily adjust annual plan contributions to address its own financial circumstances. Currently, this plan is not fully funded, which means Alaska Communications may be subject to increased contribution obligations, penalties, and ultimately, it could incur a contingent withdrawal liability should it choose to withdraw from the AEPF for economic reasons. Alaska Communications' contingent withdrawal liability is an amount based on its pro-rata share among AEPF participants of the value of the funding shortfall. This contingent liability becomes due and payable if Alaska Communications terminates its participation in the AEPF. Moreover, if another participant in the AEPF goes bankrupt, Alaska Communications would become liable for a pro-rata share of the bankrupt participant's vested, but unpaid, liability for accrued benefits for that participant's employees. This could result in a substantial unexpected contribution requirement and making such a contribution could have a material adverse effect on Alaska Communications' cash position and other financial results. These sources of potential liability are difficult to predict.

These plans and activities have generated and will likely continue to generate substantial cash requirements for Alaska Communications, and these requirements may increase beyond our expectations in future years based on changing market conditions, which could result in substantial liabilities on our balance sheet. The difference between projected plan obligations and assets, or the funded status of the plans, is a significant factor in determining the net periodic benefit costs of these pension plans and the ongoing funding requirements of those plans. Changes in interest rates, mortality rates, health care costs, early retirement rates, returns on investment and the market value of plan assets can affect the funded status of our defined benefit pension plans and cause volatility in the net periodic benefit cost and future funding requirements of the plans. In the future, we may be required to make additional contributions to our defined benefit plans. Plan liabilities may impair our liquidity, have an unfavorable impact on our ability to obtain financing and place us at a competitive disadvantage compared to some of our competitors who do not have such liabilities and cash requirements.

Although we believe that we are in compliance with the requirements of the AEPF, given the complexity of pension-related matters described above we may not, in every instance, be in full compliance with applicable requirements.

Other Risks

Our founder is our largest stockholder and could exert significant influence over us.

Cornelius B. Prior, Jr., our founder and the father of our Executive Chairman, together with related entities, affiliates and family members (including our Executive Chairman), beneficially owns approximately 33% of our outstanding Common Stock. As a result, he has the ability to exert significant influence over all matters presented to our stockholders for approval, including the election and removal of our directors and change of control transactions. His interests may not always coincide with the interests of other holders of our Common Stock.

Low trading volume of our stock may limit our stockholders' ability to sell shares and/or result in lower sale prices.

For the three months prior to March 17, 2025, the average daily trading volume of our Common Stock was approximately 83,000 shares. As a result, our stockholders may have difficulty selling a large number of shares of our Common Stock in the manner or at a price that might be attainable if our Common Stock were more actively traded. In addition, the market price of our Common Stock may not be reflective of its underlying value.

We may not pay dividends in the future.

Our stockholders may receive dividends out of legally available funds if, and when, they are declared by our Board of Directors. We have consistently paid quarterly dividends in the past, but may cease to do so or decrease the dividend amount at any time. Our credit facility sets certain limitations on our ability to pay dividends on, or repurchase, our capital stock. We may incur additional indebtedness in the future that may further restrict our ability to declare and pay dividends. We may also be restricted from paying dividends in the future due to restrictions imposed by applicable state laws, our financial condition and results of operations, capital requirements, management's assessment of future capital needs and other factors considered by our Board of Directors.

The lack of liquidity of our privately held investments may adversely affect our business.

Our subsidiaries and affiliates are typically private companies whose securities are not traded in any public market. In the past, we have partnered with other equity investors as well and may have majority or minority holdings in certain investments. Investment agreements for both our majority and minority held subsidiaries often contain investor rights and obligations, such as rights of first refusal, co-sale, and "drag along" provisions related to liquidity events and transfers that may force us to sell or exit our holdings at times or on terms that are not optimal or limit our ability to sell or exit our holdings at our discretion. The illiquidity of our investments may make it difficult for us to quickly obtain cash equal to the value at which we record our investments if the need arises to satisfy the repurchase of such investments from our other equity investors in the event such company desires, or in the case of our Alaska Communications and Sacred Wind entities, may be required to repurchase such securities pursuant to contractual arrangements. Such illiquidity could also cause us to miss other investment opportunities. There can also be no assurance that our investments will appreciate in value or that we will have the opportunity to divest such investments at acceptable prices or within the timeline envisaged. If any of the above circumstances arise, it could result in impairments to such investments, and could have a material adverse impact on our earnings, cash flow and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have invested time and resources with a goal to define, implement and further develop the maturity of our cybersecurity risk management and strategy program. During this time, we have developed a common cybersecurity incident response plan across our businesses and jurisdictions that while unique to the risk profile of each business, allows us to utilize common response and decision-making protocols in an effort to react quickly to a potential cybersecurity threat and manage risk to our overall Company.

In developing our cybersecurity incident response plan and assessing the maturity of our cybersecurity threat program, we utilize the National Institute of Standards and Technology Cybersecurity Framework (NIST). We use NIST as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. We make it a practice to continually review the maturity of our program, utilizing the NIST standards and leveraging the feedback of both internal resources and external advisors in an effort to continuously improve our program in relation to evolving cybersecurity threats in our industry.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program overseen by our Risk Council, composed of professionals across a variety of departments and jurisdictions in our organization. Our cybersecurity program utilizes methodologies, reporting channels and governance processes across our subsidiaries that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas that are assessed and reviewed when onboarding new vendors, customers, product lines or shifts in our service delivery models**.**

Our cybersecurity risk management program includes:

- risk assessments performed internally and with the help of third-party vendors that are designed to help identify material cybersecurity risks to our critical systems, information, products, services, equipment, and our broader enterprise IT and customer-facing network environments;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, (3) our response to cybersecurity incidents, and (4) our assessment of new products and business processes;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with the analysis of our security controls and those of our key vendors;

- cybersecurity awareness training of our employees, incident response personnel, and senior management; and

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents.

To date, we have not experienced any prior cybersecurity incidents that have materially affected our operations, business strategy, results of operations, or financial condition. For a discussion of risks that could in the future impact our operations, business strategy or financial condition, please see "*Cybersecurity breaches could have an adverse effect on our business*" in our Risk Factors.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity in connection with its general risk assessment and oversight. The Audit Committee oversees management's implementation of our cybersecurity risk management program.

The Committee receives frequent, and typically no less than quarterly reports from management on our cybersecurity risks, assessment of our cybersecurity program, and development of our information security incident response plan. In addition, management updates the Committee, pursuant to an agreed upon timetable and escalation matrix regarding any material cybersecurity incidents, as well as providing the Committee with periodic reports on any incidents with lesser impact potential.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management from time to time on our cyber risk management program. Board members receive presentations and training on cybersecurity topics from our Chief Information Officer (CIO), Vice President of Security, or external experts as part of the Board's continuing education on topics that impact public companies. Our CTIO is an experienced information technology professional with just under 30 years of experience in the networking and communications industries. His extensive experience extends to all facets of information technology, including enterprise applications, cloud and SaaS systems, network infrastructure, and network management. For the past decade, he has been at the forefront of cloud systems development and security. Our VP of Security has over 30 years of experience in IT and Security and has the Certified Information System Security Professional (CISSP) certification as well as various technology vendor certifications.

As referenced above, our Risk Council is responsible for day-to-day cyber risk management, and reports to the Audit Committee on these matters. Our management team, including our General Counsel, who serves as the lead of our Risk Council, and our CIO are responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our internal security team is made up of experienced professionals that have an average of more than 25 years of IT and security experience, including certifications such as CISSP, CompTia Security+. We also have developed an internal training program to develop new talent within our organization and work with vendor and third-party training programs to mentor and educate these team members to expand and enhance the capabilities of our team.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity threats and incidents through various means, which may include briefings from internal security personnel; and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES

We lease approximately 21,000 square feet of office space at 500 Cummings Center, Beverly, MA 01915 for our corporate headquarters. Worldwide, we utilize the following approximate square footage of space for our operations:

Type of space	International Telecom	US Telecom	Corporate and Other
Office	301,000	220,000	41,000
Retail stores	29,000	30,000	—
Technical operations	2,023,000	291,000	—

All of the above locations are leased except for certain of the office and technical spaces within our International Telecom segment, which we own. As of December 31, 2024, we operated seven retail stores in our US Telecom segment and twenty retail stores in our International Telecom segment.

Our offices and technical operations are in the following locations:

International Telecom	US Telecom
Georgetown, Guyana	Castle Rock, CO
Bermuda	Atlanta, GA
US Virgin Islands	Anchorage, AK
Cayman Islands	Albuquerque, NM

Within our communications operations, we globally own approximately 366 towers, lease an additional approximate 379 towers and have 4 switch locations within rented locations. We consider our owned and leased properties to be suitable and adequate for our business operations.

ITEM 3. LEGAL PROCEEDINGS

We and our subsidiaries are subject to certain regulatory and legal proceedings and other claims arising in the ordinary course of business, some of which involve claims for damages and taxes that are substantial in amount. Historically, our subsidiary, OneGY, has been subject to other long-standing litigation proceedings and disputes in Guyana that have not yet been resolved. It has been OneGY's practice to make payments of undisputed spectrum and license fees as amounts are invoiced by the Telecommunications Authority ("TA") and to accrue for a reasonable determination of any amounts that are disputed or not invoiced by the TA. We believe that, except for the items discussed below, for which we are currently unable to predict the final outcome, the disposition of matters currently pending will not have a material adverse effect on our financial position or results of operations.

Beginning in 2006, the National Frequency Management Unit (now the Telecommunications Agency, or the "NFMU/TA") and OneGY have been engaged in discussions regarding the amount of and methodology for calculation of spectrum fees payable by OneGY in Guyana. Since that time, OneGY has made payments of undisputed spectrum fees as amounts invoiced by the NFMU, and to its successor, the TA. There have been limited further discussions on the subject of a revised spectrum fee methodology with the TA.

OneGY has filed several lawsuits in the High Court of Guyana asserting that, despite its denials, Digicel is engaged in international bypass in violation of OneGY's exclusive license rights, the interconnection agreement between the parties, and the laws of Guyana. Digicel filed counterclaims alleging that OneGY has violated the terms of the interconnection agreement and Guyana laws. These suits, filed in 2010 and 2012, are currently pending in the Court of Appeals in Guyana, however, we cannot accurately predict at this time when the consolidated suit will reach a court of final determination.

OneGY is also involved in several legal claims regarding its tax filings with the Guyana Revenue Authority (the "GRA") dating back to 1991 regarding the deductibility of intercompany advisory fees as well as other tax assessments. OneGY has maintained that it has no unpaid corporation tax due to the GRA and that any liability OneGY might be found to have with respect to the disputed tax assessments would be offset in part by the amounts claimed with respect to rights ATN has pursuant to its agreement with the government of Guyana. OneGY's position has been upheld by various High Court rulings made in its favor including most recently in February 2024, and while all matters have been appealed by the GRA, only one remains pending for determination by the High Court.

In February 2020, our subsidiary, Alaska Communications, received a draft audit report from USAC in connection with USAC's inquiry into Alaska Communications' funding requests under the Rural Health Care Support Program for certain customers for the time period of July 2012 through June 2017. Alaska Communications also received a Letter of Inquiry on March 18, 2018, and subsequent follow up information requests, from the FCC Enforcement Bureau requesting historical information regarding Alaska Communications' participation in the FCC's Rural Health Care Support Program. On May 8, 2024, we entered into a Consent Decree with the FCC Enforcement Bureau, regarding both the USAC and FCC Enforcement Bureau's investigation and agreed to (i) pay a settlement amount of approximately $6.3 million, and (ii) enter into a three-year compliance agreement in connection with Alaska Communication's continued participation in the RHC Program. At this time, we believe that it can comply with all of the terms of the compliance agreement.

The settlement amount of $6.3 million consists of a $5.3 million cash payment and the $1.0 million forgiveness of certain receivables, both of which have been accrued on our balance sheet as of December 31, 2024. As such, this settlement will not impact the statement of operations in future periods.

With respect to all of the foregoing unresolved matters, we believe that some adverse outcome is probable and have accordingly accrued $13.8 million as of December 31, 2024 for these and other potential liabilities arising in various claims, legal actions and regulatory proceedings arising in the ordinary course of business. We also face contingencies that are reasonably possible to occur that cannot currently be estimated. It is our policy to expense costs associated with loss contingencies, including any related legal fees, as they are incurred.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers as of March 17, 2025:

Name	Age	Position
Brad W. Martin	49	Chief Executive Officer and Director
Carlos R. Doglioli	55	Chief Financial Officer
Mary Mabey	43	Senior Vice President, General Counsel and Secretary
Justin Leon	39	Senior Vice President, Corporate Development

Executive Officers

Brad W. Martin is our Chief Executive Officer and a member of our Board of Directors. Mr. Martin joined the Company in April 2018 as Executive Vice President and became our Chief Operating Officer in 2021. In January 2024, Mr. Martin was appointed our Chief Executive Officer and a member of our Board of Directors. Prior to joining us in 2018, he previously served as Chief Operating Officer for Senet Inc., a leading "low power wide area" network (LPWAN) operator and global service provider. From 2013 through 2015, Mr. Martin served as Senior Vice President and Chief Quality Officer with Extreme Networks, a global leader in software-driven networking solutions for Enterprise and Service Provider customers. Between 2008 and 2013, he served as Vice President of Engineering Operations and Quality with Siemens Enterprise Communications and Enterasys Networks, delivering voice and data networking hardware and software solutions to global enterprises. Mr. Martin holds a B.S. in Mechanical Engineering from the University of Maine, and is a published author and featured industry speaker.

Carlos R. Doglioli is our Chief Financial Officer. Mr. Doglioli joined us in 2024 and brings significant telecom experience. Prior to becoming our Chief Financial Officer, he served as the Chief Financial Officer of Centennial Towers, a developer, owner, and operator of wireless communication towers in Latin America from 2014 to 2023, and from 2004 to 2007 at MetroRED Mexico, a leading integrated communications provider that owned and operated state-of-the-art high-capacity fiber optic communications focused on large and medium size corporate clients, ISPs, Internet-content providers, and telecommunications providers in Mexico City. Previously, Mr. Doglioli served in multiple senior finance roles for portfolio companies of Devonshire Investors (the private equity group of Fidelity Investments), including as Chief Financial Officer of Backyard Farms and as Managing Director of Finance at J. Robert Scott. Mr. Doglioli received a B.S. of Management Information Systems (Lic. en Sistemas) from CAECE University in Buenos Aires, Argentina and an MBA from Babson College, and is fluent in English, Spanish, and Portuguese.

Mary Mabey is our Senior Vice President and General Counsel. Ms. Mabey joined us in 2009 and previously served as our Deputy General Counsel. Prior to joining us, Ms. Mabey was with the law firm of Edwards Angell Palmer & Dodge LLP (now Locke Lord LLP) in Boston, where she advised public and private companies in domestic and international transactions on corporate and securities law matters, merger, acquisition and financing transactions, corporate governance, and other general corporate matters. Ms. Mabey received a B.A. degree from the University of Notre Dame and a J.D. degree from the University of Texas School of Law.

Justin Leon is our Senior Vice President of Corporate Development. He joined the Company in 2015 and brings over fifteen years of investing experience to the team. Prior to joining ATN, Mr. Leon worked in Corporate Strategy & Development for Nuance Communications, a publicly traded software company focused on speech recognition and machine learning where he executed over $1 billion in acquisitions in the healthcare, mobile, and enterprise software verticals. Mr. Leon started his career at Stonebridge Associates, a boutique investment bank in Boston advising clients in technology, medical device, and consumer products verticals. Mr. Leon earned a degree in corporate finance from Bentley College and an M.B.A. from the Tuck School of Business at Dartmouth.


PART II


ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock, $.01 par value, is listed on the Nasdaq Global Select Market under the symbol "ATNI." The number of holders of record of Common Stock as of March 17, 2025 was 85.

Issuer Purchases of Equity Securities

On December 14, 2023, the Company's Board of Directors authorized the repurchase of up to $25.0 million of the Company's Common Stock, from time to time, on the open market or in privately negotiated transactions (the "2023 Repurchase Plan"). As of December 31, 2024, had $15.0 million available to repurchase the Company's Common Stock. In the aggregate, during the years ended December 31, 2024 and 2023 (and prior to the effectiveness of the 2023 Repurchase Plan), we repurchased $10.0 million and $15.0 million of our common stock, respectively.

There were no repurchases by the Company of its Common Stock during the quarter ended December 31, 2024.

Dividends

For the year ended December 31, 2024, our Board of Directors declared $14.6 million of dividends to our stockholders which includes a $0.24 per share dividend declared on December 18, 2024 and paid on January 8, 2025. We have declared quarterly dividends since the fourth quarter of 1998. Future dividend payments, if any, are subject to approval of our Board of Directors.

Stock Performance Graph

The graph below matches the cumulative 5-Year total return of holders of ATN International's common stock with the cumulative total returns of the Russell 2000 index, the S&P SmallCap 600 index, the Nasdaq Telecommunications index and Nasdaq Small Cap Telecommunications Services index. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2019 and tracks it through 12/31/2024.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among ATN International, the Russell 2000 Index, the S&P SmallCap 600 Index,
the NASDAQ Telecommunications Index,
and NASDAQ Small Cap Telecommunications Services Index



*\$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/19	12/20	12/21	12/22	12/23	12/24
ATN International	100.00	76.38	74.18	85.56	75.35	33.82
Russell 2000	100.00	119.96	137.74	109.59	128.14	142.93
S&P SmallCap 600	100.00	111.29	141.13	118.41	137.42	149.37
NASDAQ Telecommunications	100.00	110.08	112.44	82.21	90.96	103.21
NASDAQ Small Cap Telecommunications Services Index	100.00	109.35	111.88	68.88	65.02	78.87

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading provider of digital infrastructure and communications services with a focus on rural and remote markets in the United States, and internationally, including Bermuda and the Caribbean region.

We have developed significant operational expertise and resources that we use to augment our capabilities in our local markets. With this support, our operating subsidiaries can improve their quality of service with greater economies of scale and expertise than would typically be available in the size markets we operate in. We provide management, technical, financial, regulatory, and marketing services to our operating subsidiaries and typically receive a management fee calculated as a percentage of their revenues, which is eliminated in consolidation. We also actively evaluate investment opportunities and other strategic transactions, both domestic and international, and generally look for those that we believe fit our profile of telecommunications businesses while keeping a focus on generating excess operating cash flows over extended periods of time. We use the cash generated from our operations to maintain an appropriate ratio of debt and cash on hand and to re-invest in organic growth, to fund capital expenditures, to return value to our stockholders through dividends or stock repurchases, and to make strategic investments or acquisitions.

For further information about our financial segments and geographical information about our operating revenues and assets, see Notes 1 and 14 to the Consolidated Financial Statements included in this Report.

As of December 31, 2024, we offered the following types of services to our customers:

- *Fixed Telecommunications Services*. We provide fixed data and voice telecommunications services to business and consumer customers. These services include high-speed consumer broadband and high-speed data solutions for businesses. For some markets, fixed services also include video services and revenue derived from support under certain government programs.

- *Carrier Telecommunication Services*. We deliver services to other telecommunications providers including the leasing of critical network infrastructure such as tower and transport facilities, wholesale roaming and long-distance voice services, site maintenance and international long-distance services.

- *Mobile Telecommunications Services*. We offer mobile communications services over our wireless networks and related equipment (such as handsets) to both business and consumer customers.

- *Managed Services*. We provide information technology services such as network, application, infrastructure and hosting services to both our business and consumer customers to complement our fixed telecommunications services in our existing markets.

Through December 31, 2024, we identified two operating segments to manage and review our operations, as well as to support investor presentations of our results. These operating segments are as follows:

- *US Telecom*. In the United States, we offer fixed, carrier, and managed services to business customers and consumers in Alaska and the western United States. In 2024, we ceased providing mobility services to retail customers in the western United States.

- *International Telecom*. In our international markets, we offer fixed, carrier, mobility and managed services to customers in Bermuda, the Cayman Islands, Guyana and the US Virgin Islands.

The following chart summarizes the operating activities of our principal subsidiaries, the segments in which we reported our revenue and the markets we served during 2024:

International Telecom			US Telecom		
Services	Markets	Tradenames	Services	Markets	Tradenames
Mobility Services .	Bermuda, Guyana, US Virgin Islands	One Communications, GTT (1), Viya	Mobility Services . .	United States (rural markets)	Choice, Choice NTUA Wireless
Fixed Services	Bermuda, Cayman Islands, Guyana, US Virgin Islands	One Communications, Logic, GTT, Viya	Fixed Services	United States	Alaska Communications, Commnet, Choice, Choice NTUA Wireless, Sacred Wind Communications, Ethos Broadband, Deploycom
Carrier Services . . .	Bermuda, Guyana, US Virgin Islands	One Communications, GTT, Viya, Essextel	Carrier Services . . .	United States	Alaska Communications, Commnet, Sacred Wind Communications
Managed Services .	Bermuda, Cayman Islands, US Virgin Islands, Guyana	One Communications, Logic, GTT, Viya, Brava, Fireminds (2)	Managed Services .	United States	Alaska Communications, Choice

(1) In 2024, we completed a rebranding in Guyana and GTT is now known as One Communications. We refer throughout this report to our business in Guyana as "OneGY."

(2) In 2024, we completed a rebranding of our services offerings to government and large business customers, including those services formally known as Fireminds, which is now known as Brava.

Carrier Managed Services

In July 2019, we entered into a Network Build and Maintenance Agreement with AT&T Mobility, LLC ("AT&T") that we subsequently amended through December 31, 2023 (the "FirstNet Agreement"). In connection with the FirstNet Agreement, we are building a portion of AT&T's network for the First Responder Network Authority ("FirstNet") in or near our current operating areas in the western United States. Pursuant to the FirstNet Agreement and subject to certain limitations contained therein, all cell sites must be completed and accepted within a specified period of time. Since the inception of the project through December 31, 2024, we have recorded $74 million in construction revenue and expect to record approximately $6 million in additional construction revenue and related costs as sites are completed. We expect to substantially complete the build by the end of 2025. Revenues from construction are expected to have minimal impact on the Company's operating income.

Following acceptance of a cell site, AT&T will own the cell site and we will assign to AT&T any third-party tower lease applicable to such cell site. If the cell site is located on a communications tower we own, AT&T will pay us pursuant to a separate lease agreement for an initial term of eight years. In addition to building the network, we will provide ongoing equipment and site maintenance and high-capacity transport to and from these cell sites for an initial term ending in 2031.

On May 10, 2023, we entered into a Carrier Managed Services Master Agreement (the "Verizon CMS Agreement") with Cellco Partnership d/b/a Verizon Wireless ("Verizon"), pursuant to which we will provide a variety of network, infrastructure and technical services that will help deliver next generation wireless services to Verizon's subscribers in our current operating area in the southwestern United States.

Pursuant to the Verizon CMS Agreement and subject to certain limitations contained therein, we will upgrade our wireless service in specific areas and provide services to Verizon for an initial term ending in 2030.

Following acceptance of a cell site, we will continue to own the cell site. In addition to building the network, we will provide ongoing equipment and site maintenance and high-capacity transport to and from these cell sites for an initial term ending in 2030.

With respect to each of our FirstNet and Verizon agreements, our carrier partners will continue to use our wholesale domestic mobility network for roaming services at a fixed rate per site during the construction period until such time as the cell site is completed. Thereafter, revenue from the maintenance, leasing and transport services provided is expected to generally offset revenue from wholesale mobility roaming services.

Universal Service Fund and Other Domestic Funding Programs

We recognize revenue from several government funded programs including the USF, a subsidy program managed by the Federal Communications Commission ("FCC"), and state equivalents. For a discussion of the USF programs in which we participate, please refer to Part I - Item 1. Business – US Federal Regulation - Universal Service Support and Contributions.

Construction Grants

We have also been awarded construction grants to build network connectivity for eligible communities. The funding of these grants, used to reimburse us for our construction costs, is generally distributed after we incur reimbursable costs. Completion deadlines began in 2024 and once these projects are constructed, we are obligated to provide service to the participants. We expect to meet all requirements associated with these grants. As of December 31, 2024, we were awarded $150.2 million of construction grants.

During the year ended December 31, 2024, we disbursed capital expenditures of $10.8 million under these programs and received reimbursement of $5.0 million. These cash flows are classified as investing activities in our statement of cash flows.

In addition, we partner with tribal governments to obtain grants under various government grant programs including, but not limited to, the Tribal Broadband Connectivity Program ("TBCP") and the Rural Development Broadband ReConnect Program ("ReConnect"). These programs are administered by United States government agencies to deploy broadband connectivity in certain underserved areas. We were identified as a sub recipient of grants under these programs totaling $178.3 million as of December 31, 2024. Through December 31, 2024, we have received and spent $19.7 million of funding under these programs on construction obligations. These amounts are recorded as operating cash flows in the Company's statement of cash flows.

Replace and Remove Program

In July 2022, we were approved to participate in the Federal Communication Commission's Secure and Trusted Communications Networks Reimbursement Program (the "Replace and Remove Program"), designed to reimburse providers of advanced communications services for reasonable costs incurred in the required removal, replacement, and disposal of communications equipment and services in their networks that has been deemed to pose a national security risk. Pursuant to the Replace and Remove Program, our eligible subsidiaries were initially allocated up to approximately $207 million to replace, remove and securely destroy such communications equipment and services in our networks in the western United States and in the US Virgin Islands, however, in December 2024 this program was fully funded for an increased allocation to the Company of approximately $517 million. The Replace and Remove Program requires each of our participating subsidiaries to complete the project no later than a specified deadline, which is currently in the third quarter of 2025.

We have incurred total expenditures of $168.4 million related to this project, of which $104.0 million were incurred in 2024. Of these total expenditures, $140.9 million were classified as capital.

At December 31, 2024, $25.0 million of capital expenditures were accrued and unpaid under the Replace and Remove Program. We expect to be reimbursed, within the next twelve months, for all amounts spent to date. During the year ended December 31, 2024, we received $113.6 million of reimbursement under the program, of which $22.8 million was classified as operating cash inflows and $90.8 million was classified as investing cash inflows in our statement of cash flows.

Selected Segment Financial Information

Through December 31, 2024, the Company has the following two reportable and operating segments: (i) International Telecom and (ii) US Telecom.

Operating income is the segment measure of profit or loss reported to the chief operating decision maker for purposes of assessing the segments' performance and making capital allocation decisions. We believe operating income is a useful measure of our operating results as it provides relevant and useful information to investors and other users of our financial data in evaluating the effectiveness of our operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. Our chief operating decision maker is our Chief Executive Officer.

The following tables provide information for each operating segment (in thousands):

	For the Year Ended December 31, 2024			
	International Telecom	US Telecom	Corporate and Other (1)	Consolidated
Revenue				
Communication Services				
Mobility - Business............................	$ 19,794	$ 277	$ —	$ 20,071
Mobility - Consumer..........................	87,407	2,494	—	89,901
Total Mobility	107,201	2,771	—	109,972
Fixed - Business..............................	74,087	125,439	—	199,526
Fixed - Consumer.............................	172,078	86,760	—	258,838
Total Fixed................................	246,165	212,199	—	458,364
Carrier Services	13,724	119,561	—	133,285
Other	4,680	1,457	—	6,137
Total Communication Services Revenue........	371,770	335,988	—	707,758
Construction....................................	—	3,900	—	3,900
Other				
Managed Services	5,693	11,724	—	17,417
Total Other Revenue	5,693	11,724	—	17,417
Total Revenue	377,463	351,612	—	729,075
Operating Expenses				
Cost of communication services and other.........	136,137	176,268	(149)	312,256
Cost of construction revenue.....................	—	3,866	—	3,866
Selling, general and administrative...............	114,175	91,650	23,044	228,869
Stock-based compensation	354	621	7,262	8,237
Transaction-related charges	—	3,789	1,058	4,847
Restructuring and reorganization expenses.........	1,489	1,167	879	3,535
Depreciation and amortization	63,708	73,994	633	138,335
Amortization of intangibles from acquisitions	1,006	6,901	—	7,907
(Gain) loss on disposition of assets and transfers	(15,179)	2,529	(601)	(13,251)
Goodwill impairment	—	35,269	—	35,269
Total Operating Expenses	301,690	396,054	32,126	729,870
Income from operations	75,773	(44,442)	(32,126)	(795)
Other income (expenses)				
Interest income				1,186
Interest expense.............................				(49,548)
Other expense				(1,809)
Other expense...............................				(50,171)
Loss before income taxes				(50,966)
Other segment disclosures:				
Net (income) loss attributable to non-controlling interests	(12,844)	18,267	—	5,423

35

For the Year Ended December 31, 2023				
	International Telecom	US Telecom	Corporate and Other (1)	Consolidated
Revenue				
Communication Services				
Mobility - Business	$ 16,333	$ 527	$ —	$ 16,860
Mobility - Consumer	92,153	3,510	—	95,663
Total Mobility	108,486	4,037	—	112,523
Fixed - Business	71,215	143,322	—	214,537
Fixed - Consumer	167,953	90,283	—	258,236
Total Fixed	239,168	233,605	—	472,773
Carrier Services	14,686	128,195	—	142,881
Other	3,066	3,839	—	6,905
Total Communication Services Revenue	365,406	369,676	—	735,082
Construction	—	10,629	—	10,629
Other				
Managed Services	5,327	11,178	—	16,505
Total other revenue	5,327	11,178	—	16,505
Total Revenue	370,733	391,483	—	762,216
Operating Expenses				
Cost of communication services and other	141,771	178,829	(877)	319,723
Cost of construction revenue	—	10,345	—	10,345
Selling, general and administrative	113,007	102,375	27,315	242,697
Stock-based compensation	431	247	7,857	8,535
Transaction-related charges	—	172	379	551
Restructuring and reorganization expenses	3,491	7,737	—	11,228
Depreciation and amortization	57,420	81,594	2,613	141,627
Amortization of intangibles from acquisitions	1,253	11,383	—	12,636
(Gain) loss on disposition of assets and transfers	(60)	4,323	(2,564)	1,699
Total Operating Expenses	317,313	397,005	34,723	749,041
Income from operations	53,420	(5,522)	(34,723)	13,175
Other income (expenses)				
Interest income				476
Interest expense				(42,686)
Other income				1,496
Other expense				(40,714)
Loss before income taxes				(27,539)
Other segment disclosures:				
Net (income) loss attributable to non-controlling interests	(7,105)	11,321	—	4,216

(1) Reconciling items refer to corporate overhead costs and consolidating adjustments.

A comparison of our segment results for the years ended December 31, 2024 and 2023 is as follows:

International Telecom. Revenues within our International Telecom segment increased $6.8 million, or 1.8%, to $377.5 million from $370.7 million for the years ended December 31, 2024 and 2023, respectively, primarily as a result of an increase in fixed revenues of $7.0 million, or 2.9%, to $246.2 million from $239.2 million for the years ended December 31, 2024 and 2023, respectively. This increase in fixed revenues was primarily the result of network upgrades and expansions, which led to an increase in the number of homes passed by high-speed data solutions that allowed us to migrate customers to more durable and higher revenue-generating fiber services. Partially offsetting the increase in Fixed revenues were decreases in both Mobility revenues, as a result of a decrease in prepaid subscribers, and Carrier Services revenues, primarily related to the amendment to certain carrier contracts.

Operating expenses within our International Telecom segment decreased by $15.6 million, or 4.9%, to $301.7 million from $317.3 million for the years ended December 31, 2024 and 2023, respectively. The net decrease was primarily the result of a $15.1 million increase in the gain on the dispositions of long-lived assets, primarily real estate, and certain cost savings initiatives, including reorganizations and reductions in force and contract terminations, that were implemented in the current and previous periods.

As a result, our International Telecom segment's operating income increased $22.4 million, or 41.9%, to $75.8 million from $53.4 million for the years ended December 31, 2024 and 2023, respectively.

US Telecom. Revenue within our US Telecom segment decreased by $39.9 million, or 10.2%, to $351.6 million from $391.5 million for the years ended December 31, 2024 and 2023, respectively, primarily as a result of a $21.4 million reduction in Fixed revenues which were negatively impacted by the conclusion of both the Emergency Connectivity Fund and the Affordable Care Program, both of which provided revenue through April 2024. In addition, the US Telecom segment's Carrier Services revenue decreased by $8.6 million primarily as the result of the transition of legacy roaming arrangements to carrier service management contracts, construction revenue declined by $6.7 million as a result of a decrease in the number of sites completed during 2024 as compared to 2023 and Mobility revenue decreased $1.2 million within our retail operations due to a decrease in subscribers as we continue to put more emphasis on other revenue sources within this segment.

Operating expenses within our US Telecom segment decreased $0.9 million, or 0.2%, to $396.1 million from $397.0 million for the years ended December 31, 2024 and 2023, respectively, as a result of the impact of certain cost savings initiatives, including reorganization and reductions in force, that were implemented in the current and previous periods, and a $6.6 million decrease in the restructuring and reorganization expenses. Partially offsetting these decreases were the $35.3 million goodwill impairment charge that was recorded during the year ended December 31, 2024, as well as the $3.6 million increase in transaction-related expenses.

As a result of the above, our US Telecom segment's operating loss increased by $38.9 million to a loss of $44.4 million from a loss of $5.5 million for the years ended December 31, 2024 and 2023, respectively.

A discussion and analysis of our results of operations for the year ended December 31, 2023 compared to 2022 can be found under Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 15, 2024, which is available on the SEC's website at www.sec.gov and our Investor Relations website at https://.ir.atni.com under the "Financials and Filings" section.

The following represents a year over year discussion and analysis of our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,		Amount of Increase (Decrease)	Percent Increase (Decrease)
	2024	2023		
REVENUE:				
Communication services	$ 707,758	$ 735,082	$ (27,324)	(3.7)%
Construction	3,900	10,629	(6,729)	(63.3)
Other	17,417	16,505	912	5.5
Total revenue	729,075	762,216	(33,141)	(4.3)
OPERATING EXPENSES (*excluding depreciation and amortization unless otherwise indicated*):				
Cost of communication services and other.	312,256	319,723	(7,467)	(2.3)
Cost of construction revenue.	3,866	10,345	(6,479)	(62.6)
Selling, general and administrative.	228,869	242,697	(13,828)	(5.7)
Stock-based compensation.	8,237	8,535	(298)	(3.5)
Transaction-related charges	4,847	551	4,296	779.7
Restructuring and reorganization expenses	3,535	11,228	(7,693)	(68.5)
Depreciation and amortization	138,335	141,627	(3,292)	(2.3)
Amortization of intangibles from acquisitions.	7,907	12,636	(4,729)	(37.4)
Goodwill impairment.	35,269	—	35,269	100.0
(Gain) loss on disposition of assets and transfers	(13,251)	1,699	(14,950)	(879.9)
Total operating expenses	729,870	749,041	(19,171)	(2.6)
Income (loss) from operations	(795)	13,175	(13,970)	(106.0)
OTHER INCOME (EXPENSE):				
Interest income	1,186	476	710	149.2
Interest expense	(49,548)	(42,686)	(6,862)	16.1
Other income (expense).	(1,809)	1,496	(3,305)	(220.9)
Other expense, net	(50,171)	(40,714)	(9,457)	23.2
LOSS BEFORE INCOME TAXES	(50,966)	(27,539)	(23,427)	85.1
Income tax benefit	(19,114)	(8,785)	(10,329)	117.6
NET LOSS	(31,852)	(18,754)	(13,098)	69.8
Net loss attributable to noncontrolling interests, net of tax: . . .	5,423	4,216	1,207	28.6
NET LOSS ATTRIBUTABLE TO ATN INTERNATIONAL, INC. STOCKHOLDERS	$ (26,429)	$ (14,538)	$ (11,891)	81.8 %

Communications services revenue

Mobility Revenue. Our Mobility revenue consists of revenue generated within both our International Telecom and US Telecom segments by providing business and retail mobile voice and data services over our wireless networks as well as through the sale and repair services of related equipment, such as handsets and other accessories, to our subscribers.

Mobility revenue decreased by $2.5 million, or 2.2%, to $110.0 million for the year ended December 31, 2024 from $112.5 million for the year ended December 31, 2023. Of this decrease, Mobility revenue from consumer customers decreased by $5.8 million while Mobility revenue from business customers increased by $3.3 million.

The decrease in Mobility revenue, within our segments, consisted of the following:

- *International Telecom.* Within our International Telecom segment, Mobility revenue decreased by $1.3 million, or 1.2%, to $107.2 million for the year ended December 31, 2024 from $108.5 million for the year ended December 31, 2023. Consumer mobility revenue decreased $4.8 million primarily related to a decrease in the demand for prepaid voice services partially offset by an increase in the demand for data services partially offset by a $3.5 million increase in business Mobility revenue as a result of improved marketing strategies which led to an increase in business subscribers.

- *US Telecom.* Mobility revenue within our US Telecom segment decreased by $1.2 million, or 30.0%, to $2.8 million from $4.0 million for the years ended December 31, 2024 and 2023, respectively. This decrease related to the conclusion of the Company providing retail mobility services under its own brand name to retail customers.

Mobility revenue within our International Telecom may decrease as a result of increased competition and regulatory changes partially offset by our continued network upgrades, marketing efforts and conversion of our current subscriber base to higher margin prepaid and postpaid plans.

We expect that Mobility revenue within our US Telecom segment will decrease as we no longer provide retail mobility services under our brand.

Fixed Revenue. Fixed revenue is primarily generated by broadband, voice, and video service revenues provided to retail and business customers over our wireline networks. Fixed revenue within our US Telecom segment also includes awards from the Connect America Fund Phase II program, the Enhanced Alternative Connect America Cost Model program, and the Alaska Universal Service Fund. In addition, and through early April 2024, Fixed revenue within the US Telecom segment also included revenue from the Emergency Connectivity Fund (ECF) and Affordable Care Program (ACP). Within our International Telecom segment, Fixed revenue includes funding under the FCC's High- Cost Program in the US Virgin Islands.

Fixed revenue decreased by $14.4 million, or 3.0%, to $458.4 million from $472.8 million for the years ended December 31, 2024 and 2023, respectively. Of this decrease, $0.6 million pertained to an increase in Fixed revenue from consumer customers while Fixed revenue from business customers declined by $15.0 million, respectively. The net decrease in Fixed revenue, within our segments, consisted of the following:

- *International Telecom.* Within our International Telecom segment, Fixed revenue increased by $7.0 million, or 2.9%, to $246.2 million from $239.2 million for the years ended December 31, 2024 and 2023, respectively. Of this increase, $4.1 million and $2.9 million related to increases in revenue from consumer and business customers, respectively. This increase was a result of network upgrades and expansions which allowed us to increase consumer and business customers.

- *US Telecom.* Fixed revenue within our US Telecom segment decreased by $21.4 million, or 9.2%, to $212.2 million from $233.6 million for the years ended December 31, 2024 and 2023, respectively. Of this decrease, $3.5 million and $17.9 million related to decreases in revenue from consumer and business customers, respectively, primarily as a result of the conclusion of the Emergency Connectivity Fund and Affordable Care Programs, both of which provided revenue through April 2024.

Fixed revenue within our International Telecom segment may continue to increase as we expect the popularity of video and audio streaming, the demand for cloud services and smart home, business and city solutions to increase the demand for broadband and other data services from consumers, businesses and governments. However, such increases may be offset by a decrease in demand for our legacy services due to subscribers using alternative methods to receive video and audio content.

Within our US Telecom segment, we expect Fixed revenue to decrease in the short term as a result of the impact of the expiration of the Emergency Connectivity Fund and Affordable Care Program. Over time, we expect these decreases to be partially offset by increases in other business revenue in Alaska and our western United States operations as we further deploy fiber and fiber-fed broadband with organic and government grants to access to both consumers and businesses.

Carrier Services Revenue. Carrier Services revenue is generated by both our International Telecom and US Telecom segments**.** Within our International Telecom segment, Carrier Services revenue includes international long-distance services, roaming revenues generated by other carriers' customers roaming into our retail markets, transport services and access services provided to other telecommunications carriers. Within our US Telecom segment, Carrier Services revenue includes services provided under the FirstNet Agreement and Verizon Carrier Managed Services Agreement, wholesale roaming revenues, the provision of network switching services, tower lease revenue and other services provided to other carriers.

Carrier Services revenue decreased by $9.6 million, or 6.7%, to $133.3 million from $142.9 million for the years ended December 31, 2024 and 2023, respectively. The decrease, within our segments, consisted of the following:

- *International Telecom.* Within our International Telecom segment, Carrier Services revenue decreased by $1.0 million, or 6.8%, to $13.7 million, from $14.7 million for the years ended December 31, 2024 and 2023, respectively, primarily as a result of a decrease in roaming revenues in some of our international markets.

- *US Telecom*. Carrier Services revenue within our US Telecom segment decreased by $8.6 million, or 6.7%, to $119.6 million from $128.2 million, for the years ended December 31, 2024 and 2023, respectively. This decrease is primarily the result of the transition of legacy roaming arrangements to carrier service management contracts.

Within our International Telecom segment, Carrier Services revenue may increase if international travel increases. Such increases, however, may be partially offset by a decrease within our international long-distance business in Guyana as consumers seek to use alternative technology services to place long-distance calls.

Within our US Telecom segment, Carrier Services revenue may decrease as a result of the impact of recent carrier service management contracts.

Other Communications Services Revenue. Other Communications Services revenue includes miscellaneous services that the operations within our International Telecom segment provide to retail subscribers and project-related revenue generated within both our International and US Telecom segments. Other Communications Services revenue decreased $0.8 million, or 11.6%, to $6.1 million from $6.9 million for the years ended December 31, 2024 and 2023, respectively, as a result of a $2.3 million reduction in certain non-recurring project-related revenue being recognized in our US Telecom segment partially offset by an increase in such revenue in our International Telecom segment.

Other Communication Services revenue may decline in future periods as such non-recurring projects are completed.

Construction Revenue

Construction revenue represents revenue generated within our US Telecom segment for the construction of network cell sites related to the FirstNet Agreement. During the years ended December 31, 2024 and 2023, Construction revenue decreased to $3.9 million from $10.6 million, respectively, as a result of customer-related delays which decreased the number of sites completed during 2024 as compared to 2023. We expect to substantially complete the build by the end of 2025.

Other Revenue

Managed Services Revenue. Managed Services revenue is generated within both our International and US Telecom segments and includes network, application, infrastructure, and hosting services.

Managed Services revenue increased by $0.9 million, or 5.5%, to $17.4 million from $16.5 million for the years ended December 31, 2024 and 2023, respectively. The increases, within our segments, which were driven by a continued effort to sell Managed Services solution to primarily business customers, consisted of the following:

International Telecom. Managed Services revenue in our International Telecom segment increased $0.4 million, or 7.5%, to $5.7 million from $5.3 million for the years ended December 31, 2024 and 2023, respectively.

US Telecom. Within our US Telecom segment, Managed Services revenue increased $0.5 million, or 4.5%, to $11.7 million from $11.2 million for the years ended December 31, 2024 and 2023, respectively.

Managed Services revenue may continue to increase in both our US and International Telecom segments as a result of our continued effort to sell certain Managed Services solutions to primarily business customers in all of our markets.

Operating expenses

Cost of communication services and other. Cost of communication services and other are charges that we incur for voice and data transport circuits, internet capacity, video programming costs, access fees we pay to terminate our calls, telecommunication spectrum fees and direct costs associated within our managed services businesses. These costs also include expenses associated with developing, operating, upgrading and supporting our telecommunications networks, including the salaries and benefits paid to employees directly involved in the development and operation of those businesses, as well as credit loss allowances and the cost of handsets and customer resale equipment incurred by our retail businesses.

Cost of communication services and other decreased by $7.4 million, or 2.3%, to $312.3 million from $319.7 million for the years ended December 31, 2024 and 2023, respectively. The net decrease in cost of communication services and other, within our segments, consisted of the following:

- *International Telecom.* Within our International Telecom segment, cost of communication services and other decreased by $5.7 million, or 4.0%, to $136.1 million from $141.8 million, for the years ended December 31, 2024 and 2023, respectively. This segment decreased its cost of communication services and other expenses as a result of the impact of cost savings initiatives, including reorganizations and reductions in force and contract terminations, that were implemented in the current and previous periods partially offset by an increase in these costs to support this segment's revenue growth.

- *US Telecom.* Cost of communication services and other within our US Telecom segment decreased by $2.5 million, or 1.4%, to $176.3 million from $178.8 million for the years ended December 31, 2024 and 2023, respectively. Such decrease was a result of the beneficial impact of certain cost savings initiatives, including reorganizations and reductions in force and contract terminations, that were implemented in the current and previous periods as well as a reduction in the costs associated with the Emergency Connectivity Fund program which was terminated during the second quarter of 2024. These decreases were partially offset by an increase in transport and cell site costs.

Cost of communication services in both our International and US Telecom segments may decrease as a result of the ongoing cost reduction initiatives that commenced in previous periods, but such decrease may be partially offset by future inflationary pressure.

Cost of construction revenue. Cost of construction revenue includes the expenses incurred in connection with the construction of and the delivery to AT&T of cell sites in accordance with our FirstNet Agreement. During the years ended December 31, 2024 and 2023, cost of construction revenue decreased to $3.9 million from $10.3 million as a result of a decrease in the number of sites completed during 2024 as compared to 2023. We expect to substantially complete the build by the end of 2025.

Selling, general and administrative expenses. Selling, general and administrative expenses include salaries and benefits we pay to sales personnel, customer service expenses and the costs associated with the development and implementation of our promotional and marketing campaigns. Selling, general and administrative expenses also include salaries, benefits and related costs for general corporate functions including executive management, finance and administration, legal and regulatory, facilities, information technology and human resources as well as internal costs associated with our performance of due-diligence and integration related costs associated with acquisition activities.

Selling, general and administrative expenses decreased by $13.8 million, or 5.7%, to $228.9 million from $242.7 million for the years ended December 31, 2024 and 2023, respectively. The net decrease in selling, general and administrative expenses, within our segments, consisted of the following:

- *International Telecom.* Within our International Telecom segment, our selling, general and administrative expenses increased by $1.2 million, or 1.1%, to $114.2 million from $113.0 million for the years ended December 31, 2024 and 2023, respectively. This increase was the result of an increase in marketing costs incurred in connection with the rebranding of our operations in certain markets partially offset by the beneficial impact of certain cost savings initiatives, including reorganizations and reductions in force and contract terminations, that were implemented in the current and previous periods.

- *US Telecom.* Selling, general and administrative expenses decreased within our US Telecom segment by $10.7 million, or 10.4%, to $91.7 million from $102.4 million, for the years ended December 31, 2024 and 2023, respectively. This decrease was primarily related to certain cost savings initiatives, including reorganizations and reductions in force and contract terminations, that were implemented in the current and previous periods.

- *Corporate Overhead.* Selling, general and administrative expenses within our corporate overhead decreased by $4.3 million, or 15.8%, to $23.0 million from $27.3 million, for the years ended December 31, 2024 and 2023, respectively, primarily related to certain cost savings initiatives that were implemented in the current and previous periods.

Selling, general and administrative expenses in all our segments may continue to decrease as a result of the ongoing cost reduction initiatives that commenced in previous periods, but such decrease may be partially offset by future inflationary pressure.

Stock-based compensation. Stock-based compensation represents a non-cash expense related to the amortization of grants of equity awards to employees and directors.

Stock-based compensation for the years ended December 31, 2024 and 2023 was $8.2 million and $8.5 million, respectively.

Transaction-related charges. Transaction-related charges include the external costs, such as legal, tax, accounting and consulting fees directly associated with acquisition and disposition-related activities and certain financing activities that are expensed as incurred. Transaction-related charges do not include employee salary and travel-related expenses incurred in connection with acquisitions or dispositions or any integration-related costs.

We incurred $4.8 million, primarily related to the extinguishment of the 2022 Alaska Credit Facility, as defined below, during the year ended December 31, 2024. We incurred $0.6 million of transaction-related charges during the year ended December 31, 2023.

Restructuring expenses and reorganization expenses. In our efforts to advance our cost management actions to drive higher operating efficiencies and margins, we incurred certain reductions in force and contract termination costs totaling $1.5 million, $1.1 million and $0.9 million within our International Telecom segment, US Telecom segment and Corporate and Other segment, respectively, during the year ended December 31, 2024.

During the year ended December 2023, we incurred $7.7 million and $3.5 million of restructuring expenses within our International Telecom and US Telecom segment, respectively.

Depreciation and amortization expenses. Depreciation and amortization expenses represent the depreciation and amortization charges we record on our property and equipment.

Depreciation and amortization expenses decreased by $3.3 million, or 2.3%, to $138.3 million from $141.6 million for the years ended December 31, 2024 and 2023, respectively. The net decrease in depreciation and amortization expenses, within our segments, consisted primarily of the following:

- *International Telecom*. Depreciation and amortization expenses increased within our International Telecom segment by $6.3 million, or 11.0%, to $63.7 million from $57.4 million, for the years ended December 31, 2024 and 2023, respectively. Increases were incurred in certain international markets as a result of recent capital expenditures used to expand and upgrade our network operations.

- *US Telecom*. Depreciation and amortization expenses decreased within our US Telecom segment by $7.6 million, or 9.3%, to $74.0 million from $81.6 million, for the years ended December 31, 2024 and 2023, respectively, primarily as a result of a decrease in capital expenditures and certain assets becoming fully depreciated in recent periods.

- *Corporate Overhead*. Depreciation and amortization expenses decreased within our corporate overhead by $2.0 million, or 76.9%, to $0.6 million from $2.6 million, for the years ended December 31, 2024 and 2023, respectively, primarily as a result of certain assets becoming fully depreciated in recent periods.

We expect depreciation and amortization expenses to decrease as a result of a decline in capital expenditures and as a result of some of our previously acquired assets becoming fully depreciated in recent periods.

Amortization of intangibles from acquisitions. Amortization of intangibles from acquisitions include the amortization of customer relationships and trade names related to our completed acquisitions.

Amortization of intangibles from acquisitions decreased by $4.7 million to $7.9 million from $12.6 million for the years ended December 31, 2024 and 2023, respectively.

We expect that amortization of intangibles from acquisitions will decrease in future periods as such costs continue to amortize.

(Gain) loss on disposition of assets and transfers. During the year ended December 31, 2024, we recorded a net gain on the disposition of assets of $13.3 million. This net gain is comprised of a $15.5 million gain, primarily related to the sale of real estate, within our International Telecom segment and a $0.6 million gain pertaining to the previously completed disposition of our renewable energy assets within our Corporate and Overhead segment. These gains were partially offset by a $2.5 million loss, within our US Telecom segment, primarily related to the transfer of certain assets.

During the year ended December 31, 2023, we recorded a net loss on the disposition of long-lived assets of $1.7 million representing a $4.3 million loss in our US Telecom segment primarily relating to the recognition of contingent consideration related to the Sacred Wind Transaction partially offset by a $2.6 million gain pertaining to a settlement of the Vibrant Transaction.

Goodwill impairment. During the quarter ended September 30, 2024, we completed our impairment assessment for our US Telecom segment after identifying events that indicated that the fair value of a reporting unit may be below its carrying value. These events included the Company's continued shift away from wholesale roaming and retail operations towards carrier managed services and fixed broadband services, delays in completing significant network upgrade projects, the conclusion of certain government subsidy programs leading to slower consumer growth, and delays in enterprise sales and delivery. The combination of these events led to the reporting unit being unable to meet key financial and operational forecasted targets.

As a result of that analysis, we recorded an impairment of $35.3 million during the quarter ended September 30, 2024.

Interest income. Interest income represents interest earned on our cash, cash equivalents, restricted cash and short-term investment balances. Interest income was $1.2 million and $0.5 million for the years ended December 31, 2024 and 2023, respectively. Such increase was the result of increased cash, cash equivalents and restricted cash balances in addition to an increase in interest rates we earned on those balances.

Interest expense. We incur interest expense on the 2023 CoBank Credit Facility, the 2022 and 2024 Alaska Credit Facilities, the FirstNet Receivables Credit Facility, the OneGY Credit Facilities, the Sacred Wind Term Debt and the Viya Debt. In addition, interest expense includes commitment fees, letter of credit fees and the amortization of debt issuance costs.

Interest expense increased to $49.5 million from $42.7 million for the years ended December 31, 2024 and 2023, respectively, as additional interest expense was incurred as a result of an increase in borrowings under our credit facilities.

Interest expense may increase in future periods as a result of additional borrowings or an increase in interest rates on those borrowings.

Other income (expense). For the year ended December 31, 2024, other income (expense) was $1.8 million of expense primarily related to $1.9 million in losses on foreign currency transactions, $0.8 million of expense on the extinguishment of the 2022 Alaska Credit Facility, as defined below, and $0.2 million of expenses incurred for certain employee benefit plans. These expenses were partially offset by $0.4 million of gains from our noncontrolling investments.

For the year ended December 31, 2023, other income (expenses) was $1.5 million of income primarily related to $2.8 million of gains from our noncontrolling investments partially offset by $1.4 million of losses on foreign currency transactions.

Income taxes. Our effective tax rate for the years ended December 31, 2024 and 2023 was 37.5% and 31.9%, respectively.

Our effective tax rate for the year ended December 31, 2024 was primarily impacted by the following items: (i) a $7.1 million net benefit associated with the change in unrecognized tax positions, (ii) a $6.7 million net expense related to valuation allowances placed on certain deferred tax assets, (iii) a $3.4 million expense associated with Global Intangible Low Tax Income inclusion, (iv) a $3.8 million benefit related to state income taxes, net of federal benefit, and (v) a $12.3 million benefit associated with the mix of income generated among the foreign jurisdictions in which we operate.

Our effective tax rate for the year ended December 31, 2023 was primarily impacted by the following items: (i) a $2.8 million net increase of unrecognized tax positions, (ii) a $2.5 million net increase related to valuation allowances placed on certain deferred tax assets and (iii) the mix of income generated among the jurisdictions in which we operate along with the exclusion of losses in jurisdictions where valuation allowances have been established for deferred tax assets as required by ASC 740-270-30-36(a), primarily in the US Virgin Islands.

Our effective tax rate is based upon estimated income before provision for income taxes for the year, composition of the income in different countries, and adjustments, if any, in the applicable quarterly periods for potential tax consequences, benefits and/or resolutions of tax contingencies. Our consolidated tax rate will continue to be impacted by any transactional or one-time items in the future and the mix of income in any given year generated among the jurisdictions in which we operate. While we believe we have adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax law and regulations. Additionally, the recognition and measurement of certain tax benefits include estimates and judgments by management. Accordingly, we could record additional provisions or benefits for US federal, state, and foreign tax matters in future periods as new information becomes available.

Net loss attributable to noncontrolling interests, net of tax. Net loss attributable to noncontrolling interests, net of tax reflected an allocation of $5.4 million and $4.2 million of losses generated by our less than wholly owned subsidiaries for the years ended December 31, 2024 and 2023, respectively. Changes in net loss attributable to noncontrolling interests, net of tax, within our segments, consisted of the following:

- *International Telecom*. Within our International Telecom segment, net income attributable to noncontrolling interests, net of tax increased by $5.7 million, or 80.3%, to an allocation of $12.8 million of income from an allocation of $7.1 million of income for the years ended December 31, 2024 and 2023, respectively, largely as the result of the $15.5 million gain we recorded on the disposition of assets, primarily real estate, and the result of increased profitability at certain less than wholly owned subsidiaries.

- *US Telecom*. Within our US Telecom segment, net loss attributable to noncontrolling interests, net of tax increased by $7.0 million, or 61.9%, to an allocation of losses of $18.3 million from an allocation of losses of $11.3 million for the years ended December 31, 2024 and 2023, respectively, as a result of increased losses at our less than wholly owned subsidiaries within this segment.

Net loss attributable to ATN International, Inc. stockholders. Net loss attributable to ATN International, Inc. stockholders was $26.4 million for the year ended December 31, 2024 as compared to $14.5 million for the year ended December 31, 2023.

On a per diluted share basis, net loss was $2.10 per diluted share for the year ended December 31, 2024 as compared to $1.25 per diluted share for the year ended December 31, 2023. Such per share amounts were negatively impacted by accrued preferred dividends of $5.6 million and $4.9 million for the years ended December 31, 2024 and 2023, respectively.

Regulatory and Tax Issues

We are involved in a number of regulatory and tax proceedings. A material and adverse outcome in one or more of these proceedings could have a material adverse impact on our financial condition and future operations. For discussion of ongoing proceedings, see Note 13 to the Consolidated Financial Statements in this Report.

Liquidity and Capital Resources

Historically, we have met our operational liquidity needs and have funded our capital expenditures and acquisitions through a combination of cash-on-hand, internally generated funds, borrowings under our credit facilities, proceeds from dispositions, and seller financings. We believe our current cash, cash equivalents, short term investments and availability under our current credit facilities will be sufficient to meet our cash needs for at least the next twelve months for working capital and capital expenditure requirements.

Total liquidity. As of December 31, 2024, we had approximately $89.2 million in cash, cash equivalents, and restricted cash. Of this amount, $32.2 million was held by our foreign subsidiaries and is indefinitely invested outside the United States. In addition, we had approximately $557.4 million of debt, net of unamortized deferred financing costs, as of December 31, 2024. How and when we deploy our balance sheet capacity, including the availability under our various credit facilities (as further described below), will figure prominently in our longer-term growth prospects and stockholder returns.

Uses of Cash

Acquisitions and investments. We have historically funded our acquisitions with a combination of cash-on-hand, borrowings under our credit facilities as well as equity investor and seller financings.

We continue to explore opportunities to expand our telecommunications business or acquire new businesses in the United States, the Caribbean and elsewhere. Such acquisitions may require external financing. While there can be no assurance as to whether, when or on what terms we will be able to acquire any such businesses or make such investments, such acquisitions may be completed through the issuance of shares of our capital stock, payment of cash or incurrence of additional debt. From time to time, we may raise capital ahead of any definitive use of proceeds to allow us to move more quickly and opportunistically if an attractive investment materializes.

Cash used in investing activities. Cash used in investing activities decreased by $61.3 million to $103.8 million from $165.1 million for the years ended December 31, 2024 and 2023, respectively. This year-over-year decrease in cash used in investing activities was primarily the result of a $63.9 million increase in cash inflows related to the reimbursement of capital expenditures under certain government programs, a decrease in cash used for non- reimbursable capital expenditures of $52.9 million and the 2024 sale of certain assets, primarily real estate within our International Telecom segment, which generated $18.6 million in cash proceeds. These amounts were partially offset by the increase in cash outflows for reimbursable capital expenditures of $75.6 million.

Working Capital. We have funded our working capital needs through a combination of internally generated funds and borrowings under our credit facilities. Pursuant to the FirstNet Agreement, AT&T has the option to repay construction costs, with interest, over an eight-year period. To fund the working capital needs created by AT&T's option to extend its payment terms, we completed the Receivables Credit Facility, as discussed below, on March 26, 2020.

For the year ended December 31, 2024, we spent approximately $110.4 million for capital expenditures and $108.5 million for capital expenditures that are reimbursable under certain government programs. For the year ended December 31, 2023, we spent approximately $163.3 million for capital expenditures and $32.9 million for capital expenditures that are reimbursable under certain government programs. The following notes our capital expenditures, by operating segment, for these periods (in thousands):

	Capital Expenditures			
Year ended December 31,	International Telecom	US Telecom	Corporate and Other (1)	Consolidated
2024	$ 56,693	$ 53,652	$ 29	$ 110,374
2023	76,379	86,918	—	163,297

(1) Corporate and other items refer to corporate overhead costs and consolidating adjustments.

We are continuing to invest in our telecommunication networks along with our operating and business support systems in many of our markets. For the year ending December 31, 2025, such investments are expected to total approximately $90 million to $100 million of non-reimbursable capital expenditures and will primarily relate to network expansion and upgrades which are expected to further drive subscriber and revenue growth in future periods.

Income taxes. We have historically used cash-on-hand to make payments for income taxes. Our policy is to allocate capital where we believe we will get the best returns and to date has been to indefinitely reinvest the undistributed earnings of our foreign subsidiaries. As we continue to reinvest our remaining foreign earnings, no additional provision for income taxes has been made on the accumulated earnings of foreign subsidiaries.

Dividends. For the year ended December 31, 2024, our Board of Directors declared $14.7 million of dividends to our stockholders which includes a $0.24 per share dividend declared on December 18, 2024 and paid on January 8, 2025. We have declared quarterly dividends since the fourth quarter of 1998.

Stock Repurchase Plan. On December 14, 2023, our Board of Directors authorized the repurchase of up to $25.0 million of our common stock, from time to time, on the open market or in privately negotiated transactions (the "2023 Repurchase Plan"). The 2023 Repurchase Plan replaced the previously approved 2016 Repurchase Plan and, as of December 31, 2024, had $15.0 million available to repurchase shares of our common stock. During the years ended December 31, 2024 and 2023 (and prior to the effectiveness of the 2023 Repurchase Plan), we repurchased $10.0 million and $15.0 million of our common stock, respectively.

Sources of Cash

Cash provided by operations. Cash provided by operating activities was $127.9 million for the year ended December 31, 2024 as compared to $111.6 million for the year ended December 31, 2023. The increase of $16.3 million was primarily related to improvements in working capital.

Cash provided by financing activities. Cash provided by financing activities was $2.9 million and $55.9 million during the years ended December 31, 2024 and 2023, respectively. The decrease in cash provided by financing activities of $52.9 million was primarily the result of an increase in cash used for debt repayments, net of borrowings, of $55.9 million, an increase in cash used to pay debt issuance costs of $2.7 million and an increase in cash used for the payment of dividends to our common stockholders of $1.5 million. These increases in cash used for financing activities was partially offset by a decrease in cash used to repurchase our common stock (including shares repurchased from employees and directors to satisfy certain tax withholding obligations) of $4.5 million.

2023 CoBank Credit Facility

On July 13, 2023, we, along with certain of our subsidiaries as guarantors, entered into a new Credit Agreement with CoBank, ACB and a syndicate of other lenders (as may be amended from time to time, the "2023 CoBank Credit Facility"). On July 10, 2024, we amended the 2023 CoBank Credit Facility credit facility to add certain subsidiaries as guarantors and to provide further flexibility in order to accept certain grant and government program obligations.

The 2023 CoBank Credit Facility provides for a five-year $170 million revolving credit facility (the "2023 CoBank Revolving Loan") and a six-year $130 million term loan facility (the "2023 CoBank Term Loan"). We may use (i) up to $25 million under the 2023 CoBank Revolving Loan for letters of credit, and (ii) up to $20 million under a swingline sub-facility. Upon the closing of the 2023 CoBank Credit Facility, we drew all of the 2023 CoBank Term Loan and approximately $13.6 million of the 2023 CoBank Revolving Loan. These borrowings were used to repay all of the $139.5 million of debt outstanding under the 2019 CoBank Credit Facility, as defined below, at close.

The 2023 CoBank Term Loan must be repaid in quarterly principal payments in the amounts set forth below, with the outstanding principal balance maturing on July 13, 2029. The 2023 CoBank Revolving Loan may be repaid at any time on or prior to its maturity on July 13, 2028. All amounts outstanding under the 2023 CoBank Credit Facility will be due and payable upon the earlier of the maturity date or the acceleration of the loans and commitments upon an event of default.

2023 CoBank Term Loan Quarterly Payment Dates	2023 CoBank Term Loan Quarterly Repayments
December 31, 2023 – June 30, 2025	$812,500 (2.5% per annum)
September 30, 2025 – June 30, 2026	$1,625,000 (5% per annum)
September 30, 2026 – June 30, 2029	$2,437,500 (7.5% per annum)

Amounts borrowed under the 2023 CoBank Credit Facility bear interest at a rate equal to, at our option, either (i) the secured overnight financing rate as administered by the Federal Reserve Bank of New York (SOFR) plus an applicable margin ranging between 2.00% to 3.75% for the 2023 CoBank Term Loan and 1.75% to 3.50% for Revolving Loans or (ii) a base rate plus an applicable margin ranging from 1.00% to 2.75% for the Term Loan and 0.75% to 2.50% for the 2023 CoBank Revolving Loans. Swingline loans will bear interest at the base rate plus the applicable margin for base rate loans. The base rate is equal to the higher of (i) 1.00% plus the one-month SOFR rate (ii) the federal funds effective rate (as defined in the 2023 CoBank Credit Agreement) plus 0.50% per annum; or (iii) the prime rate (as defined in the 2023 CoBank Credit Agreement). The applicable margin is determined based on the ratio (as further defined in the 2023 CoBank Credit Agreement) of our maximum Total Net Leverage Ratio. Under the terms of the 2023 CoBank Credit Agreement, we must also pay a fee ranging from 0.25% to 0.50% on the average daily unused portion of the 2023 CoBank Credit Facility over each calendar quarter.

The 2023 CoBank Credit Agreement contains a financial covenant (as further defined in the 2023 CoBank Credit Agreement) that imposes a maximum Total Net Leverage Ratio, as well as customary representations, warranties and covenants, including covenants limiting additional indebtedness, liens, guaranties, mergers and consolidations, substantial asset sales, investments and loans, sale and leasebacks, transactions with affiliates and fundamental changes. The maximum Total Net Leverage Ratio is measured each fiscal quarter and is required to be less than or equal to 3.25 to 1.0. The 2023 CoBank Credit Agreement provides for events of default customary for credit facilities of this type, including but not limited to non-payment, defaults on other debt, misrepresentation, breach of covenants, representations and warranties, insolvency and bankruptcy.

We capitalized $4.5 million of fees associated with the 2023 CoBank Credit Facility which are being amortized over the life of the debt and $3.3 million were unamortized as of December 31, 2024.

We had $125.9 million outstanding under the 2023 CoBank Term Loan as of December 31, 2024. Under the 2023 CoBank Revolving Loan, we had $58.6 million outstanding and $111.4 million of availability as of December 31, 2024. We were in compliance with all financial covenants as of December 31, 2024.

In October 2023, we entered into a two year, forward starting 1-month floating to fixed SOFR interest rate swap agreement. The swap was effective November 13, 2023 in a non-amortizing notional amount of $50.0 million, has a fixed SOFR rate of 4.896% and matures on November 13, 2025. The swap agreement had a fair value of $(0.3) million and $(0.5) million as of December 31, 2024 and 2023, respectively.

2019 CoBank Credit Facility

On April 10, 2019, we entered into a credit facility, with CoBank, ACB and a syndicate of other lenders (as amended, the "2019 CoBank Credit Facility"). The 2019 CoBank Credit Facility provided for a $200 million revolving credit facility that included (i) up to $75 million for standby or trade letters of credit and (ii) up to $10 million under a swingline sub-facility. In connection with the execution of the 2023 CoBank Credit Facility, as defined above, all outstanding borrowings under the 2019 CoBank Credit Facility were repaid in full.

Amounts borrowed under the 2019 CoBank Credit Facility bore interest at a rate equal to, at our option, either (i) the London Interbank Offered Rate ("LIBOR") plus an applicable margin ranging between 1.25% to 2.25% or (ii) a base rate plus an applicable margin ranging from 0.25% to 1.25%. Swingline loans bore interest at the base rate plus the applicable margin for base rate loans. The base rate was equal to the higher of (i) 1.00% plus the higher of (x) LIBOR for an interest period of one month and (y) LIBOR for an interest period of one week; (ii) the Federal Funds Effective Rate (as defined in the 2019 CoBank Credit Facility) plus 0.50% per annum; and (iii) the Prime Rate (as defined in the 2019 CoBank Credit Facility). The applicable margin was determined based on the Total Net Leverage Ratio (as defined in the 2019 CoBank Credit Facility). Under the terms of the 2019 CoBank Credit Facility, we also paid a commitment fee ranging from 0.150% to 0.375% of the average daily unused portion of the 2019 CoBank Credit Facility over each calendar quarter.

Letter of Credit Facility

On November 14, 2022, we entered into a General Agreement of Indemnity to issue performance Standby Letters of Credit on behalf of us and our subsidiaries. As of December 31, 2024, $30.9 million of Standby Letters of Credit had been issued under this agreement.

2024 Alaska Credit Facility

On August 29, 2024, Alaska Communications (the "Borrower") entered into a Credit Agreement (the "2024 Alaska Credit Agreement") with Bank of America, N.A., as administrative agent, and a syndicate of lenders (the "2024 Alaska Credit Facility"), to provide debt financing in the form of a $300 million, five-year secured term loan facility (the "2024 Alaska Term Facility") and a $90 million revolving facility (the "2024 Alaska Revolving Facility").

The 2024 Alaska Term Facility proceeds were used (a) to refinance Alaska Communications' outstanding indebtedness under the 2022 Alaska Credit Facility, as defined below, in the amount of approximately $279 million plus accrued and unpaid interest, (b) to pay fees and expenses associated with the completion of this transaction, and (c) for general corporate purposes. As of December 31, 2024, $300.0 million was outstanding under the 2024 Alaska Term Facility.

Proceeds from the 2024 Alaska Revolving Facility are to be used, subject to certain limitations, (a) to issue letters of credit to replace or backstop existing letters of credit of Alaska Communications and its direct and indirect subsidiaries, and (b) for working capital purposes, capital expenditures and other general corporate purposes. As of December 31, 2024, there were no outstanding borrowings under the 2024 Alaska Revolving Facility and $1.0 million of letters of credit were issued. As a result, $89.0 million was available under the 2024 Alaska Revolving Facility as of December 31, 2024.

The 2024 Alaska Credit Facility also provides for incremental term loans ("Incremental Term Loans") up to an aggregate principal amount of the greater of $91 million and Alaska Communications' trailing consolidated twelve-month EBITDA (as defined in the 2024 Alaska Credit Agreement), subject to the Borrower meeting certain conditions.

In connection with the 2024 Alaska Credit Facility, we incurred $6.9 million of fees and rolled over $2.1 million of fees for the 2022 Alaska Credit Facility to be amortized over the life of the debt. Additionally, we expensed $3.8 million of costs as transaction-related charges and $0.7 million of as a loss on extinguishment of debt, included in other expense, within our statement of operations during the year ended December 31, 2024. As of December 31, 2024, we had $8.4 million of unamortized fees, which are being amortized over the life of the debt, associated with the 2024 Alaska Credit Facility.

The maturity date for the 2024 Alaska Credit Facility is August 29, 2029.

Amounts outstanding under the 2024 Alaska Credit Facility bear an interest rate of the following:

Tier / Level	Alaska Communications Total Net Leverage Ratio	Applicable Margin for Term SOFR Loans and L/C Participation Fees	Applicable Margin for Base Rate Loans and Reimbursement Obligations	Applicable Margin for Commitment Fees
I	Greater than 4.00:1.00	4.50%	3.50%	0.40%
II	Less than or equal to 4.00:1.00 but greater than 3.25:1.00	4.00%	3.00%	0.35%
III	Less than or equal to 3.25:1.00 but greater than 2.50:1.00	3.50%	2.50%	0.30%
IV	Less than or equal to 2.50:1.00	3.00%	2.00%	0.25%

Principal payments on the 2024 Alaska Term Facility are due quarterly commencing in the fourth quarter of 2026 in quarterly amounts as follows: from the fourth quarter of 2026 through the third quarter of 2027, $1,875,000; and from the fourth quarter of 2027 through the second quarter of 2029, $3,750,000. The remaining unpaid balance is due on the final maturity date. Payments on any principal amount outstanding under the Incremental Term Loans will be made in installments, on the dates and in the amounts set forth in the applicable amendment for such Incremental Term Loans. The Borrower may prepay all revolving loans under the 2024 Alaska Revolving Facility at any time without premium or penalty (other than any customary SOFR breakage costs), subject to certain notice requirements and balance restrictions.

The Borrower is required to maintain financial ratios, based on a calculation of EBITDA defined in the 2024 Alaska Credit Agreement, including (a) a maximum Consolidated Net Total Leverage Ratio of 4.75:1.00, stepping down to 4.50:1.00 beginning with the third quarter of 2027, and stepping down to 4.25:1.00 beginning with the third quarter of 2028; and (b) a minimum Consolidated Fixed Charge Coverage Ratio of not less than 1.25:1.00. Customary covenants restricting the incurrence or assumption of debt, granting or assuming liens, declaring dividends and making other restricted payments, making investments, dispositions, engaging in transactions with affiliates, changes to the nature of business, modifying organizational documents and material agreements, entering into sale and leaseback transactions, amending or making prepayments on certain subordinated debt, and entering into mergers and acquisitions.

The 2024 Alaska Credit Facility is secured by substantially all of the personal property and certain material real property owned by Alaska Communications Systems Holdings, the parent company of Alaska Communications

("Holdings"), the Borrower, and its wholly owned subsidiaries, excluding, among other things, certain federal and state licenses where a pledge is prohibited by applicable law or is permitted only with the consent of a governmental authority that has not been obtained.

The 2024 Alaska Credit Agreement contains usual and customary affirmative and negative covenants of the parties for credit facilities of this type or as otherwise deemed appropriate by the administrative agent, subject to customary exceptions and materiality standards. The 2024 Alaska Credit Agreement also contains certain customary covenants and events of default, as well as, in the event of an occurrence of an "Event of Default," customary remedies for the lenders, including the acceleration of any amounts outstanding under the 2024 Alaska Credit Facility. Holdings and its wholly owned subsidiaries are guarantors of the Borrower's obligations under the 2024 Alaska Credit Agreement. The Company is not a guarantor under the 2024 Alaska Credit Agreement, and the lenders have no recourse against the Company in the event of an occurrence of an "Event of Default." Additionally, the 2024 Alaska Credit Agreement includes certain customary conditions that must be met for the Borrower to borrow under the 2024 Alaska Credit Agreement from time to time.

2022 Alaska Credit Facility

On December 23, 2022, Alaska Communications entered into a Credit Agreement (the "2022 Alaska Credit Facility") with Fifth Third Bank, National Association, as Administrative Agent, and a syndicate of lenders to provide a Revolving Credit Commitment of $75.0 million (the "2022 Alaska Revolving Facility") and Term Loan Commitment of $230.0 million (the "2022 Alaska Term Loan").

The key terms and conditions of the 2022 Alaska Credit Facility included the following:

- Amounts outstanding bore an interest rate of the forward-looking SOFR rate with a one-month interest period, plus the SOFR Spread Adjustment of 10 basis points, plus a margin ranging from 3.00% to 4.00% based on Alaska Communications' Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) or at an alternate base rate at a margin that is 1% lower than the counterpart SOFR margin;

- Principal repayments of $1.4 million were made quarterly commencing with the fourth quarter of 2023;

- Alaska Communications was required to maintain financial ratios as defined in the 2022 Alaska Credit Facility, including (a) a maximum Consolidated Net Total Leverage Ratio of 4.00 to 1, stepping down to 3.75 to 1 beginning with the second quarter of 2024; and (b) a minimum Consolidated Fixed Charge Coverage Ratio of not less than 1.25 to 1. In addition to these financial ratios, Alaska Communications was subject to customary representations, warranties and covenants, including limitations on additional indebtedness, liens, consolidations, mergers, assets sales, advances, investments and loans, transactions with affiliates, sale and leaseback transactions, subordinated indebtedness, and changes in the nature of its business; and

- The 2022 Alaska Credit Facility was non-recourse to us and was secured by substantially all of the personal property and certain material real property owned by Alaska Communications.

On August 29, 2024, all outstanding amounts under the 2022 Alaska Credit Facility were repaid in full using the proceeds received upon the completion of the 2024 Alaska Credit Facility.

Alaska Term Facility

On June 15, 2022, Holdings entered into a secured lending arrangement with Bristol Bay Industrial, LLC (the "Alaska Term Facility").

The Alaska Term Facility provided for a secured delayed draw term loan in an aggregate principal amount of up to $7.5 million and the proceeds were used to pay certain invoices from a contractor for work performed in connection with a fiber build. Interest on the Alaska Term Facility accrued at a fixed rate of 4.0% and scheduled quarterly payments of principal commenced on March 31, 2023. The Alaska Term Facility was repaid in full during the three months ended June 30, 2024.

Alaska Interest Rate Swap Agreements

In November 2023, Alaska Communications entered into two forward starting 1-month floating to fixed SOFR interest rate swap agreements. The total non-amortizing notional amount of the agreements is $200 million, with fixed SOFR rates of 4.8695% and 4.8980% and both agreements mature on June 30, 2025. The swap agreements had an aggregate fair value of $(0.5) and $(1.2) million as of December 31, 2024 and 2023, respectively.

FirstNet Receivables Credit Facility

On March 26, 2020, Commnet Finance, a wholly owned subsidiary of Commnet Wireless, entered into a receivables credit facility with us, Commnet Wireless, and CoBank, ACB (the "Receivables Credit Facility").

The Receivables Credit Facility provides for a senior secured delayed draw term loan in an aggregate principal amount of up to $75.0 million and the proceeds may be used to acquire certain receivables from Commnet Wireless. The receivables to be financed and sold under the Receivables Credit Facility, which provide the loan security, relate to the obligations of AT&T under the FirstNet Agreement.

On December 27, 2024, CoBank amended the Receivables Credit Facility and extended the delayed draw period to December 31, 2025.

The maturity date for each loan will be set by CoBank and will match the weighted average maturity of the certain receivables financed.

Interest on the loans accrue at a fixed annual interest rate to be quoted by CoBank.

The Receivables Credit Facility contains customary events of termination, representations and warranties, affirmative and negative covenants and events of default customary for facilities of this type.

As of December 31, 2024, Commnet Wireless had $44.6 million outstanding, of which $8.0 million was classified as being current and $36.6 million as long-term on our balance sheet, and $9.2 million of availability under the Receivables Credit Facility. Commnet Wireless capitalized $0.8 million in fees associated with the Receivables Credit Facility which are being amortized over the life of the debt and $0.4 million were unamortized as of December 31, 2024.

OneGY Credit Facilities

On October 12, 2022 , OneGY entered into a $2.9 million term facility and a $5.7 million overdraft facility (the "Guyana Credit Facilities") with Republic Bank (Guyana) Limited.

The Guyana Credit Facilities were secured by real estate assets and carried a fixed interest rate of 7.5%. On November 29, 2024, the overdraft facility and term facility were canceled at the request of OneGY and there were no outstanding amounts at that time.

Sacred Wind Term Debt

The Sacred Wind Term Debt with the United States of America, acting through the Administrator of the Rural Utilities Service ("RUS") which provides financial assistance in the form of loans under the Rural Electrification Act of 1936 to furnish or improve telecommunications and/or broadband services in rural areas, is secured by substantially all of the assets of Sacred Wind and is an underlying mortgage to the United States of America. These mortgage notes are to be repaid in equal monthly installments covering principal and interest beginning after date of issue and expiring by 2035.

The Sacred Wind Term Debt contains certain restrictions on the declaration or payment of dividends, redemption of capital stock or investment in affiliated companies without the consent by the RUS noteholders. The agreements also contain a financial covenant which Sacred Wind was not in compliance with as of December 31, 2024. Sacred Wind submitted a corrective action plan to comply with the financial covenant by December 31, 2028. The corrective action plan was accepted by the RUS and, as of December 31, 2024, we were in compliance with that corrective action plan.

As of December 31, 2024, $24.9 million was outstanding under the Sacred Wind Term Debt. Of that amount, $3.5 million was current and $21.4 million was long term.

The mortgage notes carry fixed interest rates ranging from 0.88% to 5.0%.

Viya Debt

We, and certain of our subsidiaries, have entered into a $60.0 million loan agreement (the "Viya Debt") with National Cooperative Services Corporation ("NCSC"). The Viya Debt agreement contains customary representations, warranties, and affirmative and negative covenants (including limitations on additional debt, guaranties, sale of assets and liens) and a financial covenant that limits the maximum ratio of indebtedness to annual operating cash flow to 3.5 to 1.0 (the "Net Leverage Ratio"). This covenant is tested on an annual basis at the end of each fiscal year. Interest is paid quarterly at a fixed rate of 4.0% per annum and principal repayment is not required until maturity on July 1, 2026. Prepayment of the Viya Debt may be subject to a fee under certain circumstances. The debt is secured by certain assets of the Viya subsidiaries and is guaranteed by us.

We paid a fee of $0.9 million in 2016 to lock the interest rate at 4% per annum over the term of the Viya Debt. The fee was recorded as a reduction to the Viya Debt carrying amount and is being amortized over the life of the loan.

As of December 31, 2024, $60.0 million of the Viya Debt remained outstanding and $0.2 million of the rate lock fee was unamortized.

On May 5, 2022, the Net Leverage Ratio was amended to 7.0 to 1.0 through the maturity date of July 1, 2026. The Ratio is tested annually, and we were in compliance with the Net Leverage Ratio as of December 31, 2024.

Debt Maturity

The table below summarizes the annual maturities of our debt instruments (amounts in thousands).

Amounts Maturing During	US Telecom	International Telecom	Corporate and Other	Total Debt	Customer Receivable Credit Facility
Year ending December 31, 2025	$ 3,469	$ —	$ 4,757	$ 8,226	$ 8,031
Year ending December 31, 2026	5,469	60,000	8,125	73,594	8,409
Year ending December 31, 2027	13,098	—	9,750	22,848	8,807
Year ending December 31, 2028	18,858	—	68,370	87,228	9,229
Year ending December 31, 2029	277,749	—	93,556	371,305	6,041
Thereafter.	6,239	—	—	6,239	4,085
Total	324,882	60,000	184,558	569,440	44,602
Debt Discounts	(8,641)	(150)	(3,293)	(12,084)	(368)
Book Value as of December 31, 2024	$ 316,241	$ 59,850	$ 181,265	$ 557,356	$ 44,234

Factors Affecting Sources of Liquidity

Internally generated funds. The key factors affecting our internally generated funds are demand for our services, competition, regulatory developments, economic conditions in the markets where we operate our businesses and industry trends within the telecommunications industry.

Restrictions under 2023 Credit Facility. Our 2023 CoBank Credit Facility contains customary representations, warranties and covenants, including covenants limiting additional indebtedness, liens, guaranties, mergers and consolidations, substantial asset sales, investments and loans, sale and leasebacks, transactions with affiliates and fundamental changes.

In addition, the 2023 CoBank Credit Facility contains a financial covenant that imposes a maximum ratio of indebtedness to EBITDA. As of December 31, 2024, we were in compliance with all of the financial covenants of the 2023 CoBank Credit Facility.

Capital markets. Our ability to raise funds in the capital markets depends on, among other things, general economic conditions, the conditions of the telecommunications industry, our financial performance, the state of the capital markets and our compliance with SEC requirements for the offering of securities. In August 2022, we filed a new "universal" shelf registration statement with the SEC, to register potential future offerings of up to $300 million of our securities.

Foreign Currency

We translate the assets and liabilities of our foreign subsidiaries from their respective functional currencies, primarily the Guyana Dollar, to US Dollars at the appropriate rates as of the balance sheet date. Changes in the carrying value of these assets and liabilities attributable to fluctuations in rates are recognized in foreign currency translation adjustment, a component of accumulated other comprehensive income on our balance sheet. Income statement accounts are translated using the monthly average exchange rates during the year. Monetary assets and liabilities denominated in a currency that is different from a reporting entity's functional currency must first be remeasured from the applicable currency to the legal entity's functional currency. The effect of this remeasurement process is reported in other income within our income statement. During the years ended December 31, 2024 and 2023, we recorded $1.9 million and $1.4 million, respectively, in losses on foreign currency transactions. We will continue to assess the impact of our exposure to the Guyana Dollar.

Inflation

Several of our markets have experienced an increase in operating costs, some of which we believe, is attributable to inflation. If inflation continues or worsens, it could negatively impact our Company by increasing our operating expenses. Inflation may lead to cost increases in multiple areas across our business, for example, rises in the prices of raw materials and manufactured goods, increased energy rates, as well as increased wage pressures and other expenses related to our employees. In particular, where we have agreed to undertake infrastructure build-outs on a fixed budget for our carrier customers or by accepting government grants, inflation may result in build costs that exceed our original budget given the long delays experienced in procuring equipment and materials due to global supply chain delays. To the extent that we are unable to pass on these costs through increased prices, revised budget estimates, or offset them in other ways, they may impact our financial condition and cash flows.

Material Cash Obligations and Sources

Capital Expenditures. We are continuing to invest in our telecommunication networks along with our operating and business support systems in many of our markets. Such investments include the upgrade and expansion of both our mobility and fixed telecommunications networks as well as our service delivery platforms. For 2025, we expect capital expenditures to be approximately $90 million to $100 million (net of reimbursable amounts), and will primarily relate to network maintenance and upgrades. We expect to fund our 2025 capital expenditures primarily from our current cash balances, cash generated from operations and our existing credit facilities including the Receivables Credit Facility.

Long-term Debt. To service our previously described debt facilities, we will be required to make future minimum principal repayments (not including interest, commitment fees or letter of credit fees) of $8.3 million in 2025 and then $73.6 million, $22.8 million, $87.2 million, and $371.2 million during 2026 through 2029, respectively, and then $6.2 million in subsequent years.

Lease Commitments. We have operating and financing leases for towers, land, corporate offices, retail facilities, and data transport capacity. In order to comply with our lease agreements, we will be required to pay $22.4 million in 2025 and then $16.7 million, $13.8 million, $10.5 million and $7.6 million during 2026 through 2029, respectively, and then $81.5 million in subsequent years.

FirstNet Agreement. In connection with the FirstNet Agreement, we are building a portion of AT&T's network for the First Responder Network Authority ("FirstNet") in or near our current operating area in the western United States. We expect to incur construction costs of approximately $6 million, primarily during 2025 with the remainder in 2026, in order to complete the network build portion of that agreement. Following acceptance of the cell sites, AT&T will own the sites and we will assign to AT&T any third-party tower lease applicable to such cell site. If the cell site is located on a communications tower we own, AT&T will pay us pursuant to a separate lease agreement for an initial term of eight years. In addition to building the network, we will provide ongoing equipment and site maintenance and high-capacity transport to and from these cell sites for an initial term ending in 2031.

Connect America Fund II (CAF II). We are a recipient under the Connect America Fund Phase II program which will offer subsidies to us in order to expand our broadband coverage in designated areas. In connection with this program, we are expecting to spend $16.2 million in capital expenditures during the year ended December 31, 2025 (which is included in our capital expenditure estimates for the US Telecom segment above in order to meet our build-out obligations under this program. We are not expecting any commitments under the CAF II program after 2025.

Spectrum Buildout Commitments. In connection with our spectrum licenses in the United States and other jurisdictions in which we operate, we will have to achieve certain spectrum build-out obligations. We expect to comply with all applicable requirements related to these licenses but cannot currently estimate the cost of building our network in the covered areas. If we do not comply with such requirements in a certain area within timeframe specified in the applicable spectrum license, our spectrum license for that area may be forfeited.

Construction grants. We have also been awarded construction grants to build network connectivity for eligible communities. The funding of these grants reimburse us for our construction costs. As of December 31, 2024, $150.2 million of such construction obligations remain with completion deadlines beginning in 2025. Once these projects are constructed, we are obligated to provide service to the participants.

Software licensing, maintenance and other business support systems. We have committed to agreements with vendors to provide us with software licensing and maintenance services as well as other business support systems. These agreements expire primarily during the year ending December 31, 2025 and will require us to pay approximately $37.0 million in 2025, and then $12.8 million, $4.3 million, $2.7 million, and $2.4 million during 2026 through 2029, respectively and then $14.8 million thereafter.

Circuits and other transport costs. We expect to pay $32.5 million, $26.0 million, $14.3 million, $8.1 million and $4.3 million during the years ended December 31, 2025, 2026, 2027, 2028 and 2029, respectively, for circuit and other telecommunication transport costs. Thereafter, we are obligated to pay an additional $8.9 million for such services.

Sources of Cash. In addition to future internally generated funds, as of December 31, 2024, we have $111.4 million, $89.0 million and $9.2 million available to us under the CoBank Credit Facility, the Alaska Revolving Facility and the Receivables Credit Facility, respectively, and may be able to raise funds in the capital markets by making an offering under our universal shelf registration.

Critical Accounting Estimates

We have based our discussion and analysis of our financial condition and results of operations on our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We base our estimates on our operating experience and on various conditions existing in the market and we believe them to be reasonable under the circumstances. Our estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We have identified the critical accounting estimates that we believe require significant judgment in the preparation of our Consolidated Financial Statements. We consider these accounting estimates to be critical because changes in the assumptions or estimates we have selected have the potential of materially impacting our financial statements.

Revenue Recognition. In determining the appropriate amount of revenue to recognize for a particular transaction, we apply the criteria established by the authoritative guidance for revenue recognition and defer those items that do not meet the recognition criteria. As a result of the cutoff times of our billing cycles, we are often required to estimate the amount of revenues earned but not billed from the end of each billing cycle to the end of each reporting period. These estimates are based primarily on rate plans in effect and historical evidence with each customer or carrier. Adjustments affecting revenue can and occasionally do occur in periods subsequent to the period when the services were provided, billed and recorded as revenue, however, historically, these adjustments have not been material.

We apply our judgment when assessing the ultimate realization of receivables, including assessing the probability of collection and the current credit- worthiness of customers. We establish an allowance for credit losses on trade receivables sufficient to cover probable and reasonably estimable losses. Our estimate of the allowance for credit losses on trade receivables considers collection experience, aging of the accounts receivable, the credit quality of the customer and, where necessary, other macro-economic factors.

Goodwill and Long-Lived Intangible Assets. In accordance with the authoritative guidance regarding the accounting for impairments or disposals of long-lived assets and the authoritative guidance for the accounting for goodwill and other intangible assets, we evaluate the carrying value of our long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated *undiscounted* cash flows attributable to non-current assets subject to depreciation and amortization and *discounted* cash flows for intangible assets not subject to amortization are less than their carrying amount. For long lived assets other than goodwill, if an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

Our estimates of the future cash flows attributable to our long-lived assets and the fair value of our businesses involve significant uncertainty. Those estimates are based on management's assumptions of future results, growth trends and industry conditions. If those estimates are not met, we could have additional impairment charges in the future, and the amounts may be material.

We also assess the carrying value of goodwill and indefinite-lived intangible assets on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The carrying value of each reporting unit, including goodwill assigned to that reporting unit, is compared to its fair value. If the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit, an impairment charge is recorded equal to the excess, but not more than the total amount of goodwill allocated to the reporting unit.

We assess the recoverability of the value of our telecommunications licenses using either a market or income approach. We believe that our telecommunications licenses generally have an indefinite life based on historical ability to renew such licenses, that such renewals may be obtained indefinitely and at little cost, and that the related technology used is not expected to be replaced in the foreseeable future. If the value of these assets was impaired by some factor, such as an adverse change in the subsidiary's operating market, we may be required to record an impairment charge. We test the impairment of our telecommunications licenses annually or more frequently if events or changes in circumstances indicate that such assets might be impaired. The impairment test consists of a comparison of the fair value of telecommunications licenses with their carrying amount.

During the quarter ended September 30, 2024, we completed our impairment assessment for our US Telecom segment after identifying events that indicated that the fair value of a reporting unit may be below its carrying value. These events included the Company's continued shift away from wholesale roaming and retail operations towards carrier managed services and fixed broadband services, delays in completing significant network upgrade projects, the conclusion of certain government subsidy programs leading to slower consumer growth, and delays in enterprise sales and delivery. The combination of these events led to the reporting unit being unable to meet key financial and operational forecasted targets. As a result of that analysis, we recorded an impairment of $35.3 million during the quarter ended September 30, 2024.

Contingencies. We are subject to proceedings, lawsuits, tax audits and other claims related to lawsuits and other legal and regulatory proceedings that arise in the ordinary course of business as further described in Note 13 to the Consolidated Financial Statements included in this Report. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as the potential ranges of probable losses. A determination of the amount of loss accruals required, if any, for these contingencies is made after careful analysis of each individual issue. We consult with legal counsel and other experts where necessary in connection with our assessment of any contingency. The required accrual for any such contingency may change materially in the future due to new developments or changes in each matter. We believe that some adverse outcome is probable and have accordingly accrued $13.8 million as of December 31, 2024 for these matters.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements included in this Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Translation and Remeasurement. We translate the assets and liabilities of our foreign subsidiaries from their respective functional currencies, primarily the Guyana Dollar, to US Dollars at the appropriate rates as of the balance sheet date. Changes in the carrying value of these assets and liabilities attributable to fluctuations in rates are recognized in foreign currency translation adjustment, a component of accumulated other comprehensive income on our balance sheet. Income statement accounts are translated using the monthly average exchange rates during the year.

Monetary assets and liabilities denominated in a currency that is different from a reporting entity's functional currency must first be remeasured from the applicable currency to the legal entity's functional currency. The effect of this remeasurement process is reported in other income on our consolidated statements of operations.

Employee Benefit Plans. We sponsor pension and other post-retirement benefit plans for employees of certain subsidiaries. Net periodic pension expense is recognized in our consolidated statements of operations. We recognize a pension or other postretirement plan's funded status as either an asset or liability in our consolidated balance sheets. Actuarial gains and losses are reported as a component of other comprehensive income and amortized through other income in subsequent periods.

Interest Rate Sensitivity. As of December 31, 2024, we had $484.6 million of variable rate debt outstanding, which is subject to fluctuations in interest rates. Our interest expense may be affected by changes in interest rates. We believe that a 100-basis-point change in the interest rates on our variable rate debt would result in a $4.8 million change in our annual interest expense. We may have additional exposure to fluctuations in interest rates if we again borrow amounts under our revolver loans within our credit facilities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is submitted as a separate section to this Report. See "Item 15. Exhibits, Financial Statement Schedules."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's ("SEC") rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework* (2013). Based on its assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2.

Changes in Internal Control Over Financial Reporting.

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

While the Company does allow for its officers and directors to enter into trading arrangements intended to satisfy the affirmative defense conditions of Rule 10b5-1 with the Company's prior approval, during the quarter ended December 31, 2024, none of the Company's directors or officers informed the Company of the adoption, modification, or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as those terms are defined in Regulation S-K, Item 408.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our executive officers is contained in Part I of this Form 10-K under the caption "Information About Our Executive Officers".

The following table sets forth information regarding our directors as of March 17, 2025:

Name	Age	Position
Brad W. Martin	49	Chief Executive Officer and Director
Michael T. Prior	60	Executive Chairman and Director
Bernard J. Bulkin	83	Director
Richard J. Ganong	61	Director
April V. Henry	55	Director
Derek G. Hudson	69	Director
Patricia A. Jacobs	61	Director
Pamela F. Lenehan	72	Director

Employee Director

Brad W. Martin

Brad Martin is our Chief Executive Officer and a member of our Board of Directors. Brad joined the Company in April 2018 as Executive Vice President and became our Chief Operating Officer in 2021. In January 2024, Brad was appointed our Chief Executive Officer and a member of our Board of Directors. Prior to joining us in 2018, he previously served as Chief Operating Officer for Senet Inc., a leading "low power wide area" network (LPWAN) operator and global service provider. From 2013 through 2015, Brad served as Senior Vice President and Chief Quality Officer with Extreme Networks, a global leader in software-driven networking solutions for Enterprise and Service Provider customers. Between 2008 and 2013, he served as Vice President of Engineering Operations and Quality with Siemens Enterprise Communications and Enterasys Networks, delivering voice and data networking hardware and software solutions to global enterprises. Brad holds a B.S. in Mechanical Engineering from the University of Maine and is a published author and featured industry speaker.

Non-Employee Directors

Michael T. Prior

Executive Chairman

Michael Prior is the Executive Chairman of the Board of Directors and was our President and Chief Executive Officer from December 2005 through December 2023. He is currently a member of our Investment Committee. He was elected to the Board in May 2008 and had been an officer of the Company since 2003. Prior to joining the Company, Mr. Prior was a partner with Q Advisors LLC, a Denver based investment banking and financial advisory firm focused on the technology and telecommunications sectors. Mr. Prior began his career as a corporate attorney with Cleary Gottlieb Steen & Hamilton LP in London and New York. He received a B.A. degree from Vassar College and a J.D. degree, summa cum laude, from Brooklyn Law School. Mr. Prior currently serves on the Board of Directors of the Competitive Carriers Association. In 2008, Mr. Prior was named Entrepreneur of the Year for the New England Region by Ernst & Young LLP and One of America's Best CEOs by DeMarche Associates, Inc.

Dr. Bernard J. Bulkin

Dr. Bernard Bulkin has been a director of the Company since March 2016 and is currently the Independent Lead Director of our Board of Directors. He is also Chair of our Nominating and Corporate Governance Committee and a member of our Audit Committee. Dr. Bulkin is also a shareholder director of a holding company for the Company's renewable energy business operating under the "Vibrant" name in India. He held several senior management roles throughout his approximately twenty-year career at British Petroleum (BP), including Director of the refining business, Vice President Environmental Affairs, and Chief Scientist, and left BP in 2003. Dr. Bulkin is currently a director of VH-Global Sustainable Energy Opportunities Plc (LDN:GSEO) (Chairman), and QLM Technology Ltd (Chairman). Dr. Bulkin has served on the boards of Severn Trent plc, Ludgate Investments Limited, HMN Colmworth Ltd., Chemrec AB and REAC Fuel AB, each a Swedish biofuel technology developer, ARQ Ltd, K3 Solar Ltd, and Ze-gen Corporation, a renewable energy company, and chaired the boards of two UK public companies: AEA Technology plc (from 2005 until 2009), and Pursuit Dynamics Plc (from 2011 until 2013). Dr. Bulkin served as Chair of the UK Office of Renewable Energy from 2010 until 2013, was a member of the FTSE Environmental Markets Advisory Committee (2010to 2017) and has held several other UK government roles in sustainable energy and transport. He earned a B.S. in Chemistry from the Polytechnic Institute of Brooklyn and a Ph.D. in Physical Chemistry from Purdue University. Dr. Bulkin is an Emeritus Professorial Fellow at the University of Cambridge and is the author of Crash Course (2015) and Solving Chemistry (2019). He was awarded the Honour of Officer of the Order of the British Empire (OBE) in the 2017 New Year Honours List.

Richard J. Ganong

Richard Ganong has been a director of the Company since June 2018 and is Chair of our Compensation Committee and a member of our Investment Committee. Mr. Ganong has more than 25 years of experience in the financial services industry with a focus on venture capital and hedge fund investing. He was a Partner at the Tudor Investment Corporation, an internationally recognized diversified investment management firm, from 1993 to 2009, including as a Partner from 2000 to 2009, and was a founding General Partner of the Tudor Venture Group which managed a series of funds providing growth capital to private companies in various information technology industries. Mr. Ganong was the Senior Vice President of Development and Alumni Relations at Bowdoin College from 2014 to 2016 and most recently founded Five Pine Partners, an investment and advisory boutique. Mr. Ganong also is an emeritus member of the Board of Overseers at The Tuck School at Dartmouth. He is currently a member of the Board of Directors for LMCG Investments, LLC, the Gasparilla Island Conservation and Improvement Association of Boca Grande and The Island School of Boca Grande. Mr. Ganong holds a B.A. from Bowdoin College and an M.B.A. from the Tuck School at Dartmouth.

April V. Henry

April Henry has been a director of the Company since March 2022. She is the Chair of our Investment Committee and a member of our Compensation Committee. She is the Managing Partner of Hawkeye Digital, a management consulting firm that is focused on driving revenue growth, core decision-making and business and human capital transformation for businesses at critical points in their growth cycle. Previously, Ms. Henry was a director of SciPlay Corporation (Nasdaq: SCPL) until its sale to Light & Wonder on October 23, 2023. Prior to her current roles, Ms. Henry was the Executive Vice President of Corporate Development for Science Inc. and Science Strategic Acquisition Corp. Alpha (Nasdaq: SSAA) from 2020 to 2022, Co-Founder and Chief Revenue Officer of Equell, Inc. from 2018 to 2019, a Senior Vice President of Business Development at NBC Universal, LLC from 2016 to 2018, and the Chief of Staff of Development and Vice President of Corporate Development of Yahoo, Inc. from 2011 to 2015. Prior to that, Ms. Henry spent a number of years in the early part of her career with Morgan Stanley as a research analyst covering telecommunications and technology companies, and held positions with Index Ventures and News Corporation. Ms. Henry is on the Advisory Board of Evalla Advisors LLC and a special advisor to S4 Capital, PLC. Ms. Henry received her undergraduate degree in Political Science from Columbia University.

Derek G. Hudson

Derek Hudson has been a director of the Company since June 2023 and is a member of our Audit and Investment Committees. Mr. Hudson currently serves as the Chairman of the Board of Scotia Bank Trinidad and Tobago Limited and has been a member of the Board since June 2016. Following his retirement from his role as Shell's Vice President and Country Chairman, Trinidad & Tobago, from June 2016 to June 2019, Mr. Hudson served as a business advisor to Shell's Integrated Gas Business until June 2021. Prior to the combination of Royal Dutch Shell and BG Group in February 2016, Mr. Hudson served as President and Asset General Manager of BG Trinidad & Tobago from 2007 to 2012 and thereafter assumed a similar role for BG in East Africa, covering Tanzania, Kenya, and Madagascar. Mr. Hudson joined BG Group in 1995 and held previous roles as Vice President of one of BG's UK upstream businesses from 2000 to 2004 and Chief of Staff in Trinidad and Tobago from 2005 to 2007. Mr. Hudson has also served on the board of Atlantic LNG, a joint venture owned by Shell, BP, and the National Gas Company of Trinidad and Tobago, and at present is a Non-Executive Director of Trinity Energy, a UK-registered independent company focused on Trinidad and Tobago. He has also served on NGOs and other voluntary organizations in Trinidad and Tobago, and performed the role of Non-Executive Chairman of the Port Authority of Trinidad and Tobago from 2005 to 2010.

Patricia A. Jacobs

Patricia Jacobs has been a director of the Company since June 2023 and is a member of our Compensation and Nominating and Corporate Governance Committees. Ms. Jacobs held several leadership positions during her 37-year career in telecommunications, energy, and government, including President, New England Region for AT&T from 2010 to 2020, and President, Northern Region from March 2020 until her retirement from the company in November 2022. Prior to such positions, Ms. Jacobs also served as Vice President for International Public Affairs, where she led international initiatives and corporate reputation campaigns globally; and Regional Vice President for Federal Public Affairs, where she worked on several mergers and a wide range of federal legislative and regulatory matters. Prior to joining AT&T, Ms. Jacobs served as an aide to then Congressman Edward J. Markey (D-MA) at the Subcommittee on Energy and Power, as a member of the staff of the Massachusetts Senate's Commerce and Labor Committee. Ms. Jacobs was appointed to the Board of Directors of the Massachusetts Port Authority in August of 2016, and currently serves as Chair of the Board, and Chairs the Audit and Finance, and the Human Resources, Compensation and Diversity Committees. Ms. Jacobs also serves on the board of Avangrid (NYSE: NGR) and is a member of the Compensation and Nominating and the Unaffiliated Committees. Additionally, she is Vice Chair of the New England Council and serves on the boards of the JFK Presidential Library Foundation, the Boys and Girls Clubs of Boston, and is on the Leadership Council for Home Base (a partnership of Mass General Hospital and the Red Sox Foundation). Ms. Jacobs holds a B.A. from the University of Texas at Austin, and an M.A. and Ph.D. in Political Science from Boston College.

Pamela F. Lenehan

Pamela Lenehan has been a director of the Company since June 2020 and is Chair of our Audit Committee and a member of our Nominating and Corporate Governance Committee. Ms. Lenehan spent more than 20 years in financial services. In June 2002, Ms. Lenehan founded Ridge Hill Consulting, LLC and has served as President since that time. Previously, she served as Chief Financial Officer of Convergent Networks, a high technology start-up and was Senior Vice President, Corporate Development and Treasurer of Oak Industries, a NYSE-listed manufacturer of telecommunications components. She also previously served as a Managing Director in Investment Banking for 14 years at Credit Suisse First Boston and started her career in corporate banking at Chase Manhattan Bank. Ms. Lenehan is also a director of the Center for Women & Enterprise, the National Association of Corporate Directors New England Chapter, and is co-chair of the Boston Chapter of Women Corporate Directors. Ms. Lenehan previously served on the boards of Rithm Capital, Monotype Imaging, Civitas Solutions, American Superconductor, Spartech Corporation and Avid Technology. Ms. Lenehan has a B.A. in Mathematical Economics, cum laude and with honors, and a M.A. in Economics from Brown University. Ms. Lenehan holds a NACD Director Certification from the National Association of Corporate Directors.

Insider Trading Policy

We have adopted an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities (the "Insider Trading Policy") that applies to all directors, officers, employees, consultants, contractors of the Company and its subsidiaries, as well as the Company itself. We believe that the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations with respect to the purchase, sale and/or other dispositions of the Company's securities, as well as any listing standards, rules and regulations applicable to us. A copy of the Insider Trading Policy is filed as Exhibit 19 to this Report.

Additional information required by this Item 10 will be set forth in our Definitive Proxy Statement for the 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement") and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 will be set forth in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 will be set forth in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 will be set forth in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 will be set forth in our 2025 Proxy Statement and is incorporated herein by reference.


PART IV


ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Report:

(1) *Financial Statements.* See Index to Consolidated Financial Statements, which appears on page F-1 hereof. The financial statements listed in the accompanying Index to Consolidated Financial Statements are filed herewith in response to this Item 15.

(2) *Schedule II.* Valuation and Qualifying Accounts for the years ended December 31, 2022, 2023, and 2024 which appears on page F-66 hereof.

(3) *Exhibits.* The exhibits listed below are filed herewith in response to this Item 15.

EXHIBIT INDEX
to Form 10-K for the Year Ended December 31, 2024

2.1 Agreement and Plan of Merger, dated as of December 31, 2020, by and among Alaska Communications Systems Group, Inc., Project 8 Buyer, LLC and Project 8 Mergersub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on January 4, 2021).

3.1 Restated Certificate of Incorporation of ATN International, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-62416) filed on June 6, 2001).

3.2 Certificate of Amendment to the Restated Certificate of Incorporation of ATN International, Inc., as filed with the Delaware Secretary of State on August 14, 2006 (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) for the quarterly period ended June 30, 2006 filed on August 14, 2006).

3.3 Certificate of Amendment to the Company's Restated Certificate of Incorporation, filed June 10, 2016 and effective June 21, 2016 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on June 27, 2016).

3.4 Amended and Restated By-Laws, effective as of March 8, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on March 14, 2023).

4.1 Description of ATN International, Inc. securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10 K (File No. 001 12593) for the year ended December 31, 2019 filed on March 2, 2020).

10.1‡ ATN International, Inc. 2008 Equity Incentive Plan, as amended and restated (incorporated by reference to Appendix C of the Definitive Proxy Statement on Schedule 14A (File No. 001-12593) filed on May 2, 2011).

10.2‡ Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2008 Equity Incentive Plan (Non-Employee Directors) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on May 21, 2008).

10.3‡ Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001- 12593) filed on May 21, 2008).

10.4‡ Form of Notice of Grant of Incentive Stock Option and Option Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001- 12593) filed on May 21, 2008).

10.5‡ Form of Notice of Grant of Nonqualified Stock Option and Option Agreement under 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K (File No. 001- 12593) filed on May 21, 2008).

10.6‡ Deferred Compensation Plan for Select Employees of ATN International, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on January 6, 2009).

10.7‡ Form of Restricted Stock Unit Agreement under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) filed on May 9, 2018).

10.8‡ Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement under the 2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on March 15, 2021).

10.9‡ Form of Performance Stock Unit Award Grant Notice and Performance Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on March 15, 2021).

10.10‡ Form of Severance Agreement with Non-CEO Executive Officers (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on March 19, 2019).

10.11‡ Form of Severance Agreement with Non-CEO Executive Officers (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K (File No. 001-12593) filed on March 15, 2023).

10.12‡ Form of Severance Agreement with Chief Executive Officer (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K (File No. 001-12593) filed on March 15, 2023).

10.13	Fourth Amended and Restated Credit Agreement dated as of December 19, 2014, by and among the Company, as Borrower, CoBank, ACB, as Administrative Agent, Lead Arranger, Swingline Lender, an Issuing Lender and a Lender, Fifth Third Bank, as a Joint Lead Arranger, MUFG Union Bank, N.A., as a Joint Lead Arranger and an Issuing Lender, the Guarantors named therein and the other Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on December 23, 2014).
10.14	Amendment, Consent and Confirmation Agreement, dated January 11, 2016, by and among ATN International, Inc., as Borrower, CoBank, ACB, as Administrative Agent, and the Guarantors and other Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on January 15, 2016).
10.15	Third Amendment and Confirmation Agreement dated as of April 10, 2019 by and among the Company, as Borrower, CoBank, ACB, as Administrative Agent, the Guarantors named therein and the other Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on April 16, 2019).
10.16	Fourth Amendment, Consent and Confirmation Agreement, dated November 7, 2022, among ATN International, Inc., each of the Guarantors named therein, CoBank, ACB, and each of the Lenders named therein (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001 12593) filed on November 9, 2022).
10.17	Amendment Agreement, dated as of December 28, 2022 , among, ATN International, Inc., as Borrower, CoBank, ACB, as Administrative Agent, and the Lenders and Guarantors party thereto (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on December 30, 2022).
10.18	Credit Agreement, dated as of March 26, 2020, among Commnet Finance, LLC, as Borrower, Commnet Wireless, LLC, as Originator and Servicer, ATN International, Inc., as Limited Guarantor, CoBank, ACB, as Administrative Agent, Lead Arranger, and Sole Bookrunner, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on April 1, 2020).
10.19	Consent, Release and Confirmation Agreement, entered into as of March 26, 2020, among ATN International, Inc., as Borrower, each of the subsidiaries of ATN International, Inc., identified as guarantors on the signature pages thereto, CoBank, ACB, as Administrative Agent, and each of the financial institutions identified as a Lender on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on April 1, 2020).
10.20	Amendment and Confirmation Agreement, effective as of December 22, 2022 , among Commnet Finance, LLC, as Borrower, Commnet Wireless, LLC, as Originator and Servicer, ATN International, Inc., as Limited Guarantor, CoBank, ACB, as Administrative Agent, Lead Arranger, and Sole Bookrunner, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on December 30, 2022).
10.21	Agreement between the Government of the Co-Operative Republic of Guyana and Atlantic Tele- Network, Inc., dated June 18, 1990 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) for the quarterly period ended March 31, 2006 filed on May 15, 2006).
10.22	Amendment to the Agreement between the Government of the Co-Operative Republic of Guyana and ATN International, Inc., dated November 2, 2012 (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K (File No. 001-12593) for the year ended December 31, 2012 filed on March 18, 2013).
10.23	Loan Agreement, dated as of July 1, 2016, by and among ATN VI Holdings, LLC, Caribbean Asset Holdings LLC, and Rural Telephone Finance Cooperative (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) for the quarterly period ended June 30, 2016 filed on August 9, 2016).
10.24	Limited Waiver of Net Leverage Ratio dated as of February 27, 2018, between ATN VI Holdings, LLC and the Rural Telephone Finance Cooperative (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K (File No. 001-12593) filed on February 28, 2018).

10.25	Limited Waiver of Net Leverage Ratio dated as of February 25, 2019, between ATN VI Holdings, LLC and the Rural Telephone Finance Cooperative (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K (File No. 001-12593) filed on February 28, 2019)
10.26	Limited Waiver of Net Leverage Ratio dated as of February 26, 2020, between ATN VI Holdings, LLC and the Rural Telephone Finance Cooperative (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K (File No. 001-12593) for the year ended December 31, 2019 filed on March 2, 2020).
10.27	Limited Waiver of Net Leverage Ratio dated as of February 25, 2021, between ATN VI Holdings, LLC and the Rural Telephone Finance Cooperative (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K (File No. 001 12593) filed on March 1, 2021).
10.28	Consent and Waiver between Rural Telephone Finance Cooperative, Caribbean Asset Holdings, LLC and DTR Holdings, LLC, dated May 7, 2018. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) filed on May 9, 2018).
10.29	Consent and Waiver between Rural Telephone Finance Cooperative, Caribbean Asset Holdings, LLC and DTR Holdings, LLC, dated August 3, 2018. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) filed on August 8, 2018).
10.30	Amendment to Loan Agreement dated May 5, 2022 between ATN VI Holdings, LLC and Rural Telephone Finance Cooperative (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (file No. 001-12593) for the quarterly period ended March 31, 2022 filed on May 10, 2022).
10.31#	Network Build and Maintenance Agreement, dated as of July 31, 2019, by and between Commnet Wireless, LLC, a wholly owned subsidiary of ATN International, Inc., and AT&T Mobility LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) for the quarterly period ended September 30, 2019 filed on November 8, 2019).
10.32#	First Amendment to Network Build and Maintenance Agreement dated as of 6th day of August, 2020 and effective as of the 1st day of July, 2020 by and between Commnet Wireless, LLC and AT&T Mobility LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) filed on November 4, 2020).
10.33#	Second Amendment to Network Build and Maintenance Agreement dated as of the 4th day of May, 2021 and effective as of the 1st day of January, 2021 by and between Commnet Wireless, LLC and AT&T Mobility LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) filed on May 10, 2021).
10.34#	Third Amendment to Network Build and Maintenance Agreement dated as of the 4th day of August, 2022 and effective as of the 1st day of January, 2022 by and between Commnet Wireless, LLC and AT&T Mobility LLC , incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (file No. 001-12593) for the quarterly period ended June 30, 2022 filed on August 8, 2022.
10.35#	Fourth Amendment to Network Build and Maintenance Agreement dated as of December 21, 2023 and effective as of the 30th day of September, 2023, by and between Commnet Wireless, LLC and AT&T Mobility LLC (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K (file No. 001-12593) for the year ended December 31, 2023 filed on March 15, 2024).
10.36*	Fifth Amendment to Network Build and Maintenance Agreement dated as of March 4, 2025 and effective as of January 1, 2025, by and between Commnet Wireless, LLC and AT&T Mobility LLC.
10.37	Amended and Restated Limited Liability Company Agreement of ALSK Holdings, dated as of July 21, 2021 by and among ALSK Holdings, the Company, F3C IV, certain affiliates of F3C IV, and certain other institutional investors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on July 22, 2021).
10.38	Credit Agreement, dated as of July 22, 2021, by and among the Borrower, Parent and certain of the Parent's direct and indirect subsidiaries, as guarantors, Fifth Third Bank, National Association, as Administrative Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on July 22, 2021).

10.39	First Amendment Agreement, dated as of December 23, 2022 , among Alaska Communications Systems Group, Inc., Alaska Management, Inc., the other Guarantors identified on the signature pages thereto, the Lenders party thereto, and Fifth Third Bank, National Association, as Administrative Agent, an L/C Issuer and Swing Line Lender and Bank of the West, as an L/C Issuer (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on December 30, 2022).
10.40	Credit Agreement, dated as of August 29, 2024 among Alaska Communications Systems Group, Inc., as borrower (the "Borrower"), and its holding company, Alaska Management, Inc. ("Holdings"), and certain of Holdings' direct and indirect subsidiaries, as guarantors, Bank of America, N.A., as administrative agent, an L/C issuer and swing line lender, Fifth Third Bank, National Association, as an L/C issuer, the lenders party thereto, and BofA Securities, Inc, Fifth Third Bank, National Association, BMO Bank NA, The Huntington Bank National Association, and MUFG Bank Ltd., as joint lead arrangers, and BofA Securities, Inc, Fifth Third Bank, National Association, and MUFG Union Bank, N.A., as joint bookrunners, and Fifth Third Bank, National Association, and MUFG Bank Ltd., as co-syndication agents, and BMO Bank NA, The Huntington Bank National Association and CoBank ACB, as co-documentation agents, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (file No. 001-12593) filed on August 30, 2024.
10.41	ATN International, Inc. 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on June 13, 2023).
10.42	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement under the 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on June 13, 2023).
10.43	Form of Performance Stock Unit Award Grant Notice and Performance Stock Unit Agreement under the 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on June 13, 2023).
10.44	Credit Agreement, dated as of July 13, 2023, among ATN International, Inc. as Borrower, CoBank, ACB, as Administrative Agent, Fifth Third Bank, N.A., MUFG Bank, Ltd. and the Guarantors party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on July 17, 2023).
10.45	Carrier Managed Services Master Agreement, dated as of May 10, 2023, between Commnet Wireless LLC, a wholly owned subsidiary of ATN International, Inc., and Cellco Partnership d/b/a Verizon Wireless (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) filed on August 9, 2023).
10.46 ‡	Form of Notice of Grant of Restricted Stock and Restricted Stock Agreement under 2023 Equity Incentive Plan (Non-Employee Directors) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-12593) filed on August 9, 2023).
10.47 ‡	Offer Letter and Restricted Covenant Agreement by and between ATN International, Inc. and Carlos Doglioli, dated November 13, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-12593) filed on November 16, 2023).
10.48	Third Amendment and Confirmation Agreement, effective as of December 19, 2023, among Commnet Finance, LLC, as Borrower, Commnet Wireless, LLC, as Originator and Servicer, ATN International, Inc., as Limited Guarantor, CoBank, ACB, as Administrative Agent and the Lenders party thereto (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K (File No. 001-12593) for the year ended December 31, 2023 filed on March 15, 2024).
10.49	Joinder, Consent, First Amendment and Reaffirmation Agreement, dated July 10, 2024, among ATN International, Inc as Borrower, SWC Telesolutions, Inc., ATN International Telecom Group, LLC, CoBank, ACB, as Administrative Agent, Fifth Third Bank, N.A., MUFG Bank, Ltd. and the Guarantors party thereto, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (file No. 001-12593) filed on August 9, 2024.
19*	Insider Trading Policy.
21*	Subsidiaries of ATN International, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP.
31.1*	Certification of Principal Executive Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Rule 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of Principal Financial Officer pursuant to Rule 13a- 14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Rule 302 of the Sarbanes-Oxley Act of 2002.

32.1** Certification of Principal Executive Officer pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2** Certification of Principal Financial Officer pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1 ATN International, Inc. Executive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10 K (File No. 001 12593) for the year ended December 31, 2023 filed on March 15, 2024.

101.INS Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH Inline XBRL Taxonomy Extension Schema Document

101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document

104 Cover Page Interactive Data file (formatted as Inline XBRL and embedded within Exhibit 101).

ⱡ Management contract or compensatory plan or arrangement.

* Filed herewith.

** The certifications furnished in Exhibit 32.1 and Exhibit 32.2 hereto are deemed to accompany this Report and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates it by reference.

Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

ITEM 16. FORM 10-K SUMMARY

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Beverly, Massachusetts on the 17th day of March, 2025.

ATN International, Inc.
By: /s/ BRAD W. MARTIN

Brad W. Martin
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 17th day of March, 2025.

Signature	Title
/s/ BRAD W. MARTIN Brad W. Martin	Chief Executive Officer (Principal Executive Officer)
/s/ CARLOS R. DOGLIOLI Carlos R. Doglioli	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ MICHAEL T. PRIOR Michael T. Prior	Chairman and Director
/s/ BERNARD J. BULKIN Bernard J. Bulkin	Director
/s/ RICHARD J. GANONG Richard J. Ganong	Director
/s/ APRIL V. HENRY April V. Henry	Director
/s/ DEREK G. HUDSON Derek Hudson	Director
/s/ PATRICIA A. JACOBS Patricia Jacobs	Director
/s/ PAMELA F. LENEHAN Pamela F. Lenehan	Director

(This page has been left blank intentionally.)

ATN INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE
December 31, 2024, 2023 and 2022

INDEX

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Board of Directors and Stockholders of ATN International, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of ATN International, Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment for a certain reporting unit in the US Telecom segment

As described in Notes 2 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was $4.8 million as of December 31, 2024, and the goodwill impairment charge recorded for a certain reporting unit in the US Telecom segment was $35.3 million for the year ended December 31, 2024. Management assesses goodwill for impairment on an annual basis in the fourth quarter or more frequently when events or circumstances occur indicating that the fair value of a reporting unit may be below its carrying value. If the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit, an impairment charge is recorded equal to the excess, but not more than the total amount of goodwill allocated to the reporting unit. As of September 30, 2024, the Company completed an impairment assessment for the goodwill held in its US Telecom segment after identifying events that indicate that the fair value of the reporting unit may be below its carrying value. Management determined the fair value of the reporting unit using the income approach. The income approach is based on a discounted cash flow model. The discounted cash flow model requires the exercise of significant judgment, including judgments and assumptions about appropriate discount rates and revenue growth.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for a certain reporting unit in the US Telecom segment is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation for a certain reporting unit in the US Telecom segment. These procedures also included, among others, (i) testing management's process for developing the fair value estimate of the reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of significant assumptions used by management related to revenue growth and the discount rate. Evaluating the reasonableness of management's significant assumptions related to revenue growth involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 17, 2025

We have served as the Company's auditor since 2002.

ATN INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2024 and 2023

(In Thousands, Except Share Data)

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 73,393	$ 49,225
Restricted cash	15,851	12,942
Short-term investments	300	300
Accounts receivable, net of allowances for credit losses of $15.1 million and $16.4 million, respectively	83,719	88,030
Government grant receivables	50,511	50,586
Customer receivable	7,986	7,249
Inventory, materials and supplies	15,191	19,133
Prepayments and other current assets	62,210	53,807
Total current assets	309,161	281,272
Fixed Assets, net	1,040,193	1,080,659
Telecommunication licenses, net	113,319	113,319
Goodwill	4,835	40,104
Intangible assets, net	11,990	19,585
Operating lease right-of-use assets	99,427	99,335
Customer receivable - long term	41,030	45,676
Other assets	107,148	103,764
Total assets	$ 1,727,103	$ 1,783,714
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 8,226	$ 24,290
Current portion of customer receivable credit facility	8,031	7,110
Accounts payable and accrued liabilities	178,172	182,069
Dividends payable	3,627	3,701
Accrued taxes	8,234	10,876
Current portion of lease liabilities	16,188	15,164
Advance payments and deposits	44,836	49,984
Total current liabilities	267,314	293,194
Deferred income taxes	4,882	19,775
Lease liabilities, excluding current portion	77,469	76,936
Deferred revenue, long-term	55,116	64,035
Other liabilities	65,235	74,531
Customer receivable credit facility, net of current portion	36,203	38,943
Long-term debt, excluding current portion	549,130	492,580
Total liabilities	1,055,349	1,059,994
Redeemable noncontrolling interests:		
Preferred redeemable noncontrolling interests	65,704	60,094
Common redeemable noncontrolling interests	10,599	25,823
Total redeemable noncontrolling interests	76,303	85,917
ATN International, Inc. Stockholders' Equity:		
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value per share; 50,000,000 shares authorized; 17,879,110 and 17,702,476 shares issued, respectively, 15,114,216 and 15,421,481 shares outstanding, respectively	179	173
Treasury stock, at cost; 2,764,894 and 2,280,995 shares, respectively	(102,413)	(90,447)
Additional paid-in capital	212,759	205,797
Retained earnings	368,191	417,282
Accumulated other comprehensive income	10,777	8,268
Total ATN International, Inc. stockholders' equity	489,493	541,073
Noncontrolling interests	105,958	96,730
Total equity	595,451	637,803
Total liabilities, redeemable noncontrolling interests and equity	$ 1,727,103	$ 1,783,714

The accompanying notes are an integral part of these consolidated financial statements.

ATN INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Years Ended December 31, 2024, 2023 and 2022

(In Thousands, Except Per Share Data)

	December 31,		
	2024	**2023**	**2022**
REVENUE:			
Communication services	$ 707,758	$ 735,082	$ 692,221
Construction	3,900	10,629	15,762
Other	17,417	16,505	17,762
Total revenue	729,075	762,216	725,745
OPERATING EXPENSES (excluding depreciation and amortization unless otherwise indicated):			
Cost of communication services and other	312,256	319,723	312,895
Cost of construction revenue	3,866	10,345	15,763
Selling, general and administrative	228,869	242,697	224,399
Stock-based compensation	8,237	8,535	7,406
Transaction-related charges	4,847	551	4,798
Restructuring and reorganization expenses	3,535	11,228	—
Depreciation and amortization	138,335	141,627	135,137
Amortization of intangibles from acquisitions	7,907	12,636	13,016
(Gain) loss on disposition of assets and transfers	(13,251)	1,699	4,389
Goodwill impairment	35,269	—	—
Total operating expenses	729,870	749,041	717,803
Income from operations	(795)	13,175	7,942
OTHER INCOME (EXPENSE)			
Interest income	1,186	476	174
Interest expense	(49,548)	(42,686)	(20,417)
Other income (expense)	(1,809)	1,496	4,245
Other expense	(50,171)	(40,714)	(15,998)
LOSS BEFORE INCOME TAXES	(50,966)	(27,539)	(8,056)
Income tax benefit	(19,114)	(8,785)	(473)
NET LOSS	(31,852)	(18,754)	(7,583)
Net loss attributable to noncontrolling interests, net of tax (benefit) expense of $(3.1) million, $(2.3) million and $(0.8) million respectively	5,423	4,216	1,938
NET LOSS ATTRIBUTABLE TO ATN INTERNATIONAL, INC. STOCKHOLDERS	$ (26,429)	$ (14,538)	$ (5,645)
NET LOSS PER WEIGHTED AVERAGE SHARE ATTRIBUTABLE TO ATN INTERNATIONAL, INC. STOCKHOLDERS:			
Basic	$ (2.10)	$ (1.25)	$ (0.67)
Diluted	$ (2.10)	$ (1.25)	$ (0.67)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	15,229	15,595	15,751
Diluted	15,229	15,595	15,751
DIVIDENDS PER SHARE APPLICABLE TO COMMON STOCK	$ 0.96	$ 0.87	$ 0.72

The accompanying notes are an integral part of these consolidated financial statements.

ATN INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2024, 2023, and 2022

(In Thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net loss	$ (31,852)	$ (18,754)	$ (7,583)
Other comprehensive income (loss):			
Foreign currency translation adjustment net of tax expense of $0, $0, and $(0.2) million	—	229	(1,385)
Projected pension and postretirement benefit obligations, net of tax expense of $(0.1) million, $0 and $(0.2) million, respectively	1,637	2,035	2,428
Reclassification of loss on pension settlement, net of $0, $(0.2) million and $(0.8) million of tax	—	195	915
Reclassification of foreign currency (gains) losses on assets, net of tax expense of $0, $0, and $0.2 million	—	1,348	(500)
Unrealized gain (loss) on derivatives, net of tax expense of $(0.5) million, $0.6 million, and $0	872	(1,749)	(21)
Other comprehensive income (loss), net of tax	2,509	2,058	1,437
Comprehensive loss	(29,343)	(16,696)	(6,146)
Less: Comprehensive loss attributable to noncontrolling interests	5,423	4,216	1,938
Comprehensive loss attributable to ATN International, Inc.	$ (23,920)	$ (12,480)	$ (4,208)

The accompanying notes are an integral part of these consolidated financial statements.

ATN INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

For the Years Ended December 31, 2024, 2023 and 2022

(In Thousands, Except Share Data)

	Total Equity							
	Common Stock	Treasury Stock, at cost	Additional Paid In Capital	Retained Earnings	Other Comprehensive Income/(Loss)	ATNI Stockholders' Equity	Non-Controlling Interests	Total Equity
Balance, December 31, 2023	$ 173	$ (90,447)	$ 205,797	$ 417,282	$ 8,268	$ 541,073	$ 96,730	$ 637,803
Issuance of 176,634 common units	6	—	—	—	—	6	—	6
Purchase of 483,899 shares of common stock	—	(11,966)	—	—	—	(11,966)	—	(11,966)
Stock-based compensation	—	—	7,262	—	—	7,262	975	8,237
Dividends declared on common stock ($0.96 per common share)	—	—	—	(14,602)	—	(14,602)	(3,645)	(18,247)
Investments made by minority shareholders in consolidated affiliates	—	—	—	—	—	—	—	—
Repurchase of noncontrolling interests	—	—	(300)	—	—	(300)	(353)	(653)
Accrued dividend - redeemable preferred units	—	—	—	(5,610)	—	(5,610)	—	(5,610)
Deemed dividend - redeemable common units	—	—	—	(2,450)	—	(2,450)	17,674	15,224
Comprehensive income:								
Net loss	—	—	—	(26,429)	—	(26,429)	(5,423)	(31,852)
Other comprehensive income	—	—	—	—	2,509	2,509	—	2,509
Total comprehensive income (loss)	—	—	—	(26,429)	2,509	(23,920)	(5,423)	(29,343)
Balance, December 31, 2024	$ 179	$ (102,413)	$ 212,759	$ 368,191	$ 10,777	$ 489,493	$ 105,958	$ 595,451
Balance, December 31, 2022	$ 173	$ (73,825)	$ 198,449	$ 449,806	$ 6,210	$ 580,813	$ 96,016	$ 676,829
Purchase of 460,279 shares of common stock	—	(16,622)	—	—	—	(16,622)	—	(16,622)
Stock-based compensation	—	—	7,857	—	—	7,857	678	8,535
Dividends declared on common stock ($0.87 per common share)	—	—	—	(13,566)	—	(13,566)	(4,039)	(17,605)
Repurchase of noncontrolling interests	—	—	(509)	—	—	(509)	(2,681)	(3,190)
Accrued dividend - redeemable preferred units	—	—	—	(4,942)	—	(4,942)	—	(4,942)
Deemed dividend - redeemable common units	—	—	—	522	—	522	10,972	11,494
Comprehensive income:								
Net loss	—	—	—	(14,538)	—	(14,538)	(4,216)	(18,754)
Other comprehensive income	—	—	—	—	2,058	2,058	—	2,058
Total comprehensive income (loss)	—	—	—	(14,538)	2,058	(12,480)	(4,216)	(16,696)
Balance, December 31, 2023	$ 173	$ (90,447)	$ 205,797	$ 417,282	$ 8,268	$ 541,073	$ 96,730	$ 637,803
Balance, December 31, 2021	$ 172	$ (71,714)	$ 192,132	$ 475,887	$ 4,773	$ 601,250	$ 101,003	$ 702,253
Issuance of 107,515 common units	1	—	—	—	—	1	—	1
Purchase of 57,115 shares of common stock	—	(2,111)	—	—	—	(2,111)	—	(2,111)
Stock-based compensation	—	—	6,779	—	—	6,779	572	7,351
Dividends declared on common stock ($0.72 per common share)	—	—	—	(11,346)	—	(11,346)	(3,531)	(14,877)
Investments made by minority shareholders in consolidated affiliates	—	—	—	—	—	—	22	22
Repurchase of noncontrolling interests	—	—	(462)	—	—	(462)	(4,429)	(4,891)
Accrued dividend - redeemable preferred units	—	—	—	(4,856)	—	(4,856)	—	(4,856)
Deemed dividend - redeemable common units	—	—	—	(4,234)	—	(4,234)	4,317	83
Comprehensive income (loss):								
Net loss	—	—	—	(5,645)	—	(5,645)	(1,938)	(7,583)
Other comprehensive income	—	—	—	—	1,437	1,437	—	1,437
Total comprehensive income (loss)	—	—	—	(5,645)	1,437	(4,208)	(1,938)	(6,146)
Balance, December 31, 2022	$ 173	$ (73,825)	$ 198,449	$ 449,806	$ 6,210	$ 580,813	$ 96,016	$ 676,829

The accompanying notes are an integral part of these consolidated financial statements.

ATN INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2024, 2023 and 2022

(In Thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net loss	$ (31,852)	$ (18,754)	$ (7,583)
Adjustments to reconcile net loss to net cash flows provided by operating activities:			
Depreciation and amortization	138,335	141,627	135,137
Amortization of intangibles from acquisitions	7,907	12,636	13,016
Provision for doubtful accounts	5,946	5,012	6,693
Amortization of debt issuance costs	2,681	2,431	2,014
(Gain) loss on disposition of assets and transfers	(13,251)	1,699	4,387
Stock-based compensation	8,237	8,535	7,406
Deferred income taxes	(12,777)	(16,756)	(7,452)
Loss on pension settlement	—	369	1,725
Loss on extinguishment of debt	760	—	—
Gain on investments	(464)	(4,201)	(5,656)
Goodwill impairment	35,269	—	—
Changes in operating assets and liabilities, excluding the effects of acquisitions and dispositions:			
Accounts receivable and government grant receivables	9,075	(19,785)	(10,385)
Customer receivable	3,909	(416)	(8,713)
Prepaid income taxes	23	739	6,206
Accrued taxes	(16,246)	7,062	2,981
Materials and supplies, prepayments, and other current assets	(1,906)	7,666	(15,525)
Accounts payable and accrued liabilities and advance payments and deposits	1,785	2,430	(125)
Other assets	(649)	(10,079)	(9,979)
Other liabilities	(8,866)	(8,583)	(11,235)
Net cash provided by operating activities	127,916	111,632	102,912
Cash flows from investing activities:			
Capital expenditures	(110,375)	(163,297)	(160,114)
Government capital programs			
Amounts disbursed	(108,476)	(32,871)	(7,905)
Amounts received	95,758	31,873	2,853
(Purchases) and sales of strategic investments	790	(1,055)	(2,750)
Sale of businesses, net of transferred cash of $0	—	—	1,835
Spectrum sales and deposits refunded	—	576	1,136
Purchase of intangible assets	(573)	—	—
Proceeds from strategic investments	—	—	15,745
Purchase of spectrum; including deposits	—	—	(1,068)
Acquisition of businesses	—	1,314	(18,044)
Purchase of investments - employee benefit plan	(71)	(2,124)	—
Proceeds from investments - employee benefit plan	588	472	—
Proceeds from sale of assets	18,609	—	1,067
Net cash used in investing activities	(103,750)	(165,112)	(167,245)
Cash flows from financing activities:			
Dividends paid on common stock	(14,674)	(13,178)	(10,708)
Distributions to noncontrolling interests	(3,645)	(4,039)	(3,531)
Payment of debt issuance costs	(6,705)	(3,906)	(873)
Finance lease payments	(1,930)	(1,375)	(1,069)
Term loan - repayments	(241,115)	(6,959)	(5,222)
Term loan - borrowings	300,000	130,000	20,000
Revolving credit facility – borrowings	103,000	159,414	115,250
Revolving credit facility – repayments	(117,502)	(185,293)	(72,250)
Proceeds from customer receivable credit facility	5,740	7,300	15,425
Repayment of customer receivable credit facility	(7,674)	(6,712)	(4,960)
Purchases of common stock – stock- based compensation	(1,932)	(1,473)	(1,169)
Purchases of common stock – share repurchase plan	(10,000)	(14,999)	(942)
Investments made by minority shareholders in consolidated affiliates	—	—	22
Repurchases of noncontrolling interests	(652)	(2,861)	(4,891)
Contingent consideration paid for business acquisition	—	—	(1,718)
Net cash provided by financing activities	2,911	55,919	43,364
Net change in cash, cash equivalents, and restricted cash	27,077	2,439	(20,969)
Total cash, cash equivalents, and restricted cash, beginning of period	62,167	59,728	80,697
Total cash, cash equivalents, and restricted cash, end of period	$ 89,244	$ 62,167	$ 59,728
Supplemental cash flow information:			
Interest paid	$ 48,053	$ 39,251	$ 19,924
Taxes paid	$ 7,295	$ 2,898	$ 3,241
Dividends declared, not paid	$ 3,627	$ 3,701	$ 3,310
Noncash investing activity:			
Purchases of property, plant and equipment included in accounts payable and accrued expenses			
Amounts accrued for reimbursable capital expenditures from government capital programs	$ 29,924	$ 31,769	$ —
Amounts accrued for non-reimbursable capital expenditures	$ 13,782	$ 25,521	$ 27,811

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND BUSINESS OPERATIONS

The Company is a leading provider of digital infrastructure and communications services with a focus on rural and remote markets in the United States, and internationally, including Bermuda and the Caribbean region.

The Company has developed significant operational expertise and resources that it uses to augment its capabilities in its local markets. With this support, the Company's operating subsidiaries can improve their quality of service with greater economies of scale and expertise than would typically be available in the size markets the Company operates in. The Company provides management, technical, financial, regulatory, and marketing services to its operating subsidiaries and typically receive a management fee calculated as a percentage of their revenues, which is eliminated in consolidation. The Company also actively evaluates investment opportunities and other strategic transactions, both domestic and international, and generally looks for those that it believes fit its profile of telecommunications businesses in markets while keeping a focus on generating excess operating cash flows over extended periods of time. The Company uses the cash generated from its operations to maintain an appropriate ratio of debt and cash on hand and to re-invest in organic growth, to fund capital expenditures, to return value to its stockholders through dividends or stock repurchases, and to make strategic investments or acquisitions.

For further information about the Company's financial segments and geographical information about its operating revenues and assets, see Notes 1 and 14 to the Consolidated Financial Statements included in this Report.

As of December 31, 2024, the Company offered the following types of services to its customers:

- *Fixed Telecommunications Services*. The Company provides fixed data and voice telecommunications services to business and consumer customers. These services include high-speed consumer broadband and high-speed data solutions for businesses. For some markets, fixed services also include video services and revenue derived from support under certain government programs.

- *Carrier Telecommunication Services*. The Company delivers services to other telecommunications providers including the leasing of critical network infrastructure such as tower and transport facilities, wholesale roaming and long-distance voice services, site maintenance and international long-distance services.

- *Mobile Telecommunications Services*. The Company offers mobile communications services over its wireless networks and related equipment (such as handsets) to both business and consumer customers.

- *Managed Services*. The Company provides information technology services such as network, application, infrastructure and hosting services to both its business and consumer customers to complement its fixed telecommunications services in its existing markets.

Through December 31, 2024, the Company has identified two operating segments to manage and review its operations, as well as to support investor presentations of its results. These operating segments are as follows:

- *US Telecom*. In the United States, the Company offers fixed, carrier, and managed services to business customers and consumers in Alaska and the western United States. In 2024, the Company ceased providing mobility services to retail customers in the western United States.

- *International Telecom.* In its international markets, the Company offers fixed, carrier, mobility and managed services to customers in Bermuda, the Cayman Islands, Guyana and the US Virgin Islands.

The following chart summarizes the operating activities of the Company's principal subsidiaries, the segments in which it reported its revenue and the markets it served as of December 31, 2024:

International Telecom			US Telecom		
Services	Markets	Tradenames	Services	Markets	Tradenames
Mobility Services..	Bermuda, Guyana, US Virgin Islands	One Communications, GTT (1), Viya	Mobility Services..	United States (rural markets)	Choice, Choice NTUA Wireless
Fixed Services	Bermuda, Cayman Islands, Guyana, US Virgin Islands	One Communications, Logic, GTT, Viya	Fixed Services	United States	Alaska Communications, Commnet, Choice, Choice NTUA Wireless, Sacred Wind Communications, Ethos Broadband, Deploycom
Carrier Services ...	Bermuda, Guyana, US Virgin Islands	One Communications, GTT, Viya, Essextel	Carrier Services ...	United States	Alaska Communications, Commnet, Sacred Wind Communications
Managed Services .	Bermuda, Cayman Islands, US Virgin Islands, Guyana	One Communications, Logic, GTT, Viya, Brava, Fireminds (2)	Managed Services .	United States	Alaska Communications, Choice

(1) In 2024, the Company completed a rebranding in Guyana and GTT is now known as One Communications. The Company refers throughout this report to its business in Guyana as "OneGY."
(2) In 2024, the Company completed a rebranding of its services offerings to government and large business customers, including those services formally known as Fireminds, which is now known as Brava.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and certain entities, which are consolidated in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") authoritative guidance on the consolidation of variable interest entities since it is determined that the Company is the primary beneficiary of these entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The most significant estimates relate to the allowance for credit losses on trade receivables, useful lives of the Company's fixed and finite-lived intangible assets, allocation of purchase price to assets acquired and liabilities assumed in business combinations, fair value of indefinite-lived intangible assets, goodwill and income taxes. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less at date of purchase to be cash equivalents. The Company places its cash and temporary investments with banks and other institutions that it believes have a high credit quality. At December 31, 2024, the Company had $34.4 million of its cash on deposit with noninsured institutions such as corporate money market issuers and cash held in foreign banks. The Company's cash and cash equivalents are not subject to any restrictions (see Note 8). As of December 31, 2024 and 2023, the Company held $18.0 million and $5.7 million, respectively, of its cash in Guyana dollars. While there are risks associated with the conversion of Guyana dollars to US dollars due to limited liquidity in the Guyana foreign currency markets, to date it has not prevented the Company from converting Guyana dollars into US dollars within a given three month period or from converting at a price that reasonably approximates the reported exchange rate plus an applicable fee.

Restricted Cash

The Company classifies cash that is legally restricted as to withdrawal or usage as restricted cash. Restricted cash as of December 31, 2024 and December 31, 2023 primarily relates to cash that is restricted for regulatory purposes.

Short Term Investments

The Company's short-term investments consist of corporate bonds, which have remaining maturities of more than three months at the date of purchase, and equity securities classified as available for sale, which are stated at fair value. Unrealized gains and losses are recorded in other income. The estimated fair values of investments are based on quoted market prices as of the end of the reporting period.

Allowance for Credit Losses

The Company records an estimate of future credit losses in conjunction with the revenue transactions based on information available including historical experience, credit worthiness of customers, the Company's historical experience with customers, current market and economic conditions, and management's expectations of future conditions. That estimate is updated as additional information becomes available. Uncollectible amounts are charged against the allowance account. The Company's allowance for uncollectible accounts receivable is based on management's assessment of the collectibility of assets pooled together with similar risk characteristics.

Inventory, Materials and Supplies

Inventory, materials and supplies primarily include handsets and other equipment held for sale to customers. These balances are recorded at the lower of cost, determined on the basis of specific identification, or market, determined using replacement value.

Fixed Assets

The Company's fixed assets are recorded at cost and depreciated using the straight-line method generally between 3 and 39 years. Expenditures for major renewals and betterments that extend the useful lives of fixed assets are capitalized to fixed assets. Repairs and replacements of minor items of property are charged to operating expense as incurred. The cost of fixed assets in service and under construction includes internal and external costs necessary to bring an asset to the condition and location necessary for its intended use. Grants received for the construction of assets are recognized as a reduction of the cost of fixed assets, a subsequent reduction of depreciation expense over the useful lives of those assets within the income statement and as an investing cash flow in the statements of cash flows.

The Company capitalizes certain costs of developing and purchasing new information systems in accordance with internal use software guidance. These costs are depreciated over the useful life of the information system. The Company also incurs implementation costs associated with cloud computing arrangements. If these implementation costs do not meet internal use software capitalization guidance, the implementation costs are recorded as prepaid assets and expensed through operating expense over the life of the arrangement.

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. In periods subsequent to initial measurement, period-to-period changes in the liability for an asset retirement obligation resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. The increase in the carrying value of the associated long-lived asset is depreciated over the corresponding estimated economic life. Other liabilities within the consolidated balance sheets include accruals of $11.7 million and $11.4 million as of December 31, 2024 and 2023, respectively, for estimated costs associated with asset retirement obligations.

In accordance with the authoritative guidance for accounting for the impairment or disposal of long-lived assets, the Company evaluates the carrying value of long-lived assets, including property and equipment, in relation to the operating performance and future undiscounted cash flows of the underlying business whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows attributable to an asset are less than its carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the asset's carrying value in excess of its estimated fair value, based on management's assumptions and projections.

Management's estimate of the future cash flows attributable to its long-lived assets and the fair value of its businesses involve significant uncertainty. Those estimates are based on management's assumptions of future results, growth trends and industry conditions. If those estimates are not met, the Company could have additional impairment charges in the future, and the amounts may be material.

The Company did not record any fixed asset impairments for the years ended December 31, 2024, 2023 or 2022.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recognized in business combinations equal to the amount by which the cost of acquired net assets exceeded the fair value of those net assets on the date of acquisition. The Company allocates goodwill to reporting units at the time of acquisition and bases that allocation on which reporting units will benefit from the acquired assets and liabilities. Reporting units are defined as operating segments or one level below an operating segment, referred to as a component. The Company has determined that its reporting units are components of its multiple operating segments. The Company assesses goodwill for impairment on an annual basis in the fourth quarter or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The assessment begins with a qualitative analysis to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the reporting unit passes this analysis, the impairment assessment is complete and no impairment is recorded. If the reporting unit does not pass the analysis, or if a quantitative analysis is elected to be applied, the Company performs additional quantitative analysis by calculating the fair value of the reporting unit. If the fair value exceeds the carrying value, the test is complete and no impairment is recorded. If the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit an impairment charge is recorded equal to the excess, but not more than the total amount of goodwill allocated to the reporting unit.

A significant majority of the Company's telecommunications licenses are not amortized and are carried at their historical costs. The Company believes that telecommunications licenses generally have an indefinite life based on the historical ability to renew such licenses, that such renewals may be obtained indefinitely and at little cost, and that the related technology used is not expected to be replaced in the foreseeable future. The Company has elected to perform its annual testing of its telecommunications licenses in the fourth quarter of each fiscal year, or more often if events or circumstances indicate that there may be impairment. The assessment begins with a qualitative analysis to determine whether it is more likely than not that the license fair value exceeds its carrying value. If the reporting unit passes this analysis, the impairment assessment is complete and no impairment is recorded. If the reporting unit does not pass the analysis, the Company performs additional quantitative analysis to calculate the fair value of the license. If the carrying value of the license exceeds the license fair value an impairment charge is recorded. As a part of the impairment test the Company assesses the appropriateness of the application of the indefinite-lived assertion. If the value of these assets were impaired by some factor, such as an adverse change in the subsidiary's operating market, the Company may be required to record an impairment charge.

The Company performed its annual impairment assessment of its goodwill and indefinite-lived intangible assets (telecommunications licenses) for the years ended December 31, 2024 and 2023. See Note 7 for a discussion of the Company's impairment of its goodwill within its US Telecom segment during the year ended December 31, 2024.

Other Intangible Assets

Intangible assets resulting from the acquisitions of entities accounted for using the purchase method of accounting are estimated by management based on the fair value of the assets acquired. These include acquired customer relationships and trade names. The process for estimating the fair values of identifiable intangible assets requires the use of significant estimates and assumptions by management, including revenue growth rates, customer attrition rates, royalty rates, discount rates and projected future cash flows.

Customer relationships and trade names are amortized over their estimated lives ranging from 5-13 years and 6-15 years, respectively, based on the pattern in which economic benefit of the customer relationship is estimated to be realized. The Company evaluates intangible assets subject to amortization annually for impairment.

Debt

Debt is measured at amortized cost. Debt issuance costs are recorded as a reduction to the carrying value of the debt and are amortized as interest expense in the consolidated income statements over the period of the debt. Except for interest costs incurred for the construction of a qualifying asset which are capitalized during the period the assets are prepared for their intended use, interest costs are expensed.

Redeemable Noncontrolling Interests

The redeemable noncontrolling interests in the accompanying consolidated balance sheets reflect common and preferred units issued in conjunction with the Company's acquisition of Alaska Communication and common units issued in conjunction with the Company's acquisition of Sacred Wind. (Refer to Note 5). Generally, the holders of these instruments have the ability to sell the instrument to a subsidiary of the Company in a future period. The common redeemable noncontrolling interests are recorded at the greater of historical cost or fair value. Historical cost is calculated as the original investment adjusted for subsequent capital contributions and distributions as well as the applicable share of earnings or losses. The fair value is calculated using a market approach and level 3 inputs. If the historical cost is more than the fair value at the end of the reporting period no adjustment is recorded, if the fair value is greater than the historical cost the value of the instrument is adjusted to the fair value with the offsetting amount recorded to retained earnings. The preferred redeemable noncontrolling interests are recorded at cost plus accrued dividends.

Noncontrolling Interests

The noncontrolling interests in the accompanying consolidated balance sheets reflect investments made by minority stockholders in certain subsidiaries of the Company. Noncontrolling interests acquired in a business combination are initially recorded at fair value. Subsequently, noncontrolling interests are adjusted for additional capital contributions, the minority stockholder's proportional share of the earnings or losses, distributions to the minority stockholders and repurchases, by the Company, of such interests.

Changes in Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), by component, were as follows (in thousands):

	Projected Pension and Postretirement Benefit Obligations	Translation Adjustment	Other	Total
Balance at December 31, 2021	$ 4,444	$ 308	$ 21	$ 4,773
Unrecognized actuarial gain, net of tax of $(0.2) million	2,428	—	—	2,428
Pension settlement, net of tax of $(0.8) million	915	—	—	915
Reclassification of foreign currency losses on investments sold, net of tax of $0.2 million	—	(500)	—	(500)
Foreign currency translation adjustment	—	(1,385)	—	(1,385)
Interest rate swap	—	—	(21)	(21)
Balance at December 31, 2022	7,787	(1,577)	—	6,210
Unrecognized actuarial gain, net of tax of $0	2,035	—	—	2,035
Pension settlement, net of tax of $(0.2) million	195	—	—	195
Reclassification of foreign currency losses on investments, net of tax of $0	—	1,348	—	1,348
Foreign currency translation adjustment	—	229	—	229
Interest rate swap, net of tax of $0.6 million	—	—	(1,749)	(1,749)
Balance at December 31, 2023	10,017	—	(1,749)	8,268
Unrecognized actuarial gain, net of tax of $(0.1) million	1,637	—	—	1,637
Interest rate swap, net of tax of $(0.5) million	—	—	872	872
Balance at December 31, 2024	$ 11,654	$ —	$ (877)	$ 10,777

Amounts reclassified from accumulated other comprehensive income to net income for pension and other postretirement benefits plans were $0.2 million, $0.2 million, and $0.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. Additionally, $1.3 million was reclassified from accumulated other comprehensive income to net income as a result of the foreign currency translation adjustments losses on assets sold during the year ended December 31, 2023.

Revenue Recognition

The Company earns revenue from its telecommunication operations. The Company recognizes revenue through the following steps:

- Identification of the contract with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognize revenue when, or as, the Company satisfies performance obligations

Revenue Recognition- Communications Services

Communication services consists of Mobility, Fixed, and Carrier Services revenue. Mobility revenue consists of revenue generated from providing mobile communication services to consumer and business subscribers over the Company's wireless networks and the sale of related equipment to its subscribers. The service revenue generated is recognized over time as the service is rendered and revenues from equipment are recognized when the equipment is delivered to the customer.

Fixed Communications revenue is primarily generated by fixed data and voice telecommunications services to both business and consumer subscribers. The service includes consumer broadband and high speed data solutions for businesses, as well as video services. Revenue from these contracts is recognized over time as the service is rendered to the customer. Fixed revenue also includes revenue from government grants and is recognized in accordance with the grant terms and conditions.

For both Fixed and Mobility revenue contracts, management considers transactions where customers purchase subsidized or discounted equipment and services to be a single contract. For these contracts, the transaction price is allocated to the equipment and service based on their standalone selling prices. The standalone selling price is based on the amount the Company charges for the equipment and service to similar customers. Equipment revenue is recognized when the equipment is delivered to customers and service revenue is recognized as service is rendered.

Carrier Services revenue is generated from providing services to other telecommunications providers such as wholesale roaming, the leasing of critical network infrastructure such as tower and transport facilities, site maintenance, and international long-distance services. Revenue is recognized over time as the service is rendered to the customer.

In July 2019 the Company entered into a Network Build and Maintenance Agreement (the "FirstNet Agreement") with AT&T Mobility, LLC ("AT&T") to build a portion of AT&T's network for the First Responder Network Authority ("FirstNet") as well as a commercial wireless network in or near the Company's current operating area in the western United States (the "FirstNet Transaction"). The FirstNet transaction includes construction and service performance obligations. The Company allocated the transaction price of the FirstNet Agreement to each performance obligation based on the relative standalone selling price of each performance obligation in the contract. The standalone selling price is the estimated price the Company would charge for the good or service in a separate transaction with similar customers in similar circumstances. The construction revenue is recognized when the assets are delivered and the service revenue is recognized over time as the service is rendered to the customer. The current portion of receivables under this agreement is recorded in customer receivable and the long-term portion is recorded in customer receivable long-term on the Company's balance sheet.

In May 2023, the Company amended its current roaming agreement and entered into a carrier management services agreement with Verizon Wireless ("Verizon CMS Agreement"). The transaction includes service performance obligations under which revenue is recognized over time. The Company allocates the transaction price of these agreements to each performance obligation based on the relative standalone selling price of each performance obligation. The standalone selling price is the estimated price the Company would charge for the good or service in a separate transaction with similar customers in similar circumstances.

The Company's Mobility, Carrier Services, and Fixed communications contracts occasionally include promotional discounts such as free service periods or discounted products. If a contract contains a substantive termination penalty, the transaction price is allocated to the performance obligations based on a standalone selling price resulting in accelerated revenue recognition and the establishment of a contract asset that will be recognized over the life of the contract. If a contract includes a promotional discount but no substantive termination penalty, the discount is recorded in the promotional period and no contract asset is established. The Company's customers also have the option to purchase additional telecommunication services. Generally, these options are not performance obligations and are excluded from the transaction price because they do not provide the customers with a material right.

The Company may charge upfront fees for activation and installation of some of its products and services. These fees are reviewed to determine if they represent a separate performance obligation. If they do not represent a separate performance obligation, the transaction price associated with them is recognized over the life of the customer. If the fees represent a performance obligation they are recognized when delivered to the customer based on the standalone selling price.

The Company has certain wholesale roaming agreements that contain stand ready performance obligations and management allocates transaction value to performance obligations based on the standalone selling price. The standalone selling price is the estimated price the Company would charge for the good or service with similar customers in similar circumstances. Management determined the performance obligations were obligations to make the service continuously available and will recognize revenue evenly over the service period.

The Company also enters into build and maintenance agreements with its customers. The agreements include construction and service performance obligations. The Company allocates the transaction price to each performance obligation based on the relative standalone selling price of each performance obligation in the contract. The standalone selling price is the estimated price the Company would charge for the good or service in a separate transaction with similar customers in similar circumstances.

Sales and use and state excise taxes collected from customers that are remitted to the governmental authorities are reported on a net basis and excluded from the revenues and sales.

Revenue Recognition- Construction

Construction revenue is generated from construction services provided to telecommunications customers. The Company recognizes revenue at a point in time when the product is delivered to the customer.

Revenue Recognition-Other Revenue

Other revenue consists of Managed Services revenue. Managed services revenue is generated from information technology services such as network, application, infrastructure, and hosting services to both business and consumer customers. The revenue is recognized as the service is delivered to customers.

Contract Assets and Liabilities

The Company recognizes contract assets and liabilities on its balance sheet. Contract assets represent unbilled amounts typically resulting from consumer mobility contracts with both a multiyear service period and a promotional discount. In these contracts the revenue recognized exceeds the amount billed to the customer. The current portion of the contract asset is recorded in prepayments and other current assets and the noncurrent portion is included in other assets on the Company's balance sheet.

Contract liabilities consist of advance payments and billings in excess of revenue recognized. Retail revenue for postpaid customers is generally billed one month in advance and recognized over the period that the corresponding service is rendered to customers. To the extent the service is not provided by the reporting date the amount is recognized as a contract liability. Prepaid service, including mobile voice and data services, sold to customers is recorded as deferred revenue prior to the commencement of services. The Company also records deferred revenue associated with prepaid service agreements to provide data capacity to customers. For these service agreements, a contract liability is established and recognized as revenue on a straight-line basis over the life of the agreement. The current portion of contract liabilities is recorded in advanced payments and deposits and the noncurrent portion is included in deferred revenue, long-term on the Company's balance sheets.

Contract Acquisition Costs

The Company pays sales commissions to its employees and agents for obtaining customer contracts. These costs are incremental because they would not have been incurred if the contract was not obtained. The Company recognizes an asset for these costs in Other assets on the Company's consolidated balance sheets and subsequently amortizes the asset on a systematic basis consistent with the pattern of the transfer of the services to the customer. The amortization period, which is between 2 and 6 years, considers both the original contract period as well as anticipated contract renewals as appropriate. The amortization period includes contract renewals when renewal commissions are not commensurate with new commissions. The Company estimates contract renewals based on its actual renewals in recent periods. When the expected amortization period is one year or less the Company utilizes the practical expedient and expenses the costs as incurred.

Leases

The Company determines if an agreement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets, current portion of operating lease liabilities, and operating lease liabilities in the Company's consolidated balance sheets. Finance leases are included in property and equipment in the Company's consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The present value is calculated using the Company's incremental borrowing rate based on the information available at the commencement date, as the Company's leases do not contain an implicit rate. The Company utilizes assumptions based on its existing borrowing facilities and other market specific data to determine its incremental borrowing rate. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include renewal options to extend the lease. The Company includes renewal options that are reasonably certain to be exercised in the initial lease term. When determining whether a renewal option is reasonably certain to be exercised, the Company considers several factors, including the present and anticipated future needs of its customers being serviced by the asset. Lease expense is recognized on a straight-line basis over the lease term. The Company does not separate non-lease components from lease components.

The Company assists third parties in the government grant funding application process. Under these arrangements the Company is identified as a sub-recipient of the grant. The Company evaluates these agreements under lease accounting guidance. Generally, the Company provides construction and network operation services to the grant recipient. During the construction phase the Company records cash receipts and disbursements on its balance sheet and will not record a gain or loss on construction. Upon construction completion, the Company will record a finance lease asset which will include payments made to the lessor and exclude lease incentives.

Operating Expenses

Cost of communication services and other. Cost of communication services and other are charges that the Company incurs for voice and data transport circuits (in particular, the circuits between its Mobility sites) and its switches, internet capacity, video programming costs, access fees it pays to terminate its calls, telecommunication spectrum fees and direct costs associated within its Managed Services business. Cost of communication services also include expenses associated with developing, operating, upgrading and supporting the Company's telecommunications networks, including the salaries and benefits paid to employees directly involved in the development and operation of those businesses, as well as credit loss allowances and the cost of handsets and customer resale equipment incurred by its retail businesses.

Cost of construction revenue. Cost of constructions revenue include the expenses associated with constructing and making the FirstNet sites available for delivery to ATT.

Selling, general and administrative. Selling, general and administrative expenses include salaries and benefits we pay to sales personnel, customer service expenses and the costs associated with the development and implementation of our promotional and marketing campaigns. Selling, general and administrative expenses also include salaries, benefits and related costs for general corporate functions including executive management, finance and administration, legal and regulatory, facilities, information technology and human resources as well as internal costs associated with our performance of due-diligence and integration related costs associated with acquisition activities.

Transaction-related charges. Transaction-related charges include the costs, such as legal, tax, accounting and consulting fees directly associated with acquisition and disposition-related activities, which are expensed as incurred. Transaction-related charges also include certain internal personnel costs incurred as a result of the completion of the acquisition or disposition.

Restructuring and reorganization expenses.

2023 Restructuring

In order to reduce the Company's US Telecom and International Telecom segments' cost structure the Company has incurred certain network termination and reduction in force costs totaling $12.4 million during the restructuring program which began in the first quarter of 2023 and ended March 31, 2024. A summary of the costs is below:

	US Telecom	International Telecom	Total
Employee termination benefits.	$ 1,960	$ 4,681	$ 6,641
Contract termination costs	5,777	—	5,777
Total	$ 7,737	$ 4,681	$ 12,418

Of this amount, $1.2 million and $11.2 million were recorded in Restructuring and reorganization on the Company's Consolidated Income Statements during the year ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company paid $11.9 million, recorded a gain of $0.3 million on lease termination, and has $0.8 million of the restructuring expenses accrued. In conjunction with the restructuring, the Company terminated $5.6 million of lease right of use assets and $5.9 million of lease liabilities from its balance sheet.

2024 Reorganization

In efforts to advance its cost management actions to drive higher operating margins, the Company initiated a corporate reorganization to reduce operating expenses. Under this initiative, the Company incurred $2.3 million of employee severance and termination costs during the year ended December 31, 2024. Of this amount, $0.3 million, $1.1 million and $0.9 million were incurred within the International Telecom, US Telecom and Corporate and Other segments, respectively, and $1.6 million was paid during the year ended December 31, 2024 with the remaining $0.7 million being accrued for at December 31, 2024.

Depreciation and amortization expenses. Depreciation and amortization expenses represent the depreciation and amortization charges the Company records on its property and equipment and on certain intangible assets.

Amortization of intangibles from acquisitions. Amortization of intangibles from acquisitions include the amortization of customer relationships and trade names related to the Company's completed acquisitions.

Goodwill impairment. The Company assesses goodwill for impairment on an annual basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit an impairment charge is recorded equal to the excess, but not more than the total amount of goodwill allocated to the reporting unit. See Note 7 for a discussion of the Company's impairment of its goodwill within its US Telecom segment in 2024.

(Gain) loss on disposition of assets and transfers. The Company sells or disposes assets from time to time. A gain or loss is recorded by comparing the carrying amount of the assets to the proceeds received. The Company also records losses on assets held for sale if the expected sale price exceeds the carrying value of the assets. A gain or loss is also recorded on changes in the fair value of asset or liability classified contingent consideration from business combinations in the postcombination period. During the year ended December 31, 2024, the Company recorded a gain on the disposition of assets and transfers of $13.3 million primarily related to the International Telecom segment's disposal of a non-core fixed asset of real property which resulted in a gain of $15.5 million on the transaction. The Company received cash proceeds of $17.8 million which was offset by the asset's book value of $0.5 million and $1.8

million of transaction costs. This gain was partially offset by a $2.5 million loss, within the US Telecom segment, primarily related to the transfer of certain assets.

Accounting for Grants and Subsidies

The Company receives funding from the US Government and its agencies through the Universal Service Fund, the Secure and Trusted Communications Networks Reimbursement Program, and other programs. These funding programs are generally designed to fund telecommunications operations and infrastructure expansion into rural or underserved areas. The funding programs are evaluated to determine if they represent funding related to revenue, capital expenditures or operating activities. Funding for revenue and operating activities are recorded as revenue or contra expense in the Company's consolidated income statement as the services are provided. Funding for capital expenditures is recorded as a reduction to property, plant and equipment on the Company's consolidated balance sheets and a future reduction in depreciation expense in the consolidated income statements. Government funding related to revenue and operations are recorded as operating cash inflows and funding for capital expenditures are recorded as investing cash inflows.

The Company monitors government funding for grant requirements to ensure that conditions related to grants have been met and there is reasonable assurance that the Company will be able to retain the grant proceeds and to ensure that any contingencies that may arise from not meeting the conditions are appropriately recognized. See Note 9, *Government Support and Spectrum Programs*.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related authority. It is possible that the ultimate resolution of these uncertain matters may be greater or less than the amount that the Company estimated. If payment of these amounts proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined that the liabilities are no longer necessary. If the estimate of tax liabilities proves to be more than the ultimate assessment, a further charge to expense would result.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets.

The Company does not provide for United States income taxes on earnings of foreign subsidiaries as such earnings are considered to be indefinitely reinvested.

Credit Concentrations and Significant Customers

For the years ended December 31, 2024 and 2023, no individual customer accounted for more than 10% of consolidated revenue in that year.

For the years ended December 31, 2024, and 2023, no customers accounted for more than 10% of the Company's consolidated accounts receivable. In addition, at December 31, 2024 and 2023, the Company recorded $37.7 million and $47.3 million of receivables under the FCC's Replace and Remove Program, respectively.

Foreign Currency Gains and Losses

The Company translates the assets and liabilities of its foreign subsidiaries from their respective functional currencies, primarily the Guyana Dollar, to US dollars at the appropriate spot rates as of the balance sheet date. Changes in the carrying values of these assets and liabilities attributable to fluctuations in spot rates are recognized in foreign currency translation adjustment, a component of accumulated other comprehensive income. Income statement accounts are translated using the monthly average exchange rates during the year.

Monetary assets and liabilities denominated in a currency that is different from a reporting entity's functional currency must first be remeasured from the applicable currency to the legal entity's functional currency. The effect of this remeasurement process is reported in other income on the income statement.

Employee Benefit Plans

Pension and Postretirement Benefit Plans

The Company sponsors pension and other postretirement benefit plans for employees of certain subsidiaries. Net periodic pension expense is recognized in the Company's income statement. The service cost component of net periodic pension expense is presented with other employee compensation within income from operations. Other components of net periodic pension expense, such as interest cost, expected return on plan assets, and amortization of actuarial gains and losses are presented in other income. The Company recognizes a pension or other postretirement benefit plan's funded status as either an asset or liability in its consolidated balance sheet. Actuarial gains and losses are deferred, reported as a component of other comprehensive income, and amortized through net periodic pension expense in subsequent periods.

Multi-employer Defined Benefit Plan

Certain of the Company's employees in the US Telecom segment participate in a multi-employer defined pension plan. The Company pays and expenses a contractual hourly amount based on employee classification or base compensation. The accumulated benefits and plan assets are not determined for, or allocated separately to, individual employers.

Fair Value of Financial Instruments

In accordance with the provisions of fair value accounting, a fair value measurement assumes that a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, and defines fair value based upon an exit price model.

The fair value measurement guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset and liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 assets and liabilities include money market funds, debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes corporate obligations and non-exchange traded derivative contracts.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments and intangible assets that have been impaired whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Assets and liabilities of the Company measured at fair value on a recurring basis as of December 31, 2024 and 2023 are summarized as follows:

| | December 31, 2024 | | | |
| | | Significant Other | | |
Description	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Short term investments	$ 300	$ —	$ —	$ 300
Employee benefit plan investments.	2,768	—	—	2,768
Interest rate swap	—	(723)	—	(723)
Warrants on Alaska Communications redeemable common units	—	—	(249)	(249)
Total assets and liabilities measured at fair value	$ 3,068	$ (723)	$ (249)	$ 2,096

| | December 31, 2023 | | | |
| | | Significant Other | | |
Description	Quoted Prices in Active Markets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Short term investments.	$ 300	$ —	$ —	$ 300
Other investments.	—	—	1,197	1,197
Employee benefit plan investments.	3,014	—	—	3,014
Interest rate swap	—	(1,750)	—	(1,750)
Alaska Communications redeemable common units . . .	—	—	(11,063)	(11,063)
Alloy redeemable common units (1).	—	—	(14,760)	(14,760)
Warrants on Alaska Communications redeemable common units	—	—	(249)	(249)
Total assets and liabilities measured at fair value	$ 3,314	$ (1,750)	$ (24,875)	$ (23,311)

(1) Represents redeemable common units in Alloy, Inc. ("Alloy"), the parent company of the Company's operations in the western United States.

Money Market Funds

As of December 31, 2024, this asset class consisted of a money market portfolio that comprises Federal government and US Treasury securities. The asset class is classified within Level 1 of the fair value hierarchy because its underlying investments are valued using quoted market prices in active markets for identical assets.

Interest Rate swap

The Company holds interest rate swap agreements for certain of its debt instruments. This asset class is classified within Level 2 of the fair value hierarchy because it relies on observable inputs other than Level 1 prices. Refer to Note 8 for additional information.

Other Investments

The Company holds investments in equity securities consisting of noncontrolling investments in privately held companies. The investments are accounted for using equity method accounting, the measurement alternative for investments without a readily determinable fair value, or fair value. The fair value investments are valued using level 3 inputs and the Company used the income approach to fair value the investment. The inputs consisted of a discount rate and future cash flows calculated based on the investment attributes. A roll forward of the investments is below:

	Investments Without a Readily Determinable Fair Value	Fair Value Investments	Equity Investments	Total
Balance, December 31, 2021	$ 17,820	$ 1,925	$ 28,699	$ 48,444
Sale of Investments (1)	—	—	(13,212)	(13,212)
Income (Loss) recognized	—	435	(2,234)	(1,799)
Contributions / (distributions)	—	(744)	2,750	2,006
Foreign currency loss	—	—	(2,040)	(2,040)
Gain recognized	4,770	—	—	4,770
Balance, December 31, 2022	$ 22,590	$ 1,616	$ 13,963	$ 38,169
Income recognized	2,431	316	93	2,840
Contributions / (distributions)	425	(735)	630	320
Foreign currency loss	—	—	1,578	1,578
Transfers	16,264	—	(16,264)	—
Balance, December 31, 2023	$ 41,710	$ 1,197	$ —	$ 42,907
Sale of Investments	—	(790)	—	(790)
Income recognized	246	195	—	441
Distributions	—	(602)	—	(602)
Balance, December 31, 2024	$ 41,956	$ —	$ —	$ 41,956

(1) During 2022, the Company sold an investment previously accounted for using the equity method for $15.7 million of cash. The investment had a book value of $13.2 and the Company recognized a gain of $2.5 million on the transaction.

During the year ended December 31, 2023, the Company lost the ability to exert significant influence over its India solar investment. As a result, the Company transferred $16.3 million from equity method investments to investments without a readily determinable fair value and the accounting for the investment changed to the cost method from the equity method of accounting. Before transitioning to the cost method, the Company recorded income of $0.1 million and reclassified $1.3 million from accumulated other comprehensive income into income.

These investments are included with other assets on the consolidated balance sheets.

Employee benefit plan investments

The Company has deferred compensation arrangements available to covered employees. The obligations of the plans will be settled in cash and the assets are recorded in other current assets on the consolidated balance sheets.

Redeemable Common Units and Warrants

The Company issued redeemable common units, and warrants to purchase additional common units, in a subsidiary of the Company in conjunction with its acquisition of Alaska Communications. The Company also issued redeemable common units in a subsidiary in conjunction with its acquisition of Sacred Wind. (Refer to Note 5). The instruments are redeemable at the option of the holder. The common units are carried at the higher of historical cost or fair value and the warrants to purchase common units are recorded at fair value in the Company's financial statements. The Sacred Wind put option begins in November 2026 and the Alaska Communications put options begin at the earlier of a qualifying initial public offering of Alaska Communications or July 2028. The Company calculates the fair value of the instruments using a discounted cash flows and market approach with level 3 inputs.

Other Fair Value Disclosures

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate their fair values because of the relatively short-term maturities of these financial instruments.

The fair value of long-term debt is estimated using Level 2 inputs. At December 31, 2024, the fair value of long-term debt, including the current portion, was $564.4 million and its book value was $557.4 million. At December 31, 2023, the fair value of long-term debt, including the current portion, was $525.1 million and its book value was $516.9 million.

The fair value of the customer receivable credit facility is estimated using Level 2 inputs. At December 31, 2024, the fair value of the customer receivable credit facility, including the current portion, was $42.7 million and its book value was $44.2 million. At December 31, 2023, the fair value of the customer receivable credit facility, including the current portion, was $46.5 million and its book value was $46.1 million.

Net Loss Per Share

The following table reconciles the numerator and denominator in the computations of basic and diluted earnings per share (in thousands):

| | Year ended December 31, | | |
	2024	2023	2022
Numerator:			
Net loss attributable to ATN International, Inc. stockholders- Basic	(26,429)	(14,538)	(5,645)
Less: Preferred dividends	(5,610)	(4,942)	(4,856)
Net loss attributable to ATN International, Inc. common stockholders- Diluted	$ (32,039)	$ (19,480)	$ (10,501)
Denominator:			
Weighted-average shares outstanding- Basic	15,229	15,595	15,751
Weighted-average shares outstanding- Diluted	15,229	15,595	15,751

Redeemable Noncontrolling Interests

Sacred Wind Enterprises

In connection with the Sacred Wind Transaction (see Note 5), the Company has accounted for equity consideration issued as common redeemable noncontrolling interests in its consolidated financial statements. The common units contain a put option allowing the holder to sell the common units to a subsidiary of the Company at the then fair market value. The common units are carried at the higher of historical cost or fair value. In 2024, the units were carried at historical cost of $10.6 million which was higher than the fair value of $10.1 million. At December 31, 2023, the common units were carried at fair value of $14.8 million which exceeded historical cost.

Alaska Communications

In connection with the Company's ownership in Alaska Communications, the Company has accounted for equity instruments as redeemable noncontrolling interests in its consolidated financial statements. The redeemable noncontrolling interests consists of redeemable common units and redeemable preferred units. The common units contain a put option allowing the holder to sell the common units to a subsidiary of the Company at the then fair market value. The put option begins at the earlier of a future initial public offering of the Alaska Communications operations or July 2028. The fair value of the common units was zero and $11.1 million as of December 31, 2024 and 2023, respectively. The redeemable preferred equity carries a 9% preferred dividend which compounds quarterly. The preferred units contain a put option allowing the holder to sell the preferred units to a subsidiary of the Company at the unpaid issuance price plus unpaid dividends. The put option begins at the earlier of a future initial public offering of the Alaska Communications operations or July 2028. The preferred units had a book value of $65.7 million and $60.1 million as of December 31, 2024 and 2023, respectively. The preferred units book value includes an unpaid preferred dividend of $17.4 million and $11.8 million as of December 31, 2024 and 2023, respectively. Lastly, the Company issued warrants in the Alaska Communications operations allowing the holders to purchase an additional 3% of the common units at a fixed price. The value of the warrants was $0.3 million as of December 31, 2024 and 2023.

For the year ended December 31, 2024 and 2023 the Company allocated losses of $17.7 million and $11.0 million, respectively, to the redeemable common units representing their proportionate share of operating losses. The Company then compared the book value of the common units to the fair value and the fair value exceeded the book value. As a result, the book value was increased by $2.5 million and decreased by $0.5 million during the years ended December 31, 2024 and 2023, respectively.

The following table provides a roll forward of the activity related to the Company's redeemable noncontrolling interests for year ended December 31, 2024 and 2023:

	Redeemable Preferred Units	Redeemable Common Units	Total Redeemable Noncontrolling Interests
Balance, December 31, 2023	$ 60,094	$ 25,823	$ 85,917
Accrued preferred dividend	5,610	—	5,610
Allocated net loss	—	(17,674)	(17,674)
Change in fair value	—	2,450	2,450
Balance, December 31, 2024	$ 65,704	$ 10,599	$ 76,303

	Redeemable Preferred Units	Redeemable Common Units	Total Redeemable Noncontrolling Interests
Balance, December 31, 2022	$ 55,152	$ 37,317	$ 92,469
Accrued preferred dividend	4,942	—	4,942
Allocated net loss	—	(10,972)	(10,972)
Change in fair value	—	(522)	(522)
Balance, December 31, 2023	$ 60,094	$ 25,823	$ 85,917

Stock-Based Compensation

The Company applies the fair value recognition provision of ASU 2018-07, "*Compensation—Stock Compensation (Topic 718)*" and is expensing the fair value of all stock-based compensation over the vesting periods of such awards within stock-based compensation its Income Statement.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, under which the purchase price of the acquisition is allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. Contingent consideration obligations that are elements of the consideration transferred are recognized as of the acquisition date as part of the fair value transferred in exchange for the acquired business. Postcombination changes in the fair value of asset or liability classified contingent consideration are recorded in operating income. Acquisition-related costs incurred in connection with a business combination are expensed as incurred.

Recent Accounting Pronouncements

In December 2023, the FASB released ASU 2023-09, titled "Enhancements to Income Tax Disclosures," with the aim of improving the clarity and usefulness of income tax disclosures. The update focuses primarily on enhancing disclosures related to rate reconciliation and income taxes paid. ASU 2023-09 becomes effective for annual reporting periods starting after December 15, 2024, with early adoption permitted. While the changes prescribed by ASU 2023-09 are implemented prospectively, retrospective application is also allowed. The Company has chosen not to early adopt this standard and is currently assessing its potential impact on our consolidated financial statements and accompanying disclosures.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" (ASU 2023-07), which requires that a public entity disclose, on an interim and annual basis, significant segment expense categories and amounts that are regularly provided to its chief operating decision maker (CODM) and included in each reported measure of segment profit or loss. An entity must also disclose, by reportable segment, the amount and composition of other expenses. The standard requires an entity disclose the title and position of its CODM and explain how the CODM uses these reported measures in assessing segment performance and determining how to allocate resources. The Company adopted the standard on December 31, 2024 and the disclosures are included in Note 14.

In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statements Expenses (DISE)" (ASU 2024-03), which requires that a public entity provide additional disclosure of the nature of expenses included in the income statement. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. ASU 2024-03 will be effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with retrospective application. The standard allows early adoption of these requirements and the Company is currently evaluating the disclosure impacts of adoption.

3. REVENUE AND RECEIVABLES

Revenue Accounted for in Accordance with Other Guidance

The Company records revenue in accordance with ASC 606 from contracts with customers and ASC 842 from lease agreements, as well as government grants. Lease revenue recognized under ASC 842 is disclosed in Note 4 and government grant revenue is disclosed in Note 9.

Timing of Revenue Recognition

Revenue accounted for in accordance with ASC 606 consisted of the following for the periods presented below.

	Year Ended December 31, 2024		
	International Telecom	US Telecom	Total
Services transferred over time	$ 356,564	$ 290,335	$ 646,899
Goods and services transferred at a point in time	14,944	12,154	27,098
Total revenue accounted for under ASC 606	$ 371,508	$ 302,489	$ 673,997
Operating lease income	381	7,991	8,372
Government grant revenue (1)	5,574	41,132	46,706
Total revenue	$ 377,463	$ 351,612	$ 729,075

	Year Ended December 31, 2023		
	International Telecom	US Telecom	Total
Services transferred over time	$ 347,769	$ 326,966	$ 674,735
Goods and services transferred at a point in time	17,086	18,059	35,145
Total revenue accounted for under ASC 606	$ 364,855	$ 345,025	$ 709,880
Operating lease income	289	7,488	7,777
Government grant revenue (1)	5,589	38,970	44,559
Total revenue	$ 370,733	$ 391,483	$ 762,216

	Year Ended December 31, 2022		
	International Telecom	US Telecom	Total
Services transferred over time	$ 332,507	$ 301,309	$ 633,816
Goods and services transferred at a point in time	14,934	29,203	44,137
Total revenue accounted for under ASC 606	$ 347,441	$ 330,512	$ 677,953
Operating lease income	278	5,975	6,253
Government grant revenue (1)	7,862	33,677	41,539
Total revenue	$ 355,581	$ 370,164	$ 725,745

(1) Revenue recognized from government funded programs. Refer to Note 9.

Contract Assets and Liabilities

Contract assets and liabilities consisted of the following (amounts in thousands):

	December 31, 2024	December 31, 2023	$ Change	% Change
Contract asset – current..........................	$ 3,920	$ 3,616	$ 304	8.4 %
Contract asset – noncurrent......................	5,368	5,509	(141)	(2.6)%
Contract liability – current	(28,932)	(30,990)	2,058	(6.6)%
Contract liability – noncurrent	(55,116)	(64,035)	8,919	(13.9)%
Net contract liability	$ (74,760)	$ (85,900)	$ 11,140	(13.0)%

The contract asset-current is included in prepayments and other current assets, the contract asset-noncurrent is included in other assets, the contract liability-current is included in advance payments and deposits, and the contract liability-noncurrent is included in deferred revenue, long-term on the Company's balance sheet. The decrease in the Company's net contract liability was due to the recognition of contract liabilities as revenue during the year ended December 31, 2024. During the year ended December 31, 2024, the Company recognized revenue of $30.5 million related to its December 31, 2023 contract liability and amortized $3.5 million of the December 31, 2023 contract asset into revenue. During the year ended December 31, 2023, the Company recognized revenue of $27.6 million related to its December 31, 2022 contract liability and amortized $3.0 million of the December 31, 2022 contract asset into revenue.

Contract Acquisition Costs

The December 31, 2024 balance sheet includes contract acquisition costs of $10.7 million in other assets. The December 31, 2023 balance sheet includes contract acquisition costs of $11.3 million. During the years ended December 31, 2024, 2023 and 2022 the Company amortized $6.6 million, $5.6 million and $3.5 million, respectively, of contract acquisition cost.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price allocated to unsatisfied performance obligations of certain multiyear mobility contracts, which include a promotional discount, and the Company's construction and service contracts. The transaction price allocated to unsatisfied performance obligations was $598 million and $494 million at December 31, 2024 and December 31, 2023, respectively. The Company expects to satisfy approximately 43% of the remaining performance obligations and recognize the transaction price within 24 months and approximately $60 million annually from 2027 through 2032. The Company omits performance obligations with a duration of one year or less and variable consideration under the right to invoice or wholly unsatisfied performance obligation practical expedients from this disclosure.

Disaggregation

The Company's revenue is presented on a disaggregated basis in Note 14 based on an evaluation of disclosures outside the financial statements, information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments and other information that is used for performance evaluation and resource allocations. This includes revenue from Communication Services revenue, Construction revenue and Other revenue. Communication Services is further disaggregated into Mobility, Fixed, Carrier Services, and Other revenue. Construction revenue represents revenue generated within our US Telecom segment for the construction of network cell sites related to the FirstNet Agreement. Other revenue consists of Managed Services revenue. Each of the revenue streams is presented for the Company's International Telecom and US Telecom segments. This disaggregation of revenue depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Receivables

At December 31, 2024, the Company had gross receivables of $198.4 million and an allowance for credit losses of $15.1 million. Included within these amounts was a receivable under the FirstNet Agreement totaling $49.0 million, of which $8.0 million was current and $41.0 million was long-term, $37.7 million in receivables under the Replace and Remove Program, as well as $12.8 million in receivables related to the Company's participation in certain other government funded programs. (Refer to Note 9). At December 31, 2023, the Company had gross accounts receivable of $207.9 million and an allowance for credit losses of $16.4 million. The receivable under the FirstNet Agreement totaled $52.9 million of which $7.2 million was current and $45.7 million was long-term. The December 31, 2023 receivables also includes $47.3 million in receivables under the Replace and Remove Program as well as $3.3 million related to participation in certain government funded programs. The Company monitors receivables through the use of historical operating data adjusted for expectation of future performance as appropriate. Activity in the allowance for credit losses is below:

| | Year Ended December 31, | |
	2024	2023
Balance at beginning of period.	$ 16,362	$ 15,171
Current period provision for expected losses	5,946	5,012
Write-offs charged against the allowance	(7,494)	(4,340)
Recoveries collected	318	519
Balance at end of period	$ 15,132	$ 16,362

4. LEASES

The Company has operating and financing leases for towers, land, corporate offices, retail facilities, and data transport capacity. The terms of the leases vary and some include additional renewal options.

Supplemental lease information

The components of lease expense were as follows (in thousands):

| | Year ended December 31, | | | | | |
	2024		2023		2022	
Operating lease cost:						
Operating lease cost	$	23,157	$	23,232	$	24,531
Short-term lease cost		2,578		2,866		2,575
Variable lease cost		5,585		4,896		3,186
Total operating lease cost	$	31,320	$	30,994	$	30,292
Finance lease cost:						
Amortization of right-of-use asset	$	5,618	$	2,930	$	3,060
Variable costs		741		814		838
Interest costs		390		372		381
Total finance lease cost	$	6,749	$	4,116	$	4,279

During the year ended December 31, 2024 and 2023, the Company paid $20.6 million and $19.8 million, respectively, related to operating lease liabilities. Also during the years ended December 31, 2024 and 2023, the Company recorded $19.4 million and $16.7 million, respectively, of lease liabilities arising from ROU assets. In addition, during the year ended December 31, 2022, the Company acquired $1.0 million of operating lease assets and $1.0 million of lease liabilities in acquisitions. Refer to Note 5.

At December 31, 2024, finance leases with a cost of $51.4 million and accumulated amortization of $21.8 million were included in property, plant and equipment. During the year ended December 31, 2024, the Company paid $20.8 million for finance lease liabilities, of which $18.5 million was classified as investing, $1.9 million was classified as financing, and $0.4 million was classified as operating cash outflows. At December 31, 2024, finance leases had a lease liability of $4.7 million, of which $1.3 million was current. At December 31, 2023, finance leases with a cost of $31.7 million and accumulated amortization of $16.4 million were included in property, plant and equipment. At December 31, 2023, finance leases had a lease liability of $5.6 million, of which $1.8 million was current. During the year ended December 31, 2023, the Company paid $4.8 million for finance lease liabilities, of which $3.4 million was classified as an investing cash outflow.

The weighted average remaining lease terms and discount rates as of December 31, 2024 and December 31, 2023 are noted in the table below:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term		
Operating leases	12.6 years	13.3 years
Financing leases	11.5 years	9.2 years
Weighted-average discount rate		
Operating leases	6.8%	6.3%
Financing leases	7.4%	6.6%

Maturities of lease liabilities as of December 31, 2024 were as follows (in thousands):

	Operating Leases	Financing Leases
2025	20,764	1,649
2026	15,881	847
2027	12,949	825
2028	9,901	632
2029	7,134	516
Thereafter	79,843	1,630
Total lease payments	146,472	6,099
Less imputed interest	(57,512)	(1,402)
Total	$ 88,960	$ 4,697

Maturities of lease liabilities as of December 31, 2023 were as follows (in thousands):

	Operating Leases	Financing Leases
2024	$ 18,048	$ 2,030
2025	16,022	1,488
2026	11,755	601
2027	9,327	534
2028	7,807	505
Thereafter	80,637	2,145
Total lease payments	143,596	7,303
Less imputed interest	(57,133)	(1,662)
Total	$ 86,463	$ 5,641

Lessor Disclosure

The Company is the lessor in agreements to lease the use of its network assets including its cell sites and buildings. For the years ended December 31, 2024, 2023, and 2022 the Company recorded $8.4 million, $7.8 million, and $6.3 million, respectively, of lease income from agreements in which the Company is the lessor. Lease income is classified as Carrier Services revenue in the statement of operations.

The following table presents the maturities of future undiscounted lease payments for the periods indicated:

2025	$	7,197
2026		6,970
2027		5,645
2028		5,040
2029		4,396
Thereafter		4,204
Total future lease payments.	$	33,452

5. ACQUISITIONS AND DISPOSITIONS

US Telecom

Acquisition of Sacred Wind Enterprises

On November 7, 2022, the Company's wholly owned subsidiary Alloy acquired all of the issued and outstanding stock of Sacred Wind Enterprises, Inc. ("Sacred Wind"), Inc., a rural telecommunications provider in New Mexico for $44.6 million of consideration ("Sacred Wind Transaction"). The purchase price allocation was finalized during the year ended December 31, 2023. As part of the Sacred Wind Transaction, the Company transferred consideration of $16.7 million of cash, net of $9.4 million of cash acquired, $14.8 million of redeemable noncontrolling interests, and $3.7 million of contingent consideration. During the year ended December 31, 2023, the Company received $1.3 million as final settlement of working capital amounts. The Company funded the acquisition with borrowings under its CoBank Credit Facility and assumed $31.6 million of Sacred Wind debt, to the United States of America administered through the Rural Utilities Service. Upon completion of the Sacred Wind Transaction, the former Sacred Wind shareholders will own 6% of the Alloy equity. This equity is classified as redeemable noncontrolling interests in the Company's financial statements because the holders have an option, beginning in 2026, to put the equity interest to a subsidiary of the Company at the then fair market value. The redeemable noncontrolling interests do not have preference relative to other equity units and participate in gains and losses in Alloy. The contingent consideration is earned based on certain operating metrics of Sacred Wind beginning in 2025 through 2027. During the year ended December 31, 2023, Sacred Wind made substantial progress toward achieving the relevant operating metrics and, as a result, the contingent consideration increased by $4.2 million to $7.9 million. During the year ended December 31, 2024, the fair value of the contingent consideration decreased to $7.8 million. Changes in the value of the contingent consideration are included in Loss on Disposition of Assets and Transfers on the Company's Consolidated Income Statement. The fair value of the contingent consideration was calculated using discounted cash flow analysis based on a range of probability weighted outcomes.

The table below represents the purchase price allocation of the total consideration transferred to the acquired assets and assumed liabilities based on management's estimate of their acquisition date fair values (amounts in thousands):

Consideration Transferred	$	44,560
Purchase price allocation:		
Cash and cash equivalents		2,619
Restricted cash		6,747
Current assets		4,888
Operating lease right of use assets		989
Fixed assets		85,255
Intangible assets		1,232
Current liabilities		(10,176)
Lease liabilities		(967)
Deferred taxes		(14,388)
Debt		(31,639)
Net assets acquired	$	44,560

The acquired fixed assets are comprised of telecommunication equipment located in the Southwest United States. The fixed assets were valued using the income and cost approaches. Cash flows were discounted between 7% and 12% based on the risk associated with the cash flows to determine fair value under the income approach. The fixed assets have useful lives ranging from 1 to 25 years. The intangible assets include a $0.6 million trade name. The estimated fair value of the trade name was determined using the relief from royalty method. The useful life of the trade name is 5 years. The acquired receivables consist of trade receivables incurred in the ordinary course of business. The Company collected the full amount of the receivables. Other liabilities includes $6.5 million of deposits received under government grant programs and will be used to construct fixed assets in future periods.

The Company's statement of operations for the year ended December 31, 2022 includes $3.3 million of revenue and $0.2 million of losses before taxes attributable to the Sacred Wind Transaction. The Company incurred $0.8 million of transaction related charges pertaining to legal, accounting, consulting services, and employee related costs associated with the transaction during the year ended December 31, 2022.

6. FIXED ASSETS:

As of December 31, 2024 and 2023, property, plant and equipment consisted of the following (in thousands):

	Useful Life (in Years)	2024	2023
Telecommunications equipment and towers	5 -15	$ 1,571,145	$ 1,539,533
Office and computer equipment.	3 -10	112,371	148,693
Buildings	15-39	100,533	138,243
Transportation vehicles.	3 -10	20,335	27,480
Leasehold improvements	Shorter of useful life or lease term	16,902	22,424
Land	—	25,887	11,652
Furniture and fixtures	5 -10	9,189	11,438
Total property, plant and equipment		1,856,362	1,899,463
Construction in progress.		272,559	192,815
Total property, plant and equipment		2,128,921	2,092,278
Less: Accumulated depreciation		(1,088,728)	(1,011,619)
Net fixed assets		$ 1,040,193	$ 1,080,659

Depreciation and amortization of fixed assets, using the straight-line method over the assets' estimated useful life, for the years ended December 31, 2024, 2023 and 2022 was $138.3 million, $141.6 million and $135.1 million, respectively. Included within telecommunication equipment and towers are finance leases with a cost of $51.4 million and $36.1 million and net book value of $29.6 million and $8.7 million, as of December 31, 2024 and 2023, respectively.

For the years ended December 31, 2024 and 2023, the Company received grant capital expenditure reimbursements of $95.8 million and $31.9 million, respectively, which are reflected in the balance sheet as a reduction to property, plant and equipment.

The Company had $10.9 million and $8.1 million of capitalized implementation costs at December 31, 2024 and 2023, respectively. The Company amortized $2.1 million and $2.2 million of implementation costs during the year ended December 31, 2024 and 2023, respectively.

During 2024, the Company disposed of real estate assets in its International Telecom segment with a book value of $0.5 million. The Company received $17.8 million of sale proceeds recognizing a gain of $15.5 million and selling costs of $1.8 million.

7. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The Company tests goodwill for impairment at each of its reporting units on an annual basis, which has been determined to be as of October 1st. The Company's reporting units are one level below its operating segments. The Company also tests goodwill between annual tests if an event occurs or circumstances change that indicate that the fair value of a reporting unit may be below its carrying value.

The Company's qualitative goodwill impairment test includes, but is not limited to, assessing macroeconomic conditions, industry and market considerations, technological changes and trends, and overall financial performance of the reporting unit. The Company's quantitative test for goodwill impairment involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. The Company determines the fair value of a reporting unit using the income approach. The income approach is based on a discounted cash flow ("DCF") model. The DCF model requires the exercise of significant judgment, including judgments and assumptions about appropriate discount rates and revenue growth. Discount rates are based on a weighted-average cost of capital ("WACC"), which represents the average rate a business must pay its providers of debt and equity. The revenue growth and cash flows employed in the DCF model were derived from internal cash flow forecasts and external market forecasts.

As of September 30, 2024, the Company completed an impairment assessment for its US Telecom segment after identifying events that indicate that the fair value of a reporting unit may be below its carrying value. These events included the Company's continued shift away from wholesale roaming and retail operations towards carrier managed services and fixed broadband services, delays in completing significant network upgrade projects, the conclusion of certain government subsidy programs leading to slower consumer growth, and delays in enterprise sales and delivery. The combination of these events led to the reporting unit being unable to meet key financial and operational forecasted targets. As a result of these events, the Company performed a quantitative analysis for the $35.3 million of goodwill held in its US Telecom segment. The analysis, using an income approach, indicated that book value of reporting unit was above the fair value of the reporting unit. As a result, the Company recorded an impairment of $35.3 million during 2024.

The Company also completed a qualitative analysis of the goodwill held in its International Telecom segment and determined that no impairment was necessary in 2024.

For its annual impairment assessment in 2023, the Company completed a quantitative analysis for the goodwill held in its US Telecom and International Telecom segments. The analysis concluded that no impairment was necessary in 2023.

The table below discloses goodwill recorded in each of the Company's segments and accumulated impairment changes (in thousands):

	International Telecom	US Telecom	Consolidated
Balance at December 31, 2023			
Gross	$ 25,423	$ 35,268	$ 60,691
Accumulated Impairment	(20,587)	—	(20,587)
Goodwill, net of accumulated impairment	4,836	35,268	40,104
Balance at December 31, 2024			
Gross	25,422	35,269	60,691
Accumulated Impairment	(20,587)	(35,269)	(55,856)
Goodwill, net of accumulated impairment	$ 4,835	$ —	$ 4,835

Telecommunications Licenses

The Company tests those telecommunications licenses that are indefinite-lived for impairment on an annual basis, which has been determined to be as of October 1st. The Company also tests telecommunication licenses that are indefinite-lived between annual tests if an event occurs or circumstances change that indicate that the fair value of a reporting unit may be below its carrying value.

The Company's qualitative impairment test includes, but is not limited to, assessing macroeconomic conditions, industry and market considerations, technological changes and trends, overall financial performance, and legal and regulatory changes. The Company's quantitative test for impairment involves a comparison of the estimated fair value of an asset to its carrying amount. The Company determines the fair value using either a market or income approach. The market approach uses prices generated by market transactions involving comparable assets. The income approach uses a DCF model. The DCF requires the exercise of significant judgement including Level 3 valuation inputs.

The Company performed a qualitative assessment for all of its remaining reporting units during its annual impairment assessment of its indefinite lived telecommunication licenses in 2024. The assessment determined that there were no indications of potential impairment.

The Company performed a quantitative assessment for certain International Telecom reporting units and a qualitative assessments for its remaining reporting units during its annual impairment assessment of its indefinite lived telecommunications licenses for 2023. The quantitative assessment was performed using a Greenfield Approach. The Greenfield Approach assumes a company initially owns only the telecommunication licenses, and then makes investments required to build an operation comparable to the one that currently utilizes the licenses. The projected cash flows are based on certain factors, including revenue growth rates, margins, subscriber churn rates, and other operational data. The Company used a WACC of 11.5% in the analysis. The Company determined that there were no indications of potential impairment.

The changes in the carrying amount of the Company's telecommunications licenses, by operating segment, were as follows (in thousands):

	International Telecom	US Telecom	Consolidated
Balance at December 31, 2022	$ 34,798	$ 78,900	$ 113,698
Acquired licenses	—	—	—
Dispositions	—	(379)	(379)
Balance at December 31, 2023	$ 34,798	$ 78,521	$ 113,319
Acquired licenses	—	—	—
Dispositions	—	—	—
Balance at December 31, 2024	$ 34,798	$ 78,521	$ 113,319

The Company recognized a gain of $0.3 million for license dispositions in 2023.

In 2024, the Company entered into a transaction to sell certain spectrum licenses in its US Telecom segment for approximately $14 million. The transaction is pending regulatory approval and is expected to close in stages during 2025. The Company expects to recognize a gain upon closing of the transaction.

Customer Relationships

The customer relationships are being amortized on an accelerated basis, over the expected period during which their economic benefits are to be realized. The Company recorded $6.3 million, $11.1 million, and $11.6 million of amortization related to customer relationships during the years ended December 31, 2024, 2023, and 2022, respectively.

Future amortization of customer relationships is as follows (in thousands):

	International Telecom	US Telecom
2025	$ 576	$ 2,779
2026	576	—
2027	576	—
2028	276	—
2029	62	—
Total	$ 2,066	$ 2,779

Other Intangible Assets

Other intangible assets includes $7.1 million and $8.4 million of trade names on the Company's balance sheet as of December 31, 2024 and 2023, respectively. The Company recorded $1.3 million of amortization related to trade names during each of the years ended December 31, 2024, 2023, and 2022.

The tradenames have definite lives and future amortization of the trade names is as follows:

	International Telecom	US Telecom
2025	$ 311	$ 879
2026	209	769
2027	37	718
2028	—	657
2029	—	619
Thereafter	—	2,946
Total	$ 557	$ 6,588

8. LONG-TERM DEBT

2023 CoBank Credit Facility

On July 13, 2023, the Company, along with certain of its subsidiaries as guarantors, entered into a new Credit Agreement with CoBank, ACB and a syndicate of other lenders (as may be amended from time to time, the "2023 CoBank Credit Facility"). On July 10, 2024, the Company amended the 2023 CoBank Credit Facility credit facility to add certain subsidiaries as guarantors and to provide further flexibility in order to accept certain grant and government program obligations.

The 2023 CoBank Credit Facility provides for a five-year $170 million revolving credit facility (the "2023 CoBank Revolving Loan") and a six-year $130 million term loan facility (the "2023 CoBank Term Loan"). The Company may use (i) up to $25 million under the 2023 CoBank Revolving Loan for letters of credit, and (ii) up to $20 million under a swingline sub-facility. Upon the closing of the 2023 CoBank Credit Facility, the Company drew all of the 2023 CoBank Term Loan and approximately $13.6 million of the 2023 CoBank Revolving Loan. These borrowings were used to repay all of the $139.5 million of debt outstanding under the 2019 CoBank Credit Facility, as defined below, at close.

The 2023 CoBank Term Loan must be repaid in quarterly principal payments in the amounts set forth below, with the outstanding principal balance maturing on July 13, 2029. The 2023 CoBank Revolving Loan may be repaid at any time on or prior to its maturity on July 13, 2028. All amounts outstanding under the 2023 CoBank Credit Facility will be due and payable upon the earlier of the maturity date or the acceleration of the loans and commitments upon an event of default.

2023 CoBank Term Loan Quarterly Payment Dates	2023 CoBank Term Loan Quarterly Repayments
December 31, 2023 – June 30, 2025	$812,500 (2.5% per annum)
September 30, 2025 – June 30, 2026	$1,625,000 (5% per annum)
September 30, 2026 – June 30, 2029	$2,437,500 (7.5% per annum)

Amounts borrowed under the 2023 CoBank Credit Facility bear interest at a rate equal to, at the Company's option, either (i) the secured overnight financing rate as administered by the Federal Reserve Bank of New York (SOFR) plus an applicable margin ranging between 2.00% to 3.75% for the 2023 CoBank Term Loan and 1.75% to 3.50% for Revolving Loans or (ii) a base rate plus an applicable margin ranging from 1.00% to 2.75% for the Term Loan and 0.75% to 2.50% for the 2023 CoBank Revolving Loans. Swingline loans will bear interest at the base rate plus the applicable margin for base rate loans. The base rate is equal to the higher of (i) 1.00% plus the one-month SOFR rate (ii) the federal funds effective rate (as defined in the 2023 CoBank Credit Agreement) plus 0.50% per annum; or (iii) the prime rate (as defined in the 2023 CoBank Credit Agreement). The applicable margin is determined based on the ratio (as further defined in the 2023 CoBank Credit Agreement) of the Company's maximum Total Net Leverage Ratio. Under the terms of the 2023 CoBank Credit Agreement, the Company must also pay a fee ranging from 0.25% to 0.50% on the average daily unused portion of the 2023 CoBank Credit Facility over each calendar quarter.

The 2023 CoBank Credit Agreement contains a financial covenant (as further defined in the 2023 CoBank Credit Agreement) that imposes a maximum Total Net Leverage Ratio, as well as customary representations, warranties and covenants, including covenants limiting additional indebtedness, liens, guaranties, mergers and consolidations, substantial asset sales, investments and loans, sale and leasebacks, transactions with affiliates and fundamental changes. The maximum Total Net Leverage Ratio is measured each fiscal quarter and is required to be less than or equal to 3.25 to 1.0. The 2023 CoBank Credit Agreement provides for events of default customary for credit facilities of this type, including but not limited to non-payment, defaults on other debt, misrepresentation, breach of covenants, representations and warranties, insolvency and bankruptcy.

The Company capitalized $4.5 million of fees associated with the 2023 CoBank Credit Facility which are being amortized over the life of the debt and $3.3 million were unamortized as of December 31, 2024.

The Company had $125.9 million outstanding under the 2023 CoBank Term Loan as of December 31, 2024. Under the 2023 CoBank Revolving Loan, the Company had $58.6 million outstanding and $111.4 million of availability as of December 31, 2024. The Company was in compliance with all financial covenants as of December 31, 2024.

In October 2023, the Company entered into a two year, forward starting 1-month floating to fixed SOFR interest rate swap agreement. The swap was effective November 13, 2023 in a non-amortizing notional amount of $50.0 million, has a fixed SOFR rate of 4.896% and matures on November 13, 2025. The swap agreement had a fair value of $(0.3) million and $(0.5) million as of December 31, 2024 and 2023, respectively.

2019 CoBank Credit Facility

On April 10, 2019, the Company entered into a credit facility, with CoBank, ACB and a syndicate of other lenders (as amended, the "2019 CoBank Credit Facility"). The 2019 CoBank Credit Facility provided for a $200 million revolving credit facility that included (i) up to $75 million for standby or trade letters of credit and (ii) up to $10 million under a swingline sub-facility. In connection with the execution of the 2023 CoBank Credit Facility, as defined above, all outstanding borrowings under the 2019 CoBank Credit Facility were repaid in full.

Amounts borrowed under the 2019 CoBank Credit Facility bore interest at a rate equal to, at the Company's option, either (i) the London Interbank Offered Rate ("LIBOR") plus an applicable margin ranging between 1.25% to 2.25% or (ii) a base rate plus an applicable margin ranging from 0.25% to 1.25%. Swingline loans bore interest at the base rate plus the applicable margin for base rate loans. The base rate was equal to the higher of (i) 1.00% plus the higher of (x) LIBOR for an interest period of one month and (y) LIBOR for an interest period of one week; (ii) the Federal Funds Effective Rate (as defined in the 2019 CoBank Credit Facility) plus 0.50% per annum; and (iii) the Prime Rate (as defined in the 2019 CoBank Credit Facility). The applicable margin was determined based on the Total Net Leverage Ratio (as defined in the 2019 CoBank Credit Facility). Under the terms of the 2019 CoBank Credit Facility, the Company also paid a commitment fee ranging from 0.150% to 0.375% of the average daily unused portion of the 2019 CoBank Credit Facility over each calendar quarter.

Letter of Credit Facility

On November 14, 2022, the Company entered into a General Agreement of Indemnity to issue performance Standby Letters of Credit on behalf of the Company and its subsidiaries. As of December 31, 2024, $30.9 million of Standby Letters of Credit had been issued under this agreement.

2024 Alaska Credit Facility

On August 29, 2024, Alaska Communications (the "Borrower") entered into a Credit Agreement (the "2024 Alaska Credit Agreement") with Bank of America, N.A., as administrative agent, and a syndicate of lenders (the "2024 Alaska Credit Facility"), to provide debt financing in the form of a $300 million, five-year secured term loan facility (the "2024 Alaska Term Facility") and a $90 million revolving facility (the "2024 Alaska Revolving Facility").

The 2024 Alaska Term Facility proceeds were used (a) to refinance Alaska Communications' outstanding indebtedness under the 2022 Alaska Credit Facility, as defined below, in the amount of approximately $279 million plus accrued and unpaid interest, (b) to pay fees and expenses associated with the completion of this transaction, and (c) for general corporate purposes. As of December 31, 2024, $300.0 million was outstanding under the 2024 Alaska Term Facility.

Proceeds from the 2024 Alaska Revolving Facility are to be used, subject to certain limitations, (a) to issue letters of credit to replace or backstop existing letters of credit of Alaska Communications and its direct and indirect subsidiaries, and (b) for working capital purposes, capital expenditures and other general corporate purposes. As of December 31, 2024, there were no outstanding borrowings under the 2024 Alaska Revolving Facility and $1.0 million of letters of credit were issued. As a result, $89.0 million was available under the 2024 Alaska Revolving Facility as of December 31, 2024.

The 2024 Alaska Credit Facility also provides for incremental term loans ("Incremental Term Loans") up to an aggregate principal amount of the greater of $91 million and Alaska Communications' trailing consolidated twelve-month EBITDA (as defined in the 2024 Alaska Credit Agreement), subject to the Borrower meeting certain conditions.

In connection with the 2024 Alaska Credit Facility, the Company incurred $6.9 million of fees and rolled over $2.1 million of fees for the 2022 Alaska Credit Facility to be amortized over the life of the debt. Additionally, the Company expensed $3.8 million of costs as transaction-related charges and $0.7 million of as a loss on extinguishment of debt, included in other expense, within the Company's statement of operations during the year ended December 31, 2024. As of December 31, 2024, the Company had $8.4 million of unamortized fees, which are being amortized over the life of the debt, associated with the 2024 Alaska Credit Facility.

The maturity date for the 2024 Alaska Credit Facility is August 29, 2029.

Amounts outstanding under the 2024 Alaska Credit Facility bear an interest rate of the following:

Tier / Level	Alaska Communications Total Net Leverage Ratio	Applicable Margin for Term SOFR Loans and L/C Participation Fees	Applicable Margin for Base Rate Loans and Reimbursement Obligations	Applicable Margin for Commitment Fees
I	Greater than 4.00:1.00	4.50%	3.50%	0.40%
II	Less than or equal to 4.00:1.00 but greater than 3.25:1.00	4.00%	3.00%	0.35%
III	Less than or equal to 3.25:1.00 but greater than 2.50:1.00	3.50%	2.50%	0.30%
IV	Less than or equal to 2.50:1.00	3.00%	2.00%	0.25%

Principal payments on the 2024 Alaska Term Facility are due quarterly commencing in the fourth quarter of 2026 in quarterly amounts as follows: from the fourth quarter of 2026 through the third quarter of 2027, $1,875,000; and from the fourth quarter of 2027 through the second quarter of 2029, $3,750,000. The remaining unpaid balance is due on the final maturity date. Payments on any principal amount outstanding under the Incremental Term Loans will be made in installments, on the dates and in the amounts set forth in the applicable amendment for such Incremental Term Loans. The Borrower may prepay all revolving loans under the 2024 Alaska Revolving Facility at any time without premium or penalty (other than any customary SOFR breakage costs), subject to certain notice requirements and balance restrictions.

The Borrower is required to maintain financial ratios, based on a calculation of EBITDA defined in the 2024 Alaska Credit Agreement, including (a) a maximum Consolidated Net Total Leverage Ratio of 4.75:1.00, stepping down to 4.50:1.00 beginning with the third quarter of 2027, and stepping down to 4.25:1.00 beginning with the third quarter of 2028; and (b) a minimum Consolidated Fixed Charge Coverage Ratio of not less than 1.25:1.00. Customary covenants restricting the incurrence or assumption of debt, granting or assuming liens, declaring dividends and making other restricted payments, making investments, dispositions, engaging in transactions with affiliates, changes to the nature of business, modifying organizational documents and material agreements, entering into sale and leaseback transactions, amending or making prepayments on certain subordinated debt, and entering into mergers and acquisitions.

The 2024 Alaska Credit Facility is secured by substantially all of the personal property and certain material real property owned by Alaska Communications Systems Holdings, the parent company of Alaska Communications ("Holdings"), the Borrower, and its wholly owned subsidiaries, excluding, among other things, certain federal and state licenses where a pledge is prohibited by applicable law or is permitted only with the consent of a governmental authority that has not been obtained.

The 2024 Alaska Credit Agreement contains usual and customary affirmative and negative covenants of the parties for credit facilities of this type or as otherwise deemed appropriate by the administrative agent, subject to customary exceptions and materiality standards. The 2024 Alaska Credit Agreement also contains certain customary covenants and events of default, as well as, in the event of an occurrence of an "Event of Default," customary remedies for the lenders, including the acceleration of any amounts outstanding under the 2024 Alaska Credit Facility. Holdings and its wholly owned subsidiaries are guarantors of the Borrower's obligations under the 2024 Alaska Credit Agreement. The Company is not a guarantor under the 2024 Alaska Credit Agreement, and the lenders have no recourse against the Company in the event of an occurrence of an "Event of Default." Additionally, the 2024 Alaska Credit Agreement includes certain customary conditions that must be met for the Borrower to borrow under the 2024 Alaska Credit Agreement from time to time.

2022 Alaska Credit Facility

On December 23, 2022, Alaska Communications entered into a Credit Agreement (the "2022 Alaska Credit Facility") with Fifth Third Bank, National Association, as Administrative Agent, and a syndicate of lenders to provide a Revolving Credit Commitment of $75.0 million (the "2022 Alaska Revolving Facility") and Term Loan Commitment of $230.0 million (the "2022 Alaska Term Loan").

The key terms and conditions of the 2022 Alaska Credit Facility included the following:

- Amounts outstanding bore an interest rate of the forward-looking SOFR rate with a one-month interest period, plus the SOFR Spread Adjustment of 10 basis points, plus a margin ranging from 3.00% to 4.00% based on Alaska Communications' Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) or at an alternate base rate at a margin that is 1% lower than the counterpart SOFR margin;

- Principal repayments of $1.4 million were made quarterly commencing with the fourth quarter of 2023;

- Alaska Communications was required to maintain financial ratios as defined in the 2022 Alaska Credit Facility, including (a) a maximum Consolidated Net Total Leverage Ratio of 4.00 to 1, stepping down to 3.75 to 1 beginning with the second quarter of 2024; and (b) a minimum Consolidated Fixed Charge Coverage Ratio of not less than 1.25 to 1. In addition to these financial ratios, Alaska Communications was subject to customary representations, warranties and covenants, including limitations on additional indebtedness, liens, consolidations, mergers, assets sales, advances, investments and loans, transactions with affiliates, sale and leaseback transactions, subordinated indebtedness, and changes in the nature of its business; and

- The 2022 Alaska Credit Facility was non-recourse to us and was secured by substantially all of the personal property and certain material real property owned by Alaska Communications.

On August 29, 2024, all outstanding amounts under the 2022 Alaska Credit Facility were repaid in full using the proceeds received upon the completion of the 2024 Alaska Credit Facility.

Alaska Term Facility

On June 15, 2022, Holdings entered into a secured lending arrangement with Bristol Bay Industrial, LLC (the "Alaska Term Facility").

The Alaska Term Facility provided for a secured delayed draw term loan in an aggregate principal amount of up to $7.5 million and the proceeds were used to pay certain invoices from a contractor for work performed in connection with a fiber build. Interest on the Alaska Term Facility accrued at a fixed rate of 4.0% and scheduled quarterly payments of principal commenced on March 31, 2023. The Alaska Term Facility was repaid in full during the three months ended June 30, 2024.

Alaska Interest Rate Swap Agreements

In November 2023, Alaska Communications entered into two forward starting 1-month floating to fixed SOFR interest rate swap agreements. The total non-amortizing notional amount of the agreements is $200 million, with fixed

SOFR rates of 4.8695% and 4.8980% and both agreements mature on June 30, 2025. The swap agreements had an aggregate fair value of $(0.5) and $(1.2) million as of December 31, 2024 and 2023, respectively.

FirstNet Receivables Credit Facility

On March 26, 2020, Commnet Finance, a wholly owned subsidiary of Commnet Wireless, entered into a receivables credit facility with the Company, Commnet Wireless, and CoBank, ACB (the "Receivables Credit Facility").

The Receivables Credit Facility provides for a senior secured delayed draw term loan in an aggregate principal amount of up to $75.0 million and the proceeds may be used to acquire certain receivables from Commnet Wireless. The receivables to be financed and sold under the Receivables Credit Facility, which provide the loan security, relate to the obligations of AT&T under the FirstNet Agreement.

On December 27, 2024, CoBank amended the Receivables Credit Facility and extended the delayed draw period to December 31, 2025.

The maturity date for each loan will be set by CoBank and will match the weighted average maturity of the certain receivables financed.

Interest on the loans accrue at a fixed annual interest rate to be quoted by CoBank.

The Receivables Credit Facility contains customary events of termination, representations and warranties, affirmative and negative covenants and events of default customary for facilities of this type.

As of December 31, 2024, Commnet Wireless had $44.6 million outstanding, of which $8.0 million was classified as being current and $36.6 million as long-term on the Company's balance sheet, and $9.2 million of availability under the Receivables Credit Facility. Commnet Wireless capitalized $0.8 million in fees associated with the Receivables Credit Facility which are being amortized over the life of the debt and $0.4 million were unamortized as of December 31, 2024.

OneGY Credit Facilities

On October 12, 2022 , OneGY entered into a $2.9 million term facility and a $5.7 million overdraft facility (the "Guyana Credit Facilities") with Republic Bank (Guyana) Limited.

The Guyana Credit Facilities were secured by real estate assets and carried a fixed interest rate of 7.5%. On November 29, 2024, the overdraft facility and term facility were canceled at the request of OneGY and there were no outstanding amounts at that time.

Sacred Wind Term Debt

The Sacred Wind Term Debt with the United States of America, acting through the Administrator of the Rural Utilities Service ("RUS") which provides financial assistance in the form of loans under the Rural Electrification Act of 1936 to furnish or improve telecommunications and/or broadband services in rural areas, is secured by substantially all of the assets of Sacred Wind and is an underlying mortgage to the United States of America. These mortgage notes are to be repaid in equal monthly installments covering principal and interest beginning after date of issue and expiring by 2035.

The Sacred Wind Term Debt contains certain restrictions on the declaration or payment of dividends, redemption of capital stock or investment in affiliated companies without the consent by the RUS noteholders. The agreements also contain a financial covenant which Sacred Wind was not in compliance with as of December 31, 2024. Sacred Wind submitted a corrective action plan to comply with the financial covenant by December 31, 2028. The corrective action plan was accepted by the RUS and, as of December 31, 2024, the Company was in compliance with that corrective action plan.

As of December 31, 2024, $24.9 million was outstanding under the Sacred Wind Term Debt. Of that amount, $3.5 million was current and $21.4 million was long term.

The mortgage notes carry fixed interest rates ranging from 0.88% to 5.0%.

Viya Debt

The Company, and certain of its subsidiaries, have entered into a $60.0 million loan agreement (the "Viya Debt") with National Cooperative Services Corporation ("NCSC"). The Viya Debt agreement contains customary representations, warranties, and affirmative and negative covenants (including limitations on additional debt, guaranties, sale of assets and liens) and a financial covenant that limits the maximum ratio of indebtedness to annual operating cash flow to 3.5 to 1.0 (the "Net Leverage Ratio"). This covenant is tested on an annual basis at the end of each fiscal year. Interest is paid quarterly at a fixed rate of 4.0% per annum and principal repayment is not required until maturity on July 1, 2026. Prepayment of the Viya Debt may be subject to a fee under certain circumstances. The debt is secured by certain assets of the Viya subsidiaries and is guaranteed by us.

The Company paid a fee of $0.9 million in 2016 to lock the interest rate at 4% per annum over the term of the Viya Debt. The fee was recorded as a reduction to the Viya Debt carrying amount and is being amortized over the life of the loan.

As of December 31, 2024, $60.0 million of the Viya Debt remained outstanding and $0.2 million of the rate lock fee was unamortized.

On May 5, 2022, the Net Leverage Ratio was amended to 7.0 to 1.0 through the maturity date of July 1, 2026. The Ratio is tested annually, and the Company was in compliance with the Net Leverage Ratio as of December 31, 2024.

Debt Maturity

The table below summarizes the annual maturities of the Company's debt instruments (amounts in thousands):

Amounts Maturing During	US Telecom	International Telecom	Corporate and Other	Total Debt	Customer Receivable Credit Facility
Year ending December 31, 2025	$ 3,469	$ —	$ 4,757	$ 8,226	$ 8,031
Year ending December 31, 2026	5,469	60,000	8,125	73,594	8,409
Year ending December 31, 2027	13,098	—	9,750	22,848	8,807
Year ending December 31, 2028	18,858	—	68,370	87,228	9,229
Year ending December 31, 2029	277,749	—	93,556	371,305	6,041
Thereafter	6,239	—	—	6,239	4,085
Total	324,882	60,000	184,558	569,440	44,602
Debt Discounts	(8,641)	(150)	(3,293)	(12,084)	(368)
Book Value as of December 31, 2024	$ 316,241	$ 59,850	$ 181,265	$ 557,356	$ 44,234

9. GOVERNMENT SUPPORT AND SPECTRUM PROGRAMS

Universal Service Fund and Other Domestic Funding Programs

The Company recognizes revenue from several government funded programs including but not limited to, as follows:

- The Company receives federal USF support under the Alaska Connect Fund ("ACF"). Beginning January 1, 2025, we expect to receive $25.6 million per year until December 31, 2028. Beginning in 2029 and continuing through 2034, the amount of ACF support will be determined by FCC staff taking into consideration broadband deployment funded through the Broadband Equity Access and Deployment Program. The ACF replaced the $19.7 million per year that we had received in Connect America Fund II support in Alaska;

- As part of the Enhanced Alternative Connect America Model funding available to the Company's operations in the western United States, we are estimated to receive approximately $109 million over the next 14 years, through 2038, with approximately $9 million annually through 2030 before a gradual step down to $6 million annually in 2038;

- The Company receives $8.0 million per year in Connect America Fund II support in the rural southwest until July 2028;

- The Company receives $5.5 million annually in the US Virgin Islands through December 31, 2025, subject to the requirement to enhance network resiliency and operations in those markets;

- The Company were awarded $2.3 million annually in the western United States through December 31, 2031 as part of the Rural Digital Opportunity Fund Phase I ("RDOF") auction. In exchange for this support, we committed to deploy voice and broadband service to areas covered by our remaining winning bids within six years and to provide service in those areas for ten years. In 2024, we transferred $1.3 million of the annual awards to other providers and returned $0.3 million of the annual awards to the FCC; and

- The Company receives state USF support in Alaska, which for the fiscal year ended December 31, 2024 was approximately $2.5 million.

As of December 31, 2024, the Company was in compliance in all material respects with its requirements associated with such funding.

Additionally, the Company recognized revenue from the FCC's Affordable Connectivity Program ("ACP") and the Emergency Connectivity Fund ("ECF") in 2024 that expired in the second quarter of 2024. During 2024, in conjunction with transferring and return of the RDOF awards, the Company recorded a loss of $2.5 million as a loss disposition of assets and transfers. The Company has a liability of $4.6 million accrued as of December 31, 2024 for the transactions. The transfer applications are pending regulatory approval.

Revenue recognized from the USF High Cost Program, including the CAF II, ACF, E-ACAM, and RDOF programs, is recognized as revenue from government grants. Revenue from other programs is recognized in accordance with ASC 606.

The Company recorded the amounts below as communication services revenue for the reported periods:

| | Year ended December 31, 2024 | | | | | |
	US Telecom		International Telecom		Total	
High cost support.	$	13,848	$	5,574	$	19,422
CAF II		26,984		—		26,984
RDOF		300		—		300
ECF.		6,883		—		6,883
RHC		15,927		—		15,927
Other.		11,967		477		12,444
Total	$	75,909	$	6,051	$	81,960

| | Year ended December 31, 2023 | | | | | |
	US Telecom		International Telecom		Total	
High cost support.	$	9,260	$	5,571	$	14,831
CAF II		27,260		—		27,260
RDOF		2,432		—		2,432
ECF.		26,346		—		26,346
RHC		11,995		—		11,995
Other.		23,478		1,250		24,728
Total	$	100,771	$	6,821	$	107,592

| | Year ended December 31, 2022 | | | | | |
	US Telecom		International Telecom		Total	
High cost support.	$	4,459	$	7,862	$	12,321
CAF II		27,264		—		27,264
RDOF		1,954		—		1,954
RHC		11,018		—		11,018
Other.		15,638		52		15,690
Total	$	60,333	$	7,914	$	68,247

Construction Grants

The Company has also been awarded construction grants to build network connectivity for eligible communities. The funding of these grants, used to reimburse the Company for its construction costs, is generally distributed upon completion of a project. Completion deadlines begin in 2025 and once these projects are constructed, the Company is obligated to provide service to the participants. The Company expects to meet all requirements associated with these grants. A roll forward of the Company's grant awards is below (in thousands).

	Amount
Grants awarded, December 31, 2023.	$ 100,149
New grants.	52,093
Construction complete	(2,053)
Transferred grants	—
Grants awarded, December 31, 2024.	$ 150,189

In addition, the Company partners with tribal governments to obtain grants under various government grant programs including, but not limited to, the Tribal Broadband Connectivity Program ("TBCP") and the Rural Development Broadband ReConnect Program ("ReConnect"). These programs are administered by United States government agencies to deploy broadband connectivity in certain underserved areas. The Company was identified as a sub recipient of grants under these programs totaling $178.3 million as of December 31, 2024. Under these grants the Company expects to enter into agreements to construct and operate the networks for the grant recipient. Once construction is complete the Company will hold a long-term lease to operate the network. The operating agreement will require the Company to meet certain minimum service requirements. Through December 31, 2024, the Company has received and spent $19.7 million of funding under these programs on construction obligations. These amounts are recorded as operating cash flows in the Company's statement of cash flows.

Replace and Remove Program

In July 2022, the Company was approved to participate in the Federal Communication Commission's Secure and Trusted Communications Networks Reimbursement Program (the "Replace and Remove Program"), designed to reimburse providers of advanced communications services for reasonable costs incurred in the required removal, replacement, and disposal of communications equipment and services in their networks that has been deemed to pose a national security risk. Pursuant to the Replace and Remove Program, our eligible subsidiaries were initially allocated up to approximately $207 million to replace, remove and securely destroy such communications equipment and services in the Company's networks in the western United States and in the US Virgin Islands, however, in December 2024 this program was fully funded for an increased allocation to the Company of approximately $517 million. The Replace and Remove Program requires each of the Company's participating subsidiaries to complete the project no later than a specified deadline, which is currently in the third quarter of 2025.

A summary of the amounts spent and reimbursed under the Replace and Remove Program is below (in thousands):

	Capital	Operating	Total
Total spend, December 31, 2023	$ 49,262	$ 15,126	$ 64,388
Amounts spent...	91,687	12,320	104,007
Total spend, December 31, 2024	$ 140,949	$ 27,446	$ 168,395
Total reimbursements, December 31, 2023..................	$ (12,773)	$ (4,354)	$ (17,127)
Reimbursements received................................	(90,767)	(22,827)	(113,594)
Total reimbursements, December 31, 2024...................	$ (103,540)	$ (27,181)	$ (130,721)
Amount pending reimbursement	$ 37,409	$ 265	$ 37,674

	Capital	Operating	Total
Total spend, December 31, 2022	$ 1,836	$ 1,489	$ 3,325
Amounts spent...	47,426	13,637	61,063
Total spend, December 31, 2023	$ 49,262	$ 15,126	$ 64,388
Total reimbursements, December 31, 2022..................	$ —	$ —	$ —
Reimbursements received................................	(12,773)	(4,354)	(17,127)
Total reimbursements, December 31, 2023...................	$ (12,773)	$ (4,354)	$ (17,127)
Amount pending reimbursement	$ 36,489	$ 10,772	$ 47,261

10. EQUITY

Common Stock

The Company has paid quarterly dividends on its Common Stock since the fourth quarter of 1998.

Treasury Stock

On December 14, 2023, the Company's Board of Directors authorized the repurchase of up to $25.0 million of its Common Stock, from time to time, on the open market or in privately negotiated transactions (the "2023 Repurchase Plan"). The 2023 Repurchase Plan replaced the previously approved 2016 Repurchase Plan and, as of December 31, 2024, had $15.0 million available to use to repurchase the Company's Common Stock.

During the years ended December 31, 2024, 2023 and 2022, the Company repurchased the following shares under the 2023 Repurchase Plan and the 2016 Repurchase Plan:

Year ended December 31,	Shares Repurchased	Aggregate Cost (in thousands)	Average Repurchase Price
2024	423,511	$ 10,000	$ 23.61
2023	423,328	14,999	35.43
2022	23,714	942	39.70

During the years ended December 31, 2024, 2023 and 2022, the Company repurchased the following shares from employees to satisfy tax withholding obligations incurred in connection with the vesting of restricted stock awards:

Year ended December 31,	Shares Repurchased	Aggregate Cost (in thousands)	Average Repurchase Price
2024	60,388	$ 1,851	$ 30.65
2023	36,951	1,473	39.86
2022	33,401	1,169	35.01

Stock-Based Compensation

On June 6, 2023, the Company established the ATN International, Inc. 2023 Equity Incentive Plan (the "2023 Equity Incentive Plan") and reserved 1,432,070 shares for the grant of restricted stock units, performance stock units and stock options and awards of shares of Common Stock that are not subject to restrictions or forfeiture. The 2023 Equity Incentive Plan replaces the previously approved ATN International, Inc. 2008 Equity Incentive Plan (the "2008 Equity Incentive Plan"). No additional grants were or will be made under the 2008 Equity Incentive Plan on or after the effective date of the 2023 Equity Incentive Plan. Outstanding grants under the 2008 Equity Incentive Plan continued in effect according to their terms. As of December 31, 2024, the Company has 1,152,949 shares available for grants under the 2023 Equity Incentive Plan.

Restricted Stock

Restricted stock, previously granted under the 2008 Equity Incentive Plan and to be granted under the 2023 Equity Incentive Plan, vests over four years.

The following table summarizes restricted stock activity during the years ended December 31, 2024 and 2023:

	Shares	Weighted Avg. Fair Value	
Unvested as of January 1, 2024	284,284	$	40.37
Granted	193,922		28.81
Forfeited	(51,752)		38.04
Vested and issued	(139,654)		37.25
Unvested as of December 31, 2024	286,800	$	34.50

	Shares	Weighted Avg. Fair Value	
Unvested as of January 1, 2023	260,497	$	43.86
Granted	151,560		38.08
Forfeited	(9,354)		41.95
Vested and issued	(118,419)		44.99
Unvested as of December 31, 2023	284,284	$	40.37

In connection with the grant of restricted stock, the Company recognized $4.6 million, $5.4 million and $6.8 million of compensation expense within its income statements for the years ended December 31, 2024, 2023, and 2022, respectively. The Company also recognized $1.0 million, $0.7 million and $0.6 million of compensation expense within its income statement for the years ended December 31, 2024, 2023, and 2022, respectively, for common stock of the Company's subsidiaries granted to the management team of those subsidiaries.

The unvested shares as of December 31, 2024, represent $6.9 million in unamortized stock-based compensation which will be recognized over a weighted average period of 2.5 years.

Performance-Based Stock

Performance-based stock, previously granted under the 2008 Equity Incentive Plan and to be granted under the 2023 Equity Incentive Plan, vests on the third anniversary of the grant date.

The following table summarizes performance stock activity during the years ended December 31, 2024 and 2023:

	Shares		Weighted Avg. Fair Value
Unvested as of January 1, 2024	158,550	$	49.77
Granted	74,584		34.73
Forfeited	(6,020)		59.77
Vested and issued	(36,980)		59.77
Unvested as of December 31, 2024	190,134	$	41.61

	Shares		Weighted Avg. Fair Value
Unvested as of January 1, 2023	99,450	$	52.54
Granted	59,100		45.10
Forfeited	—		—
Vested and issued	—		—
Unvested as of December 31, 2023	158,550	$	49.77

In connection with the grant of performance-based stock, the Company recognized $2.6 million, $2.5 million and $1.5 million of compensation expense, during the years ended December 31, 2024, 2023 and 2022, respectively. The unvested shares as of December 31, 2024 represent $3.1 million in unamortized stock based compensation as of that date which will be recognized ratably over the next 1.7 years.

Stock Options

The Company has not granted any options since 2017. The Company did not recognize any compensation expense, related to granted stock options, during the three years ended December 31, 2024.

11. INCOME TAXES

The components of income before income taxes for the years ended December 31, 2024, 2023 and 2022 are as follows (in thousands):

	2024	2023	2022
Domestic	$ (101,092)	$ (57,289)	$ (37,777)
Foreign	50,126	29,750	29,721
Total	$ (50,966)	$ (27,539)	$ (8,056)

The following is a reconciliation from the tax computed at statutory income tax rates to the Company's income tax expense for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	2024	2023	2022
Tax computed at statutory US federal income tax rates	$ (10,703)	$ (5,783)	$ (1,681)
Noncontrolling interest	124	(62)	844
Foreign tax rate differential............................	(12,321)	(8,853)	(6,525)
Over (under) provided in prior periods....................	328	(179)	(437)
Nondeductible expenses	1,716	1,806	2,111
Global intangible low-taxed income......................	3,363	-	-
Capitalized transactions costs	-	56	134
Change in tax reserves.................................	(7,100)	2,783	4,052
State Taxes, net of federal benefit.......................	(3,819)	(1,776)	(1,126)
Change in valuation allowance	6,715	2,467	2,117
Investment tax credit	880	84	84
Stock-based compensation	911	812	696
Deferred income tax revaluation.........................	792	(140)	(742)
Total income tax expense	$ (19,114)	$ (8,785)	$ (473)

The components of income tax expense (benefit) for the years ended December 31, 2024, 2023 and 2022 are as follows (in thousands):

	2024	2023	2022
Current:			
United States—Federal	$ (8,730)	$ 921	$ 302
United States—State	(26)	404	20
Foreign	2,419	6,646	6,657
Total current income tax expense	$ (6,337)	$ 7,971	$ 6,979
Deferred:			
United States—Federal	$ (8,228)	$ (7,786)	$ (4,527)
United States—State	(3,032)	(2,781)	(1,895)
Foreign	(1,517)	(6,189)	(1,030)
Total deferred income tax expense (benefit)	$ (12,777)	$ (16,756)	$ (7,452)
Consolidated:			
United States—Federal	$ (16,958)	$ (6,865)	$ (4,225)
United States—State	(3,058)	(2,377)	(1,875)
Foreign	902	457	5,627
Total income tax expense (benefit)	$ (19,114)	$ (8,785)	$ (473)

The significant components of deferred tax assets and liabilities are as follows as of December 31, 2024 and 2023 (in thousands):

	2024	2023
Deferred tax assets:		
Accounts receivable and inventory allowances	$ 2,548	$ 2,552
Basis in investments	3,925	3,795
Accrued expenses	7,565	7,331
Deferred revenue	20,774	26,768
Employee benefits	2,304	4,515
Other, net	28,191	14,764
Net operating losses	85,926	78,876
Tax credits	4,918	5,659
Operating lease liability	23,608	23,370
Total deferred tax asset	179,759	167,630
Deferred tax liabilities:		
Acquired intangible assets, property and equipment	94,533	105,729
Right-of-use asset	27,087	27,099
Prepaid expense	353	250
Total deferred tax liabilities	121,973	133,078
Valuation allowance	(49,774)	(43,118)
Net deferred tax liabilities	$ 8,012	$ (8,566)

Deferred tax assets and liabilities are reflected in the accompanying consolidated balance sheets as follows (in thousands):

	2024	2023
Deferred tax assets:		
Long term	$ 12,894	$ 11,209
Total deferred tax asset	$ 12,894	$ 11,209
Deferred tax liabilities:		
Long term	$ (4,882)	$ (19,775)
Total deferred tax liabilities	$ (4,882)	$ (19,775)
Net deferred tax asset (liabilities)	$ 8,012	$ (8,566)

The Company's effective tax rate for the years ended December 31, 2024 and 2023 was 37.5% and 31.9%, respectively.

The effective tax rate for the year ended December 31, 2024 was primarily impacted by the following items: (i) a $7.1 million net benefit associated with the change in unrecognized tax positions, (ii) a $6.7 million net expense related to valuation allowances placed on certain deferred tax assets, (iii) a $3.4 million expense associated with Global Intangible Low Tax Income inclusion, (iv) a $3.8 million benefit related to state income taxes, net of federal benefit, and (v) a $12.3 million benefit associated with the mix of income generated among the foreign jurisdictions in which the Company operates.

The effective tax rate for the year ended December 31, 2023 was primarily impacted by the following items: (i) a $2.8 million net increase of unrecognized tax positions, (ii) a $2.5 million net increase related to valuation allowances placed on certain deferred tax assets and (iii) the mix of income generated among the jurisdictions in which the Company operates along with the exclusion of losses in jurisdictions where valuation allowances have been established for deferred tax assets as required by ASC 740-270-30-36(a), primarily in the US Virgin Islands.

As of December 31, 2024, the Company estimated that it had gross federal, state and foreign net operating loss ("NOL") carryforwards of $158.9 million, $142.7 million and $185.6 million respectively. Of these, $147.1 million will expire between 2028 and 2044 and $340.1 million may be carried forward indefinitely.

The Company assesses available positive and negative evidence to estimate if sufficient future taxable income will be generated to realize the existing deferred tax assets. A significant piece of negative evidence evaluated is cumulative losses incurred in certain reporting jurisdictions over the three-year period ended December 31, 2024. Other negative evidence examined includes, but is not limited to, losses expected in early future years, a history of tax benefits expiring unused, uncertainties whose unfavorable resolution would adversely affect future results, and brief carryback, carry forward periods. On the basis of this evaluation, the Company believed it was more likely than not that the benefit from some of these federal, state, and foreign deferred taxes would not be realized.

In recognition of this risk at December 31, 2024 the Company has provided a valuation allowance against certain domestic and foreign deferred tax assets of $49.8 million. The valuation allowance primarily relates to net operating losses, with the remaining amount applicable to other net deferred tax assets which the Company does not expect to be able to realize.

As of December 31, 2024 the Company had an estimated $222.4 million of undistributed earnings attributable to foreign subsidiaries for which no provision for state income taxes or foreign withholding taxes have been made because it is expected that such earnings will be reinvested outside the U.S. indefinitely unless repatriation can be done substantially tax-free. The Company will generally be free of additional U.S. federal tax consequences on distributed foreign subsidiary earnings due to a dividends received deduction implemented as part of the Tax Act for earnings distributed after January 1, 2018. Additionally, due to the one-time transition tax on the deemed repatriation of post-1986 undistributed foreign subsidiary earnings, the majority of previously unremitted earnings have already been subjected to U.S. federal income tax. The Company continues to assert indefinite reinvestment on outside basis differences in our non-U.S. subsidiaries, additionally any determination of the amount of the unrecognized deferred tax liability on outside basis differences is not practicable because of the complexity of laws and regulations, the varying tax treatment of alternative repatriation scenarios and the variation due to multiple potential assumptions relating to the timing of any future repatriation.

The Company had unrecognized tax benefits (including interest and penalty) of $42.8 million as of December 31, 2024, $49.9 million as of December 31, 2023 and, $48.6 million as of December 31, 2022. The net decrease of the reserve during the year ended December 31, 2024 was attributable to an increase in tax positions for prior periods of $4.3 million, an increase in tax positions for the current period of $3.0 million, offset by a lapse in statute of prior year positions of $14.4 million.

The following shows the activity related to unrecognized tax benefits (not including interest and penalty) during the three years ended December 31, 2024 (in thousands):

Gross unrecognized uncertain tax benefits at December 31, 2021	$ 43,714
Increase in unrecognized tax benefits taken during a prior period	—
Increase in unrecognized tax benefits taken during the current period	5,080
Increase in unrecognized tax benefits acquired as part of a business combination	(6,825)
Lapse in statute of limitations	(2,050)
Settlements	—
Gross unrecognized uncertain tax benefits at December 31, 2022	$ 39,919
Increase in unrecognized tax benefits taken during a prior period	—
Increase in unrecognized tax benefits taken during the current period	2,598
Increase in unrecognized tax benefits acquired as part of a business combination	—
Lapse in statute of limitations	(2,449)
Settlements	—
Gross unrecognized uncertain tax benefits at December 31, 2023	$ 40,068
Increase in unrecognized tax benefits taken during a prior period	1,505
Increase in unrecognized tax benefits taken during the current period	3,020
Increase in unrecognized tax benefits acquired as part of a business combination	—
Lapse in statute of limitations	(9,557)
Settlements	—
Gross unrecognized uncertain tax benefits at December 31, 2024	$ 35,036

The Company's accounting policy is to classify interest and penalties related to income tax matters as part of income tax expense. The accrued amounts for interest and penalties are $7.8 million as of December 31, 2024, $9.8 million as of December 31, 2023, and $8.7 million as of December 31, 2022.

The majority of unrecognized uncertain tax benefits (including interest and penalty) would impact the effective tax rate if recognized.

The Company and its subsidiaries file income tax returns in the US and in various, state and local and foreign jurisdictions. The statute of limitations related to the consolidated US federal income tax return is closed for all tax years up to and including 2020. The expiration of the statute of limitations related to the various state and foreign income tax returns that the Company and subsidiaries file varies by jurisdiction.

12. RETIREMENT PLANS

The Company has noncontributory defined benefit pension plans as well as noncontributory postretirement benefit plans offering defined medical, dental, vision, and life benefits for certain of its employees. The Company's pension and other postretirement benefit plans are closed to new participants and only grandfathered participants continue to accrue additional benefits. The Company reviews the funded status of its pension plans and makes contributions based on that analysis. The benefits are based on the participants' compensation during their employment and the credited service years earned by participants. The Company funds the other postretirement benefit plans as benefits are paid.

	2024	2023	2022
Discount Rate – Pension Benefit Obligation.	5.7 %	4.3 %	5.4 %
Discount Rate – Pension Benefit Cost.	5.2 %	5.4 %	2.9 %
Discount Rate – Postretirement Benefit Obligation	5.6 %	5.2 %	5.4 %
Discount Rate – Postretirement Benefit Cost	5.2 %	5.2 %	2.8 %
Expected long-term return on plan assets	5.3 %	5.3 %	5.2 %

The expected long-term rate of return on plan assets was determined based on several factors including input from pension investment consultants, projected long-term returns of equity and bond indices, and historical returns over the life of the related obligations of the fund. The Company, in conjunction with its pension investment consultants, reviews its asset allocation periodically and rebalances its investments when appropriate in an effort to earn the expected long-term returns. The Company will continue to evaluate its long-term rate of return assumptions at least annually and will adjust them as necessary.

The annual salary increase assumption is no longer applicable as the plan participants no longer accrue additional service.

The discount rate was determined based on a review of market data including yields on high quality corporate bonds with maturities approximating the remaining life of the project benefit obligations.

The other postretirement benefit plans healthcare cost trend assumptions is based on health care trend rates. The 2024 assumed medical health care cost trend rate is 1% trending to an ultimate rate of 4% in 2074. The assumed dental care cost trend rate is 4% in 2024 and remains at this rate until 2074.

Changes during the year in the projected benefit obligations and in the fair value of plan assets are as follows for 2024 and 2023 (in thousands):

	2024		2023	
	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Projected benefit obligations:				
Balance at beginning of year:	$ 64,149	$ 3,625	$ 66,175	$ 3,624
Service cost	80	76	90	65
Interest cost	3,190	195	3,323	182
Benefits and settlements paid	(4,896)	(426)	(6,899)	(309)
Actuarial (gain) loss	(2,157)	61	1,460	63
Balance at end of year	$ 60,366	$ 3,531	$ 64,149	$ 3,625
Plan net assets:				
Balance at beginning of year:	$ 71,504	$ —	$ 71,552	$ —
Actual return on plan assets	2,870	—	7,142	—
Company contributions	391	426	207	309
Benefits and settlements paid	(4,896)	(426)	(7,397)	(309)
Balance at end of year	$ 69,869	$ —	$ 71,504	$ —
Over/ (Under) funded status of plan	$ 9,503	$ (3,531)	$ 7,355	$ (3,625)

The Company reports an asset or liability on its balance sheet equal to the funded status of its pension and other postretirement benefit plans. Plans in an overfunded status are aggregated and recorded as a net pension benefit asset in other assets. Plans in an underfunded status are aggregated and recorded as a net postretirement benefit liability in other liabilities. The funded status of the Company's pension and other retirement benefit plans is below (in thousands):

	2024			
	Viya Pension Benefit	Alaska Pension Benefit	Viya Postretirement Benefits	Alaska Postretirement Benefits
Projected benefit obligation	$ 49,889	$ 10,477	$ 3,262	$ 269
Plan Net Assets	60,250	9,619	—	—
Over/ (Under) funded status of plan	$ 10,361	$ (858)	$ (3,262)	$ (269)

	2023			
	Viya Pension Benefit	Alaska Pension Benefit	Viya Postretirement Benefits	Alaska Postretirement Benefits
Projected benefit obligation	$ 53,075	$ 11,074	$ 3,341	$ 284
Plan Net Assets	62,142	9,362	—	—
Over/ (Under) funded status of plan	$ 9,067	$ (1,712)	$ (3,341)	$ (284)

The Company's investment policy for its pension assets is to have a reasonably balanced investment approach, with a long-term bias toward debt investments. The Company's strategy allocates plan assets among equity, debt and other assets to achieve long-term returns without significant risk to principal. The pension fund has limitations from investing in the equity, debt or other securities of the employer, its subsidiaries or associates of the employer or any company of which the employer is a subsidiary or an associate.

The fair values for the pension plan's net assets, by asset category, at December 31, 2024 are as follows (in thousands):

Asset Category	Total	Level 1	Level 2
Cash, cash equivalents, money markets and other	$ 1,922	$ 1,922	$ —
Common stock	12,445	12,445	—
Mutual funds - fixed income	10,904	10,904	—
Mutual funds - equities	8,245	8,245	—
Fixed income securities	31,421	—	31,421
Other	4,932	4,932	—
Total	$ 69,869	$ 38,448	$ 31,421

The fair values for the pension plan's net assets, by asset category, at December 31, 2023 are as follows (in thousands):

Asset Category	Total	Level 1	Level 2
Cash, cash equivalents, money markets and other	$ 2,642	$ 2,642	$ —
Common stock	12,680	12,680	—
Mutual funds - fixed income	8,836	8,836	—
Mutual funds - equities	9,527	9,527	—
Fixed income securities	33,728	—	33,728
Other	4,091	4,091	—
Total	$ 71,504	$ 37,776	$ 33,728

The plan's weighted-average asset allocations at December 31, 2024 and 2023, by asset category are as follows:

	2024	2023
Cash, cash equivalents, money markets and other	3 %	4 %
Common stock	18	18
Mutual funds - fixed income	16	12
Mutual funds - equities	12	13
Fixed income securities	45	47
Other	6	6
Total	100 %	100 %

Amounts recognized on the Company's consolidated balance sheets consist of (in thousands):

| | As of December 31, | | | |
| | 2024 | | 2023 | |
	Pension benefits	Postretirement benefits	Pension benefits	Postretirement benefits
Accrued and current liabilities	$ —	$ 344	$ —	$ 310
Other Liabilities	858	3,189	1,712	3,318
Other Assets	10,363	—	9,070	—
Accumulated other comprehensive income, net of tax	10,348	1,300	8,592	1,415

Amounts recognized in accumulated other comprehensive income consist of (in thousands):

| | As of December 31, | | | |
| | 2024 | | 2023 | |
	Pension benefits	Postretirement benefits	Pension benefits	Postretirement benefits
Unrecognized net actuarial gain	$ 10,729	$ 1,438	$ 8,842	$ 1,614
Accumulated other comprehensive income, pre-tax	10,729	1,438	8,842	1,614
Accumulated other comprehensive income, net of tax	10,348	1,300	8,592	1,415

Components of the plan's net periodic pension cost are as follows for the years ended December 31, 2024, 2023 and 2022 (in thousands):

| | 2024 | | 2023 | | 2022 | |
	Pension benefits	Postretirement benefits	Pension benefits	Postretirement benefits	Pension benefits	Postretirement benefits
Operating expense						
Service cost	$ 80	$ 76	$ 90	$ 65	$ 151	$ 124
Non-operating expense						
Interest cost	3,190	195	3,323	182	2,373	139
Expected return on plan assets	(2,982)	—	(2,936)	—	(3,814)	—
Amortization of actuarial (gain) loss	(156)	(54)	(43)	(113)	—	—
Settlement	—	—	—	—	1,725	—
Net periodic pension cost	$ 132	$ 217	$ 434	$ 134	$ 435	$ 263

The Company is currently evaluating whether it will make any contributions to its pension and postretirement benefit plans during the year ending December 31, 2025.

The following estimated benefits, which reflect expected future service, as appropriate, are expected to be paid over the next 10 years as indicated below (in thousands):

Fiscal Year	Pension Benefits	Postretirement Benefits
2025.	$ 4,978	$ 344
2026.	5,292	286
2027.	5,091	313
2028.	4,830	300
2029.	5,069	329
2029-2033.	22,549	1,467
Total.	$ 47,809	$ 3,039

Multi-employer Defined Benefit Plan

Certain employees of the Company's US Telecom segment participate in the Alaska Electrical Pension Plan ("AEPF"). The Company pays the AEPF a contractual hourly amount based on employee classification or base compensation. As a multi-employer defined benefit plan, the accumulated benefits and plan assets are not determined for, or allocated separately to, the individual employer.

The following table provides additional information about the AEPF multi-employer pension plan.

Plan name	Alaska Electrical Pension Plan
Number of employees covered.	426
Pension Protection Act zone status at the plan's year-end:	
December 31, 2024 .	Green
December 31, 2023 .	Green
Plan subject to funding improvement plan .	No
Plan subject to rehabilitation plan .	No
Employer subject to contribution surcharge .	No
Company contributions to the plan for the year ended:	
December 31, 2024 .	$ 6.5 million
December 31, 2023 .	$ 6.2 million
December 31, 2022 .	$ 6.6 million
Name and expiration date of collective bargaining agreements requiring contributions to the plan:	
Collective Bargaining Agreement Between Alaska Communications Systems and Local Union 1547 IBEW .	June 30, 2025
Outside Agreement Alaska Electrical Construction between Local Union 1547 IBEW and Alaska Chapter National Electrical Contractors Association Inc. .	October 31, 2027
Inside Agreement Alaska Electrical Construction between Local Union 1547 IBEW and Alaska Chapter National Electrical Contractors Association Inc. .	April 30, 2026

The Company's contributions to the plan in 2024 and 2023 represent greater than 5% of the total contributions to the plan. The Company cannot accurately project any change in the plan status in future years given the uncertainty of economic conditions or the effect of actuarial valuations versus actual performance in the market. Minimum required future contributions to the AEPF are subject to the number of employees in each classification and base compensation of employees in future years.

13. COMMITMENTS AND CONTINGENCIES

Regulatory and Litigation Matters

The Company and its subsidiaries are subject to certain regulatory and legal proceedings and other claims arising in the ordinary course of business, some of which involve claims for damages and taxes that are substantial in amount. Historically, the Company's subsidiary, OneGY, has been subject to other long-standing litigation proceedings and disputes in Guyana that have not yet been resolved. It has been OneGY's practice to make payments of undisputed spectrum and license fees as amounts are invoiced by the Telecommunications Authority ("TA") and to accrue for a reasonable determination of any amounts that are disputed or not invoiced by the TA. The Company believes that, except for the items discussed below, for which the Company is currently unable to predict the final outcome, the disposition of matters currently pending will not have a material adverse effect on the Company's financial position or results of operations.

Beginning in 2006, the National Frequency Management Unit (now the Telecommunications Agency, or the "NFMU/TA") and OneGY have been engaged in discussions regarding the amount of and methodology for calculation of spectrum fees payable by OneGY in Guyana. Since that time, OneGY has made payments of undisputed spectrum fees as amounts invoiced by the NFMU, and to its successor, the Telecommunications Authority ("TA"). There have been limited further discussions on the subject of a revised spectrum fee methodology with the TA.

OneGY has filed several lawsuits in the High Court of Guyana asserting that, despite its denials, Digicel is engaged in international bypass in violation of OneGY's exclusive license rights, the interconnection agreement between the parties, and the laws of Guyana. Digicel filed counterclaims alleging that OneGY has violated the terms of the interconnection agreement and Guyana laws. These suits, filed in 2010 and 2012, are currently pending in the Court of Appeals in Guyana, however, the Company cannot accurately predict at this time when the consolidated suit will reach a court of final determination.

OneGY is also involved in several legal claims regarding its tax filings with the Guyana Revenue Authority (the "GRA") dating back to 1991 regarding the deductibility of intercompany advisory fees as well as other tax assessments. OneGY has maintained that it has no unpaid corporation tax due to the GRA and that any liability OneGY might be found to have with respect to the disputed tax assessments would be offset in part by the amounts claimed with respect to rights ATN has pursuant to its agreement with the government of Guyana. OneGY's position has been upheld by various High Court rulings made in its favor including most recently in February 2024, and while all matters have been appealed by the GRA, only one remains pending for determination by the High Court.

In February 2020, the Company's Alaska Communications subsidiary received a draft audit report from USAC in connection with USAC's inquiry into Alaska Communications' funding requests under the Rural Health Care Support Program for certain customers for the time period of July 2012 through June 2017. Alaska Communications also received a Letter of Inquiry on March 18, 2018, and subsequent follow up information requests, from the FCC Enforcement Bureau requesting historical information regarding Alaska Communications' participation in the FCC's Rural Health Care Support Program.

On May 8, 2024, the Company entered into a Consent Decree with the FCC Enforcement Bureau, regarding both the USAC and FCC Enforcement Bureau's investigation and agreed to (i) pay a settlement amount of approximately $6.3 million, and (ii) enter into a three-year compliance agreement in connection with Alaska Communication's continued participation in the RHC Program. At this time, the Company believes that it can comply with all of the terms of the compliance agreement.

The settlement amount of $6.3 million consists of a $5.3 million cash payment and the $1.0 million forgiveness of certain receivables, both of which have been accrued on the Company's balance sheet as of December 31, 2024. As such, this settlement will not impact the statement of operations in future periods.

With respect to all of the foregoing unresolved matters, the Company believes that some adverse outcome is probable and has accordingly accrued $13.8 million as of December 31, 2024, for these and other potential liabilities arising in various claims, legal actions and regulatory proceedings arising in the ordinary course of business. The Company also faces contingencies that are reasonably possible to occur that cannot currently be estimated. It is the Company's policy to expense costs associated with loss contingencies, including any related legal fees, as they are incurred.

Other Obligations

The Company has obligations under non-cancellable contracts for network facilities and transport services, agreements for software licensing, as well as certain agreements to purchase goods or services. Future minimum payments required under these commitments are as follows at December 31, 2024 (in thousands):

2025	$ 72,389
2026	38,978
2027	18,614
2028	10,757
2029	6,665
Thereafter	23,670
Total obligations	$ 171,073

14. SEGMENT REPORTING

Through December 31, 2024, the Company has the following two reportable and operating segments: (i) International Telecom and (ii) US Telecom.

Operating income is the segment measure of profit or loss reported to the chief operating decision maker for purposes of assessing the segments' performance and making capital allocation decisions. The Company believes operating income is a useful measure of its operating results as it provides relevant and useful information to investors and other users of our financial data in evaluating the effectiveness of the Company's operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. The Company's chief operating decision maker is our Chief Executive Officer.

The following tables provide information for each operating segment (in thousands):

For the Year Ended December 31, 2024	International Telecom	US Telecom	Corporate and Other (1)	Consolidated
Revenue				
Communication Services				
Mobility - Business	$ 19,794	$ 277	$ —	$ 20,071
Mobility - Consumer	87,407	2,494	—	89,901
Total Mobility	107,201	2,771	—	109,972
Fixed - Business	74,087	125,439	—	199,526
Fixed - Consumer	172,078	86,760	—	258,838
Total Fixed	246,165	212,199	—	458,364
Carrier Services	13,724	119,561	—	133,285
Other	4,680	1,457	—	6,137
Total Communication Services Revenue	371,770	335,988	—	707,758
Construction	—	3,900	—	3,900
Other				
Managed Services	5,693	11,724	—	17,417
Total Other Revenue	5,693	11,724	—	17,417
Total Revenue	377,463	351,612	—	729,075
Operating Expenses				
Cost of communication services and other	136,137	176,268	(149)	312,256
Cost of construction revenue	—	3,866	—	3,866
Selling, general and administrative	114,175	91,650	23,044	228,869
Stock-based compensation	354	621	7,262	8,237
Transaction-related charges	—	3,789	1,058	4,847
Restructuring and reorganization expenses	1,489	1,167	879	3,535
Depreciation and amortization	63,708	73,994	633	138,335
Amortization of intangibles from acquisitions	1,006	6,901	—	7,907
(Gain) loss on disposition of assets and transfers	(15,179)	2,529	(601)	(13,251)
Goodwill impairment	—	35,269	—	35,269
Total Operating Expenses	301,690	396,054	32,126	729,870
Income from operations	75,773	(44,442)	(32,126)	(795)
Other income (expenses)				
Interest income				1,186
Interest expense				(49,548)
Other expense				(1,809)
Other expense				(50,171)
Loss before income taxes				(50,966)
Other segment disclosures:				
Net (income) loss attributable to non-controlling interests	(12,844)	18,267	—	5,423

For the Year Ended December 31, 2023				
	International Telecom	US Telecom	Corporate and Other (1)	Consolidated
Revenue				
Communication Services				
Mobility - Business	$ 16,333	$ 527	$ —	$ 16,860
Mobility - Consumer	92,153	3,510	—	95,663
Total Mobility	108,486	4,037	—	112,523
Fixed - Business	71,215	143,322	—	214,537
Fixed - Consumer	167,953	90,283	—	258,236
Total Fixed	239,168	233,605	—	472,773
Carrier Services	14,686	128,195	—	142,881
Other	3,066	3,839	—	6,905
Total Communication Services Revenue	365,406	369,676	—	735,082
Construction	—	10,629	—	10,629
Other				
Managed Services	5,327	11,178	—	16,505
Total other revenue	5,327	11,178	—	16,505
Total Revenue	370,733	391,483	—	762,216
Operating Expenses				
Cost of communication services and other	141,771	178,829	(877)	319,723
Cost of construction revenue	—	10,345	—	10,345
Selling, general and administrative	113,007	102,375	27,315	242,697
Stock-based compensation	431	247	7,857	8,535
Transaction-related charges	—	172	379	551
Restructuring and reorganization expenses	3,491	7,737	—	11,228
Depreciation and amortization	57,420	81,594	2,613	141,627
Amortization of intangibles from acquisitions	1,253	11,383	—	12,636
(Gain) loss on disposition of assets and transfers	(60)	4,323	(2,564)	1,699
Total Operating Expenses	317,313	397,005	34,723	749,041
Income from operations	53,420	(5,522)	(34,723)	13,175
Other income (expenses)				
Interest income				476
Interest expense				(42,686)
Other income				1,496
Other expense				(40,714)
Loss before income taxes				(27,539)
Other segment disclosures:				
Net (income) loss attributable to non-controlling interests	(7,105)	11,321	—	4,216

For the Year Ended December 31, 2022	International Telecom	US Telecom	Corporate and Other (1)	Consolidated
Revenue				
Communication Services				
Mobility - Business	$ 14,830	$ 1,228	$ —	$ 16,058
Mobility - Consumer	87,601	6,359	—	93,960
Total Mobility	102,431	7,587	—	110,018
Fixed - Business	69,903	126,735	—	196,638
Fixed - Consumer	163,408	78,338	—	241,746
Total Fixed	233,311	205,073	—	438,384
Carrier Services	13,459	128,864	—	142,323
Other	1,450	46	—	1,496
Total Communication Services Revenue	350,651	341,570	—	692,221
Construction	—	15,762	—	15,762
Other				
Managed Services	4,930	12,832	—	17,762
Total Other Revenue	4,930	12,832	—	17,762
Total Revenue	355,581	370,164	—	725,745
Operating Expenses				
Cost of communication services and other	140,099	173,302	(506)	312,895
Cost of construction revenue	—	15,763	—	15,763
Selling, general and administrative	103,933	95,703	24,763	224,399
Stock-based compensation	240	387	6,779	7,406
Transaction-related charges	—	1,669	3,129	4,798
Depreciation and amortization	56,568	75,020	3,549	135,137
Amortization of intangibles from acquisitions	1,572	11,444	—	13,016
(Gain) loss on disposition of assets and transfers	1,157	2,532	700	4,389
Total Operating Expenses	303,569	375,820	38,414	717,803
Income from operations	52,012	(5,656)	(38,414)	7,942
Other income (expenses)				
Interest income				174
Interest expense				(20,417)
Other income (expense)				4,245
Other (expense)				(15,998)
Loss before income taxes				(8,056)
Other segment disclosures:				
Net (income) loss attributable to non-controlling interests	(6,613)	8,551	—	1,938

	International Telecom	US Telecom	Corporate and Other	Consolidated
December 31, 2024				
Cash, cash equivalents, and restricted cash	$ 35,231	$ 51,604	$ 2,409	$ 89,244
Total current assets.........................	129,866	168,754	10,541	309,161
Fixed assets, net	466,861	565,625	7,707	1,040,193
Goodwill	4,835	—	—	4,835
Total assets	675,642	957,914	93,547	1,727,103
Total current liabilities.....................	85,588	147,490	34,236	267,314
Total debt, including current portion..........	59,850	316,241	181,265	557,356
December 31, 2023				
Cash, cash equivalents, and restricted cash	$ 26,354	$ 33,574	$ 2,239	$ 62,167
Total current assets.........................	107,469	162,768	11,035	281,272
Fixed assets, net	481,911	593,833	4,915	1,080,659
Goodwill	4,836	35,268	—	40,104
Total assets	672,171	1,019,924	91,619	1,783,714
Total current liabilities.....................	86,540	169,297	37,357	293,194
Total debt, including current portion..........	64,254	293,607	159,009	516,870

	Capital Expenditures			
Year ended December 31,	International Telecom	US Telecom	Corporate and Other (1)	Consolidated
2024	$ 56,693	$ 53,652	$ 29	$ 110,374
2023	76,379	86,918	—	163,297

(1) Corporate and other refers to corporate overhead expenses and consolidating adjustments.

The table below identifies the Company's revenues and long-lived assets by geographic location. The Company attributes revenue to geographic location based on location of the customer (in thousands):

	2024		2023		2022	
	Revenues	Long-Lived Assets	Revenues	Long-Lived Assets	Revenues	Long-Lived Assets
US..........................	$ 353,277	$ 872,515	$ 391,870	$ 938,650	$ 370,204	$ 927,177
Guyana.......................	122,576	188,183	119,915	195,030	113,816	174,719
US Virgin Islands	92,104	208,059	95,129	213,553	93,264	209,101
Bermuda......................	117,845	97,310	114,096	102,227	110,337	100,125
Other Foreign Countries	43,273	51,877	41,206	52,982	38,124	67,058
	$ 729,075	$ 1,417,944	$ 762,216	$ 1,502,442	$ 725,745	$ 1,478,180

ATN INTERNATIONAL, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(Amounts in Thousands)

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
YEAR ENDED, December 31, 2022				
Description:				
Valuation allowance on net operating losses and other deferred taxes	$ 33,642	$ 2,653	$ 536	$ 35,759
Allowance for credit losses	13,885	6,695	5,409	15,171
	$ 47,527	$ 9,348	$ 5,945	$ 50,930
YEAR ENDED, December 31, 2023				
Description:				
Valuation allowance on net operating losses and other deferred taxes	$ 35,759	$ 8,327	$ 968	$ 43,118
Allowance for credit losses	15,171	5,012	3,821	16,362
	$ 50,930	$ 13,339	$ 4,789	$ 59,480
YEAR ENDED, December 31, 2024				
Description:				
Valuation allowance on net operating losses and other deferred taxes	$ 43,118	$ 6,705	$ 49	$ 49,774
Allowance for credit losses	16,362	5,946	7,176	15,132
	$ 59,480	$ 12,651	$ 7,225	$ 64,906